As filed with the Securities and Exchange Commission on October 26, 2020

Registration Nos.

and

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SF-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SOUTHERN CALIFORNIA EDISON COMPANY (Exact name of registrant, sponsor and depositor as specified in its charter)	SCE RECOVERY FUNDING LLC (Exact name of registrant and issuing entity as specified in its charter)
California (State or other jurisdiction of incorporation or organization)	Delaware (State or other jurisdiction of incorporation or organization)
1-2313 (Commission File Number)
000092103 (Central Index Key Number)	001826571 (Central Index Key Number)
95-1240335 (I.R.S. Employer Identification Number)	85-3002154 (I.R.S. Employer Identification Number)
2244 Walnut Grove Avenue (P.O. Box 800) Rosemead, California 91770 (626) 302-1212 (Address, including zip code, and telephone number, including area code, of depositor’s principal executive offices)

2244 Walnut Grove Avenue

(P.O. Box 5407)

Rosemead, California 91770

(626) 302-7255

(Address, including zip code, and telephone number, including area code, of issuing entity’s principal executive offices)

Kathleen L. Brennan de Jesus

Senior Attorney

2244 Walnut Grove Avenue (P.O. Box 800)

Rosemead, California 91770

626-302-3476

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With Copies to:
Eric D. Tashman Norton Rose Fulbright US LLP 555 California Street San Francisco, California 94104 (628) 231-6803	Michael F. Fitzpatrick, Jr. Hunton Andrews Kurth LLP 200 Park Avenue New York, NY 10166 (212) 309-1071

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this Registration Statement.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to Be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Senior Secured Recovery Bonds, Series 2021	$340,000,000	100%	$340,000,000(1)	$37,094

(1)	Estimated pursuant to Rule 457(o) solely for the purpose of calculating the registration fee.

The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, dated October 26, 2020

PRELIMINARY PROSPECTUS

$     Senior Secured Recovery Bonds, Series 2021

Southern California Edison Company

Sponsor, Depositor and Initial Servicer

Central Index Key Number: 000092103

SCE Recovery Funding LLC

Issuing Entity

Central Index Key Number: 001826571

Tranche	Expected Weighted Average Life (Years)	Principal Amount Offered*	Scheduled Final Payment Date	Final Maturity Date	Interest Rate		Initial Price to Public		Underwriting Discounts and Commissions		Proceeds to issuing entity (Before Expenses)
		$				%		%		%	$

*	Principal amounts are approximate and subject to change

The total initial price to the public is $            . The total amount of the underwriting discounts and commissions is $            . The total amount of proceeds to the issuing entity before deduction of expenses (estimated to be $            ) is $            . The distribution frequency is semi-annually. The first expected payment date is                .

Investing in the Senior Secured Recovery Bonds involves risks. Please read “Risk Factors” beginning on page 16 in this prospectus to read about factors you should consider before buying the bonds.

Southern California Edison Company, as depositor, is offering $     of Senior Secured Recovery Bonds, Series 2021, referred to herein as the bonds, in    tranches to be issued by SCE Recovery Funding LLC, as the issuing entity. Southern California Edison Company is also the seller, initial servicer and sponsor with regard to the bonds. The bonds are senior secured obligations of the issuing entity supported by recovery property, which includes the right to a special, irrevocable nonbypassable charge, known as fixed recovery charges, paid by all existing and future consumers (subject to the exceptions described in this prospectus) within SCE’s service territory as it existed on the date of the financing order (as defined below). The Securitization Law (as defined below) requires that fixed recovery charges be adjusted (or “trued-up”) at least annually, and the California Public Utilities Commission (the CPUC or the California commission) has authorized the fixed recovery charges to be adjusted more frequently to ensure the expected recovery of fixed recovery charge revenues sufficient to timely provide all scheduled payments of principal and interest on the bonds and related financing costs, as described further in this prospectus. Credit enhancement for the bonds will be provided by such “true-up” mechanisms as well as by accounts held under the indenture.

The bonds will be issued pursuant to Article 5.8 of Chapter 4 of the California Public Utilities Code, as amended (the Securitization Law), and an irrevocable financing order issued by the CPUC on                approving the issuance of the bonds. The CPUC’s obligations under the Securitization Law and the financing order are irrevocable and the CPUC shall neither reduce, alter nor impair the fixed recovery charges authorized under a financing order, except for the true-up adjustments to the fixed recovery charges.

The bonds represent obligations only of the issuing entity, SCE Recovery Funding LLC, and do not represent obligations of the sponsor or any of its affiliates other than the issuing entity. The bonds are secured by the assets of the issuing entity, consisting principally of the recovery property and funds on deposit in the collection account for the bonds and related subaccounts. Please read “Security for the Bonds” in this prospectus. The bonds are not a debt or general obligation of the State of California, the California Public Utilities Commission or any other governmental agency or instrumentality and are not a charge on the full faith and credit or the taxing power of the State of California or any governmental agency or instrumentality.

Interest will accrue on the bonds from the date of issuance. The bonds are scheduled to pay principal and interest semi-annually on                and                of each year, beginning in                . The first scheduled payment date is                . On each payment date, each bond will be entitled to payment of principal, sequentially, but only to the extent funds are available in the collection account after payment of certain fees and expenses and after payment of interest.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The underwriters expect to deliver the bonds through the book-entry facilities of The Depository Trust Company against payment in immediately available funds on or about                     , 2021.

Joint Bookrunners

Co-Managers

The date of this prospectus is                    , 2021

Page
ABOUT THIS PROSPECTUS	1
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION	2
PROSPECTUS SUMMARY OF TERMS	3
SUMMARY OF RISK FACTORS	15
RISK FACTORS	16
You may experience material payment delays or incur a loss on your investment in the bonds because the source of funds for payment is limited	16
RISKS ASSOCIATED WITH POTENTIAL JUDICIAL, LEGISLATIVE OR REGULATORY ACTIONS	17
We are not obligated to indemnify you for changes in law	17
Future judicial action could reduce the value of your investment in the bonds	17
Future state legislative action, including a voter initiative, might attempt to reduce the value of your investment in the bonds	17
The California commission might attempt to take actions that could reduce the value of your investment in the bonds	18
The servicer may not fulfill its obligations to act on behalf of the bondholders to protect bondholders from actions by the California commission or the State of California, or the servicer may be unsuccessful in any such attempt	19
A municipal entity or tribal utility might assert the right to acquire portions of SCE’s electric facilities and/or serve the load of customers within their jurisdictional areas and avoid or reduce the affected customers’ payment of the fixed recovery charges	19
SERVICING RISKS	21
Inaccurate consumption or collection forecasting might reduce scheduled payments on the bonds	21
The COVID-19 pandemic may impact SCE’s ability to collect and service the fixed recovery charges and might reduce scheduled payments on the bonds	22
Your investment in the bonds depends on SCE or its successor or assignee, acting as servicer of the recovery property	22
If we replace SCE as the servicer, we may experience difficulties finding and using a replacement servicer	23
Changes to billing, collection and posting practices might reduce the value of your investment in the bonds	23
SCE’s systems and network infrastructure are targets for physical and cyber attacks, intrusions or other catastrophic events that could result in their failure or reduced functionality and limit SCE’s ability to service the recovery property.	23
It may be difficult to collect fixed recovery charges from other parties who bill retail customers	24
It might be difficult for successor servicers to collect the fixed recovery charges from SCE’s customers	24
RISKS ASSOCIATED WITH THE UNUSUAL NATURE OF THE RECOVERY PROPERTY	24
Foreclosure of the trustee’s lien on the recovery property for the bonds might not be practical, and acceleration of the bonds before maturity might have little practical effect	24
NATURAL DISASTER-RELATED RISK	24
Damage to SCE’s operations or reduced capacity to deliver electricity could impair payment of the bonds	24
RISKS ASSOCIATED WITH POTENTIAL BANKRUPTCY PROCEEDINGS OF THE SELLER OR THE SERVICER	25
The servicer will commingle the fixed recovery charges with other revenues it collects, which might obstruct access to the fixed recovery charges in case of the servicer’s bankruptcy and reduce the value of your investment in the bonds	25
The bankruptcy of SCE or any successor seller might result in losses or delays in payments on the bonds	25

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Page
The sale of the recovery property might be construed as a financing and not a sale in a case of SCE’s bankruptcy which might delay or limit payments on the bonds	27
If the servicer enters bankruptcy proceedings, the collections of the fixed recovery charges held by the servicer as of the date of bankruptcy might constitute preferences, which means these funds might be unavailable to pay amounts owing on the bonds	27
Claims against SCE or any successor seller might be limited in the event of a bankruptcy of the seller	28
The bankruptcy of SCE or any successor seller might limit the remedies available to the trustee	28
OTHER RISKS ASSOCIATED WITH AN INVESTMENT IN THE BONDS	28
SCE’s indemnification obligations under the sale and servicing agreements are limited and might not be sufficient to protect your investment in the bonds	28
We are issuing several tranches of the bonds.	29
The credit ratings are no indication of the expected rate of payment of principal on the bonds	29
The bonds’ credit ratings might affect the market value of your bonds.	29
The absence of a secondary market for the bonds might limit your ability to resell your bonds	29
You might receive principal payments for the bonds later than you expect	30
SCE intends to cause the creation of additional recovery property and the issuance of additional recovery bonds through other affiliated entities and may issue other bonds secured by a nonbypassable charge on customers which may cause a delay in the payment of the bonds	30
Regulatory provisions affecting certain investors could adversely affect the liquidity of the bonds	30
If the investment of collected fixed recovery charges and other funds held by the trustee in the collection account results in investment losses or the investments become illiquid, you may receive payment of principal and interest on the bonds later than you expect	31
REVIEW OF RECOVERY PROPERTY	32
THE RECOVERY PROPERTY AND THE SECURITIZATION LAW	35
The Securitization Law Generally	35
The Financing Order and the Recovery Property	36
SCE’s FINANCING ORDER	40
SCE’s Financing Order	40
Fixed Recovery Charges	40
Issuance Advice Letter	44
Servicing Agreement	44
Additional Bonds	44
THE DEPOSITOR, SELLER, INITIAL SERVICER AND SPONSOR	46
General	46
Community Choice Aggregation, Direct Access and Departing Load	46
SCE Retail Consumer Base and Electric Energy Consumption	47
Forecasting Electricity Consumption	48
Billing and Collections	49
Credit Policy	50
COVID-19 Customer Protections	50
Loss Experience	51
Days Sales Outstanding	51
Delinquencies	51
Municipalization; Municipal Departing Load	51
Successors	52
Prior Securitizations	52
Where to Find Information About SCE	53

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement filed with the Securities and Exchange Commission, or SEC. This prospectus provides information about us, the bonds and Southern California Edison Company, or SCE, the depositor, sponsor and initial servicer. This prospectus describes the terms of the bonds offered hereby. You should carefully review this prospectus, any free writing prospectus the issuing entity files with the SEC, and the information, if any, contained in the documents referenced in this prospectus under the heading “Where You Can Find More Information”.

References in this prospectus to the term we, us, or the issuing entity mean SCE Recovery Funding LLC, the entity which will issue the bonds. References to the recovery bonds or the bonds, unless the context otherwise requires, mean the bonds offered pursuant to this prospectus. References to SCE, the seller, the depositor or the sponsor mean Southern California Edison Company. References to the bondholders or the holders refer to the registered holders of the bonds. References to the recovery property mean the recovery property sold to us by SCE and pledged to the payment of the bonds. References to the servicer refer to SCE and any successor servicer under the servicing agreement referred to in this prospectus. References to the California commission or CPUC refer to the California Public Utilities Commission. References to the Securitization Law refer to Article 5.8 of Chapter 4 of the California Public Utilities Code, as amended. Unless the context otherwise requires, references to a financing order are to the irrevocable Financing Order issued by the CPUC as Decision                , on                . Unless the context otherwise requires, the term customer means “consumer” within the meaning of Securitization Law. Under the Securitization Law, “consumer” is defined as any existing or future individual, governmental body, trust, business entity, or nonprofit organization located in the service territory of SCE as of the date of the financing order that consumes electricity that has been transmitted or distributed by means of electric transmission or distribution facilities, whether those electric transmission or distribution facilities are owned by the consumer, SCE, or any other party. References to ESPs refer to electric service providers as defined in the glossary. You can find a glossary of some of the other defined terms we use in this prospectus on page 126 of this prospectus.

We have included cross-references to sections in this prospectus where you can find further related discussions. You can also find key topics in the preceding pages. Check the table of contents to locate these sections.

You should rely only on the information contained or incorporated by reference in this prospectus and in any free writing prospectus from us or the underwriters specifying the terms of this offering. Neither we nor any underwriter, agent, dealer, salesperson, the California commission or SCE has authorized anyone else to provide you with any different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell the bonds in any jurisdiction where the offer or sale is not permitted. The information in this prospectus and any free writing prospectus is current only as of the date of this prospectus.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This prospectus includes forward-looking statements, including regarding expectations, estimates and projections about the electric consumption of customers, SCE’s ability to service the recovery property and collect the fixed recovery charges, the issuing entity’s ability to pay back the bonds, and the California commission’s adherence to the State pledge to protect the rights of bondholders. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events of performance (often, but not always, through the use of words or phrases such as “will,” “are expected to,” “will continue,” “is anticipated,” “believe,” “could,” “should,” “estimated,” “may,” “plans to,” “potential,” “projection,” “designed to,” “intended”) are not statements of historical facts and may be forward-looking. Forward-looking statements involve estimates, assumptions and uncertainties. Accordingly, any such statements are qualified in their entirety by reference to important factors included in “Risk Factors” (in addition to any assumptions and other factors referred to specifically in connection with such forward-looking statements) that could have a significant impact on financial results, and could cause actual results to differ materially from those contained in forward-looking statements made by or on behalf of us or SCE, in this prospectus, in presentations, on websites, in response to questions or otherwise. The following are some of the factors that could cause actual results to differ from those expressed or implied by forward-looking statements in this prospectus:

•

state and federal legislative, judicial and regulatory actions or developments, including deregulation, re-regulation, restructuring of the electric utility industry and changes in, or changes in application of, laws or regulations applicable to various aspects of SCE’s business;

•	the accuracy of the servicer’s estimates of market demand and prices for energy;

•	the accuracy of the servicer’s estimates of industrial, commercial and residential growth;

•	changes in market demand and demographic patterns;

•

weather variations, natural disasters and other natural phenomena, including wildfires, earthquakes, severe storms, floods and other weather-related events affecting customer energy usage, the ability to supply electricity to customers or SCE’s ability to service the recovery property;

•	pandemics, such as the novel coronavirus (COVID-19), and other events that cause regional, statewide, national or global disruption which could impact, among other things, electric energy usage;

•	the operating performance of SCE’s facilities and the facilities of third-party suppliers of electric energy;

•	the accuracy of the servicer’s forecast of electrical consumption or the payment of fixed recovery charges;

•

the implementation and reliability of the systems, procedures and other infrastructure necessary to operate SCE’s retail electric business, including the systems owned and operated by the California independent system operator (CAISO);

•	national or regional economic conditions affecting retail electric consumer energy usage;

•	direct or indirect results of cyber-attacks, security breaches or other attempts to disrupt the business of SCE, ESPs or the CAISO;

•	non-payment of fixed recovery charges due to financial distress of ESPs; and

•	other factors we discuss in this prospectus.

You should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement, and we undertake no obligation to update or revise any forward-looking statement, including unanticipated events, after the date on which such statement is made. New factors emerge from time to time and it is not possible for management to predict all of such factors, nor can it assess the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

PROSPECTUS SUMMARY OF TERMS

The following section is only a summary of selected information and does not provide you with all the information you will need to make your investment decision. There is more detailed information in this prospectus. To understand all of the terms of the offering of the bonds, carefully read this entire prospectus. You should carefully consider the Risk Factors beginning on page 21 of this prospectus before you invest in the bonds.

Securities Offered:	$ Senior Secured Recovery Bonds, Series 2021 scheduled to pay principal semi-annually and sequentially in accordance with the expected sinking fund schedule.

Tranche	Principal Amount*
$

* Principal amounts are approximate and subject to change

Issuing Entity and Capital Structure:

We are a special purpose Delaware limited liability company. SCE is our sole member and owns all of our equity interests. We have no commercial operations. We were formed solely to purchase and own recovery property, to issue the bonds secured by recovery property and to perform activities incidental thereto and our organizational documents prohibit us from engaging in any other activity except as specifically authorized by the financing order. Please read “SCE Recovery Funding LLC, the Issuing Entity” in this prospectus.

We will be capitalized with an upfront cash deposit by SCE of 0.50% of the bonds’ principal amount issued (to be held in the capital subaccount) and will have an excess funds subaccount to retain, until the next payment date, any amounts collected and remaining after all scheduled payments due on such payment date for the bonds have been made.

Our Address:	2244 Walnut Grove Avenue P.O. Box 5407 Rosemead, California 91770

Our Telephone Number:	(626) 302-7255

Depositor, Seller, Initial Servicer and Sponsor:

SCE is an investor-owned public utility primarily engaged in the business of supply and delivering electricity to an approximately 50,000 square mile area of southern California. SCE is a wholly owned subsidiary of Edison International. The bonds do not constitute a debt, liability or other legal obligation of SCE or Edison International.

SCE serves approximately 5 million customers in its service territory. As of September 30, 2020, SCE (or its subsidiaries) had 12,956 employees. SCE’s retail rates are regulated by the CPUC.

SCE, acting as the initial servicer, and any successor servicer, referred to in this prospectus as the servicer, will service the recovery property under a servicing agreement with us. Please read “The Depositor, Seller, Initial Servicer and Sponsor” and “The Servicing Agreement” in this prospectus.

SCE’s Address:	2244 Walnut Grove Avenue P.O. Box 800 Rosemead, California 91770

Trustee:	The Bank of New York Mellon Trust Company, N.A., a national banking association, will act as trustee under the indenture pursuant to which the bonds will be issued. Please read “The Trustee” in this prospectus for a description of the trustee’s duties and responsibilities under the indenture.

Purpose of Transaction:	This issuance of bonds will enable SCE to recover and refinance a portion of certain wildfire risk mitigation capital expenditures eligible for recovery under the Securitization Law. Please read “The Recovery Property and the Securitization Law” and “SCE’s Financing Order” in this prospectus.

Transaction Overview:

In 2019, in response to catastrophic wildfires which engulfed portions of the State in 2017 and 2018, the California legislature enacted comprehensive legislation, known as AB 1054, to financially stabilize the State’s electric utilities. As part of such legislation, the Legislature amended the Public Utilities Code to enact the Securitization Law. The Securitization Law permits electric utilities, like SCE, to recover certain costs and expenses incurred by electric utilities associated with these wildfires and future fire mitigation costs, including costs and expenses relating to implementing wildfire mitigation plans, determined to be just and reasonable by the California commission. These wildfire-related costs and expenses, including the costs of financing such costs and expenses, are referred to as “recovery costs” in the Securitization Law and in this prospectus. The Securitization Law authorizes the financing and recovery of “recovery costs” through the issuance of recovery bonds pursuant to and supported by an irrevocable financing order issued by the California commission. Please read “SCE’s Financing Order” in this prospectus for a discussion of the recovery costs authorized in the financing order.

In order to secure payment of the recovery bonds, the Securitization Law permits the California commission to approve irrevocable nonbypassable, consumption-based fixed recovery charges which are imposed and collected from all “consumers.” As used in the prospectus, the term “customers” has the same meaning as “consumers” in the Securitization Law, and includes any existing or future customer of SCE, including customers purchasing energy from any ESP, and any other individual, governmental body, trust, business entity, or nonprofit organization located in the service territory of SCE as of the date of the financing order that consumes electricity that has been transmitted or distributed by means of electric transmission or distribution facilities, whether those electric transmission or distribution facilities are owned by the customer, SCE, or any other party.

The amount and terms for collections of these fixed recovery charges are governed by the financing order. The Securitization Law permits an electrical corporation to transfer its rights and interests under a financing order, including the right to impose, collect and receive fixed recovery charges, to a special purpose entity formed by the electrical corporation to issue debt securities secured by the right to receive revenues arising from the fixed recovery charges. The electrical corporation’s right to receive the fixed recovery charges, all revenues and collections resulting from the fixed recovery charges and its other rights and interests under a financing order, upon transfer to the issuing entity, constitute recovery property. As provided in the financing order, recovery property does not come into existence until SCE sells the recovery property to the issuing entity.

On                 , the California commission issued the financing order to SCE to enable SCE to recover $         million of previously-incurred wildfire risk mitigation capital expenditures and prudently incurred financing expenses. References in this prospectus to the financing order, unless the context indicates otherwise, mean the financing order issued by the California commission on                 . Please read “SCE’s Financing Order” in this prospectus for a more comprehensive description of the financing order and for a discussion a discussion of the recovery costs authorized in the financing order, which we refer to in this prospectus as recovery costs. The costs covered by the financing order relate to, and will be recovered from all customers.

The primary transactions underlying the offering of the bonds are as follows:

•  SCE will sell recovery property to us in exchange for the net proceeds from the sale of the bonds,

•  we will sell the bonds, which will be secured primarily by the recovery property, to the underwriters, and

•  SCE will act as the initial servicer of the recovery property.

The bonds are not obligations of the trustee, our managers, SCE, Edison International or any of their respective affiliates other than us. The bonds are also not obligations of the State of California or any governmental agency, authority or instrumentality of the State of California and neither the full faith and credit nor the taxing power of the State of California is pledged to the payment of the principal of, or interest on, the bonds.

Transaction Parties:	The following chart represents a general summary of the parties to the transactions underlying the offering of the bonds, their roles and their various relationships to the other parties:

Flow of Funds:	The following chart represents a general summary of the flow of funds:

Recovery Property, Fixed Recovery Charges and the True-Up Mechanism:	In general terms, all of the rights and interests of SCE under the financing order that are transferred to us pursuant to the sale agreement are referred to in this prospectus as the recovery property. The recovery property consists of all of SCE’s rights and interests established under the financing order and further identified in issuance advice letter transferred to us in connection with the issuance of the bonds, including (i) the right title and interest in and to the fixed recovery charges, including the right to obtain adjustments of such charges as authorized in the financing order, and (ii) the right to be paid the fixed recovery charges, as well as all revenues, collections, claims, payments, moneys, or proceeds of or arising from the fixed recovery charges. Recovery property is a present property right created by the Securitization Law and the financing order and is protected by the state pledge in the Securitization Law described below.

Nonbypassable means that we will be entitled to collect fixed recovery charges from all existing or future customers of SCE (subject to certain exceptions), including customers purchasing energy from any ESP, or any other individual, governmental body, trust, business entity, or nonprofit organization located in the service territory of SCE as of the date of the financing order that consumes electricity that has been transmitted or distributed by means of transmission or distribution facilities, whether those electric transmission or distribution facilities are owned by the customer, SCE, or any other party. Therefore, in general, customers can only avoid paying fixed recovery charges if they move out of SCE’s service territory or if they fall within categories exempted from paying fixed recovery charges under the Securitization Law. Under the Securitization Law, the only customers exempt from paying fixed recovery charges are those customers enrolled in enrolled in the California Alternative Rate for Energy (CARE) or the Family Electric Rate Assistance (FERA) programs, which customers are collectively referred to herein as exempted customers. Please read “The Recovery Property and the Securitization Law— The Financing Order and the Recovery Property—Exemptions from Fixed Recovery Charges” and “SCE’s Financing Order—Fixed Recovery Charges—The Financing Order Establishes the Methodology used to Calculate the Fixed Recovery Charges” in this prospectus.

The fixed recovery charges are calculated by the servicer according to the methodology approved in the financing order, which includes the allocation of cost responsibility among customer rate classes (FRC consumer classes), based upon the cost responsibilities approved in SCE’s most recently filed general rate case (GRC) or related proceeding. There are currently thirteen FRC consumer classes, including two FRC consumer classes consisting of exempted customers. Through the true-up mechanism, all FRC consumer classes and, consequently, all customers, except exempted customers, will cross share in the liabilities of all other customers for the payment of fixed recovery charges. Please read “SCE’s Financing Order—Fixed Recovery Charges—The Financing Order Establishes the Methodology used to Calculate the Fixed Recovery Charges” in this prospectus.

During the twelve months ended September 30, 2020, SCE’s total operating revenue was derived as follows:     % commercial customers,     % residential customers,     % industrial customers,     % public authorities,     % agricultural and other, and     % other operating revenue. During 2019, exempted customers accounted for 8.00% of SCE’s total electric deliveries and approximately 24.28% of deliveries to the residential domestic FRC consumer classes.

The recovery property is not a receivable, and the principal collateral securing the bonds will not be a pool of receivables. The fixed recovery charges authorized in the financing order are irrevocable and not subject to reduction, impairment, or adjustment by further action of the California commission, except for true-up adjustments to correct overcollections or undercollections and to provide for the expected recovery of amounts sufficient to timely provide all payments of debt service and other required amounts and charges in connection with the bonds. In addition to the annual true-up adjustment, the servicer is authorized to make interim adjustments at any time for any reason to ensure the timely payment of the periodic payment requirement. Please read “SCE’s Financing Order—Fixed Recovery Charges—The Financing Order Requires the Servicer to Periodically to “True-Up” the Fixed Recovery Charge” and “The Servicing Agreement—True-Up Adjustment Filings” in this prospectus.

In addition, the servicer may make a non-routine true-up adjustment to be effective simultaneously with a base rate change that includes any change in the rate allocation among customers used to determine the fixed recovery charges. The servicer may also make changes to the logic, structure and components of the methodology used to determine the fixed recovery charges, subject to compliance with certain conditions in the financing order and the servicing agreement, including satisfaction of the rating agency condition. Please read “The Servicing Agreement—True-Up Adjustment Filings” in this prospectus.

There is no “cap” on the level of fixed recovery charges that may be imposed on customers, in order to timely pay scheduled principal and interest on the bonds and related financing costs.

The Collateral:

The bonds are secured only by our assets. The principal asset securing the bonds will be recovery property, which is a present property right created under the Securitization Law by a financing order issued by the California commission. The collateral also includes:

•  our rights under the sale agreement pursuant to which we will acquire the recovery property,

•  our rights under the financing order, including our rights under the true-up mechanism,

•  our rights under the servicing agreement and any subservicing, agency, intercreditor or collection agreements executed in connection with the servicing agreement,

•  the collection account for the bonds and all related subaccounts,

•  all of our other property related to the bonds, other than any cash released to SCE by the trustee on any payment date representing a return of capital on its capital contribution,

•  all present and future claims, demands, causes and choses in action in respect of any or all of the foregoing, and

•  all payments on or under and all proceeds in respect of any or all of the foregoing.

The subaccounts consist of a capital subaccount, which will be funded at closing in the amount of 0.50% of the initial aggregate principal amount of the bonds, a general subaccount, into which the servicer will deposit all fixed recovery charge collections, and excess funds subaccount, into which we will transfer any amounts collected and remaining on a payment date after all payments to bondholders and other parties have been made. Amounts on deposit in each of these subaccounts will be available to make payments on the bonds on each payment date. For a description of the recovery property, please read “The Recovery Property and the Securitization Law” in this prospectus.
State Pledge:

Under the Securitization Law, the State of California has pledged that it will neither limit nor alter the fixed recovery charges, recovery property, the financing order, or any rights thereunder, except for adjustments discussed in “SCE’s Financing Order—Fixed Recovery Charges—The Financing Order Requires the Servicer to Periodically to “True-Up” the Fixed Recovery Charge” and “The Servicing Agreement—True-Up Adjustment Filings”, until the bonds, together with the interest thereon and related financing costs, are fully paid and discharged. However, the Securitization Law further provides that nothing in this pledge precludes the State of California from limiting or altering the fixed recovery charges, recovery property or the financing order of the CPUC, if and when adequate provision is made by law for the protection of electrical corporations, owners of recovery property, financing entities and holders of bonds. We refer to this pledge in this prospectus or any prospectus supplement as the State pledge. Please read “Risk Factors—Risks Associated with Potential Judicial, Legislative or Regulatory Actions” in this prospectus.

Under the Securitization Law, we are expressly authorized to include the State pledge for the State of California in the bonds.

Initial Fixed Recovery Charge as a Percentage of Customer’s Bill:	While the initial fixed recovery charge will vary based on the FRC consumer class, the initial fixed recovery charge is expected to represent approximately % of the total bill, as of , received by a 1,000 kWh residential customer of SCE.

Payment Dates:	Semi-annually, and and on the scheduled final payment date or legal final maturity for each tranche. The first scheduled payment date is .

Interest Payments:	Interest is due on each payment date. Interest will accrue with respect to each tranche of bonds on a 30/360 basis at the interest rate specified for such tranche in the table below:

Tranche	Interest Rate
%

If any payment date is not a business day, payments scheduled to be made on such date may be made on the next succeeding business day and no interest shall accrue upon such payment during the intervening period.

We will pay interest on each tranche of bonds before we pay the principal of each tranche of bonds. Please read “Description of the Bonds—Principal Payments” in this prospectus. If there is a shortfall in the amounts available in the collection account to make interest payments, the trustee will distribute interest pro rata to each tranche of bonds based on the amount of interest payable on each outstanding tranche.

Principal Payments and Record Dates and Payment Sources:	The issuing entity is scheduled to make payments of principal on each payment date and sequentially in accordance with the expected sinking fund schedule included in this prospectus.

Principal for each tranche is due upon the final maturity date for that tranche. Failure to pay the entire outstanding principal amount of a tranche by the final maturity date for such tranche will result in an event of default.

Failure to pay a scheduled principal payment on any payment date or the entire outstanding amount of the bonds of any tranche by the scheduled final payment date will not result in a default with respect to that tranche. The failure to pay the entire outstanding principal balance of the bonds of any tranche will result in a default only if such payment has not been made by the final maturity date for the tranche.

If there is a shortfall in the amounts available to make principal payments on the bonds that are due and payable, including upon an acceleration following an event of default, the trustee will distribute principal from the collection account pro rata to each tranche of bonds based on the principal amount then due and payable on the payment date; and if there is a shortfall in the remaining amounts available to make principal payments on the bonds that are scheduled to be paid, the trustee will distribute principal from the collection account pro rata to each tranche of bonds based on the principal amount then scheduled to be paid on the payment date.

Weighted Average Life:	Tranche	Expected Weighted Average Life (years)

Scheduled Final Payment Date and Final Maturity Date:	The scheduled final payment date and final maturity date for each tranche of bonds will be as set forth in the table below:
	Tranche	Scheduled Final Payment Date	Final Maturity Date

Optional Redemption:	None. Non-call for the life of the bonds.

Mandatory Redemption:	None. The issuing entity is not required to redeem the bonds at any time prior to maturity.

Priority of Payments:

On each payment date for the bonds, the trustee will allocate or pay all amounts on deposit in the general subaccount of the collection account in the following order of priority:

1. payment of the trustee’s fees, expenses and any outstanding indemnity amounts not to exceed $             per annum,

2. payment of the servicing fee relating to the bonds, plus any unpaid servicing fees from prior payment dates,

3. payment of the administration fee, and the fees of our independent managers,

4. payment of all of our other ordinary periodic operating expenses relating to the bonds, such as accounting and audit fees, rating agency fees, legal fees and certain reimbursable costs of the administrator under the administration agreement and the servicer under the servicing agreement,

5. payment of the interest then due on the bonds, including any past-due interest,

6. payment of the principal then required to be paid on the bonds as a result of acceleration upon an event of default or at final maturity,

7. payment of the principal then scheduled to be paid on the bonds in accordance with the expected sinking fund schedule, including any previously unpaid scheduled principal,

8. payment of any remaining unpaid fees, expenses and indemnity amounts owed to the trustee,

9. payment of any of our other unpaid operating expenses and any remaining amounts owed pursuant to the basic documents,

10. replenishment of any amounts drawn from the capital subaccount,

11. provided that no event of default has occurred and is continuing, release to SCE an amount representing a return on capital of its capital contribution calculated at an annual rate per annum equal to the weighted average interest rate on the bonds,

12. allocation of the remainder, if any, to the excess funds subaccount, and

13. after the bonds have been paid in full and discharged, including amounts due and payable to the trustee, the balance, together with all amounts in the capital subaccount and the excess funds subaccount, to us free and clear of the lien of the indenture.

The annual servicing fee for the bonds in clause 2 payable to SCE or any affiliate thereof while it is acting as servicer shall not at any time exceed     % of the original principal amount of the bonds, plus out-of-pocket expenses to cover the Servicer’s incremental costs and expenses in servicing the bonds. The annual servicing fee for the bonds payable to any other servicer not affiliated with SCE shall not at any time exceed     % of the original principal amount of the bonds, plus out-of-pocket expenses to cover the Servicer’s incremental costs and expenses in servicing the bonds, unless such higher rate is approved by the California commission. The annual administration fee in clause 3 above may not exceed $            , plus reimbursable expenses. Please read “Security for the Bonds—How Funds in the Collection Account Will Be Allocated” in this prospectus.

Issuance of Additional Recovery Bonds:	SCE may, from time to time, seek approval from the California commission to issue additional recovery bonds (or similar bonds secured by similar nonbypassable charges) through another issuer to recover additional recovery costs (or other costs) that are eligible to be financed under the Securitization Law (or similar legislation) and have been determined to be reasonable by the California commission. Such additional recovery bonds are referred to in this prospectus as additional recovery bonds, and such similar bonds are referred to as additional securitization bonds.

The additional recovery bonds or additional securitization bonds will be issued by another issuer or issuers, and will be secured by separate recovery property or similar property created by a separate financing order or orders. SCE intends to seek additional financing orders from the California commission under the Securitization Law to approve the recovery of additional $1.2 billion of recovery costs through the issuance of additional recovery bonds. Please read “SCE’s Financing Order—Additional Bonds” in this prospectus. SCE has covenanted in the sale agreement that the satisfaction of the rating agency condition and the execution of an intercreditor agreement is a condition precedent to the sale of property consisting of nonbypassable charges payable by customers comparable to the recovery property sold by SCE pursuant to the sale agreement. Please read “Risk Factors—Other Risks Associated with an Investment in the Bonds—SCE intends to cause the creation of additional recovery property and the issuance of additional recovery bonds through other affiliated entities and may issue other bonds secured by a nonbypassable charge on customers which may cause a delay in the payment of the bonds,” “Security for the Bonds—Intercreditor Agreement” and “Sale Agreement—Covenants of the Seller” in this prospectus.

Although each series of additional recovery bonds will have its own recovery property, fixed recovery charges relating to the bonds and fixed recovery charges relating to any other series of additional recovery bonds will be collected through a single electricity bill sent to each customer.

SCE will serve as the initial servicer for any additional recovery bonds. The financing order requires that, in the event a customer does not pay in full all amounts owed under any bill including fixed recovery charges, any resulting shortfalls in fixed recovery charges will be allocated ratably between the trustee and other bond trustees for each series of additional recovery bonds. Please read “The Servicing Agreement—Remittances to Collection Account” in this prospectus.

Credit Enhancement:

Credit enhancement for the bonds, which is intended to protect you against losses or delays in scheduled payments on the bonds, will be as follows:

•  The California commission will approve adjustments to the fixed recovery charges, but only upon petition of the servicer, to make up for any shortfall, due to any reason, or reduce any excess in collected fixed recovery charges. We sometimes refer to these adjustments as the true-up adjustments or the true-up mechanism. These adjustments will be made annually, and if determined necessary by the servicer, more frequently, and if there are bonds outstanding following the scheduled final payment date of the latest maturing tranche of the bonds, quarterly, to ensure the expected recovery of amounts sufficient to timely provide all payments of debt service and other required amounts and charges in connection with the bonds. Please read “SCE’s Financing Order—Fixed Recovery Charges” in this prospectus.

•  Collection Account—Under the indenture, the trustee will hold a collection account for the bonds, divided into various subaccounts. The primary subaccounts for credit enhancement purposes are:

•  the general subaccount—the trustee will deposit into the general subaccount all fixed recovery charge collections remitted to it by the servicer;

•  the capital subaccount—SCE will deposit an amount equal to 0.5% of the bonds principal amount issued into the capital subaccount on the date of issuance of the bonds; and

•  the excess funds subaccount—any excess amount of collected fixed recovery charges and investment earnings will be held in the excess funds subaccount.

Reports to Bondholders:	Pursuant to the indenture, the trustee will make available on its website (currently located at https://gctinvestorreporting.bnymellon.com) to the holders of record of the bonds regular reports prepared by the servicer containing information concerning, among other things, us and the collateral. Unless and until the bonds are issued in definitive certificated form, the reports will be provided to The Depository Trust Company. The reports will be available to beneficial owners of the bonds upon written request to the trustee or the servicer. These reports will not be examined and reported upon by an independent public accountant. In addition, no independent public accountant will provide an opinion thereon. Please read “Description of the Bonds—Reports to Bondholders” in this prospectus.

Servicing Compensation:	We will pay the servicer on each payment date the servicing fee with respect to the bonds. As long as SCE or any affiliated entity acts as servicer, this fee will be % of the initial principal balance of the bonds on an annualized basis. If a successor servicer is appointed, the servicing fee will be negotiated by the successor servicer and the trustee, but will not, unless the California commission consents, exceed % of the initial principal balance of the bonds on an annualized basis. In no event will the trustee be liable for any servicing fee in its individual capacity.

Federal Income Tax Status:	In the opinion of Norton Rose Fulbright US LLP, counsel to us and to SCE, for federal income tax purposes, the bonds will constitute indebtedness of SCE, our sole member. If you purchase a beneficial interest in any bond, you agree by your purchase to treat the bonds as debt of our sole member for federal income tax purposes. Please read “Material U.S. Federal Income Tax Consequences” in this prospectus.

ERISA Considerations:	Pension plans and other investors subject to ERISA or Section 4975 of the Internal Revenue Code may acquire the bonds subject to specified conditions. The acquisition and holding of the bonds could be treated as a direct or indirect prohibited transaction under ERISA. Accordingly, by purchasing the bonds, each investor purchasing on behalf of a pension plan will be deemed to certify that the purchase and subsequent holding of the bonds would be exempt from the prohibited transaction rules of ERISA or applicable similar law. Please read “ERISA Considerations” in this prospectus.

Credit ratings:	We expect the bonds will receive credit ratings from at least two nationally recognized statistical rating organizations. Please read “Ratings for the Bonds” in this prospectus.

Use of proceeds:	Proceeds will be used to pay expenses of issuance and to purchase the recovery property from SCE. In accordance with the financing order, SCE will use the proceeds it receives from the sale of the recovery property to reimburse itself for previously incurred recovery costs, including the retirement of related debt. Please read “Use of Proceeds” in this prospectus.

1940 Act Registration:	The issuing entity will be relying on an exclusion from the definition of “investment company” under the 1940 Act contained in Rule 3a-7 under the 1940 Act, although there may be additional exclusions or exemptions available to the issuing entity. The issuing entity is being structured so as not to constitute a “covered fund” for purposes of the Volcker Rule under the Dodd-Frank Act.

Credit Risk Retention:	The bonds are not subject to the 5% risk retention requirements imposed by Section 15G of the Securities Exchange Act of 1934 or the Exchange Act due to the exemption provided in Rule 19(b)(8) of the risk retention regulations in 17 C.F.R. Part 246 of the Exchange Act or Regulation RR. For information regarding the requirements of the European Union Securitization Regulation as to risk retention and other matters, please read “Risk Factors—Other Risks Associated with an Investment in the Bonds—Regulatory provisions affecting certain investors could adversely affect the liquidity of the bonds” in this prospectus.

Minimum denomination:	$100,000, or integral multiples of $1,000 in excess thereof, except for one bond of each tranche which may be of a smaller denomination.

Expected settlement:	On or about , 2021, settling flat. DTC, Clearstream and Euroclear.

SUMMARY OF RISK FACTORS

Set forth below is a summary of the material risk factors which you should consider before deciding whether to invest in the bonds. These risks can affect the timing or ultimate payment of the bonds and value of your security. A description of such risk factors in greater details follows this summary.

Limited Source of Payment for the Bonds: The only source of funds for the bonds is the recovery property and the other limited moneys held by the trustee. We have no other assets and the bonds are non-recourse to SCE. Therefore, the sources for repayment of the bonds are limited. You must rely for payment of the bonds solely upon the Securitization Law, state and federal constitutional rights to enforcement of the securitization provisions of the Securitization Law, the irrevocable financing order, collections of the fixed recovery charges and funds on deposit in the related accounts held by the trustee.

Risks Associated with Potential Judicial, Legislative or Regulatory Actions: The recovery property is an asset created under the Securitization law and through regulatory proceedings at the California commission. The Securitization Law as well as the financing order may be challenged in court. The California legislature, or the voters of the State using their initiative powers, may attempt to amend the Securitization Law, impairing the value of the recovery property. Further, SCE may fail or be unsuccessful in challenging such actions. Neither we nor SCE will indemnify you for any changes of law, whether as a result of Constitutional amendment, legislative enactment or any judicial proceedings.

In addition, the California commission retains the power to adopt, revise or rescind rules or regulations affecting SCE and may attempt to take actions which could impair the value of the recovery property. Also, true up adjustment filings made with the California commission may be challenged before the California commission or in court, resulting in delays in implementation of the true-up adjustment. Additionally, subject to any required California commission approval, SCE may establish billing, collection and posting arrangements with customers which could impact the timing and amount of customer payments.

Also, a municipality or tribal entity may seek to acquire portions of SCE’s service territory, and may dispute their obligation to pay the fixed recovery charges, or even if obligated to do so, may fail to bill and remit the fixed recovery charges on a timely basis.

Servicing Risks; Natural Disaster Recovery Risks: The collection of fixed recovery charges on a timely and sufficient basis depend upon the ability of the servicer to accurately forecast customer usage. If the servicer inaccurately forecasts consumption or underestimates customer delinquencies for any reason, there could be a shortfall or material delay in fixed recovery charge collections. Factors which might cause inaccurate projections of usage or customer delinquencies, include unanticipated weather conditions, rolling blackouts due to capacity constraints, cyber attacks on SCE or CAISO (defined below) infrastructure, general economic conditions or natural or man-made disasters, such as wildfires, earthquakes or pandemics, such as the current pandemic caused by COVID-19. SCE’s ability to collect fixed recovery charges from customers may also be impacted by some of these same factors. In response to the COVID-19 pandemic, the Governor of California and the California commission have taken actions which could impact on the ability to collect the fixed recovery charges, including the cessation of SCE’s ability to disconnect service, the requirement to defer payments from customers and the suspension of requirement for customer credit deposits. Any of these actions or any future actions by the State legislature or the California commission taken in response to COVID-19 or any future pandemic or other natural disaster may adversely affect the timing of fixed recovery charge collections.

These same natural and man-made disasters may affect SCE’s ability to deliver energy. As the fixed recovery charge is a consumption-based charge, any unexpected failure to deliver electricity may impact of the collection of fixed recovery charges. SCE’s operations could be impacted by severe weather, earthquakes and wildfires. Recent wildfires have resulted in rolling power shutoffs throughout the State of California. Any disruption in SCE’s ability to delivery energy could cause a delay or reduction in fixed recovery charge collections.

Servicing of the fixed recovery charges may also be adversely affected by a growth in the number of ESPs which elect to bill and collect the charge and who fail to do so promptly or completely.

It may be difficult for us to find a replacement servicer should SCE default in its obligations. Assuming we can obtain a successive servicer, the successor servicer may be less effective in servicing the charges, potentially resulting in delay in collections, and will be more costly.

Risks Associated with the Unusual Nature of Recovery Property: The unusual nature of recovery property makes it unlikely that, in the event of a default, the recovery property could be sold. Although the bonds may be accelerated in the event of a default, as a practical matter, the fixed recovery charges would likely not be accelerated.

Risks Associated with the Potential Bankruptcy of the Seller or the Servicer: In the event of a bankruptcy by SCE, the investor may experience a delay in payment or a default on payment of the bonds due to various factors, including the comingling of fixed recovery charges with other Servicer revenue, a challenge to the characterization of the sale of the recovery property as a financing transaction, an effort to consolidate our assets and liabilities with those of SCE, a characterization of fixed recovery payments to the bond trustee as preferential transfers, the treatment of our claims against the seller as unsecured claims, and a general limitation on the remedies available in a bankruptcy, including the risk of an automatic stay.

Other Risks: Other risks associated with the purchase of the bonds include the inadequacy of any indemnification obligations provided by the seller, the impact of a change of ratings or the issuance of an unsolicited rating, the absence of a secondary market for the bonds, the issuance of additional recovery bonds or similar instruments creating greater burdens on the same customers, regulatory actions affecting certain investors and losses on investments held by the trustee.

RISK FACTORS

Please carefully consider all the information we have included or incorporated by reference in this prospectus, including the risks described below and the statements contained under the heading “Cautionary Statement Regarding Forward-Looking Information” in this prospectus before deciding whether to invest in the bonds.

You may experience material payment delays or incur a loss on your investment in the bonds because the source of funds for payment is limited

The only source of funds for payment of the bonds will be our assets, which consist of:

•	the recovery property securing the bonds, including the right to impose, collect and receive related fixed recovery charges and our rights under the financing order to the true-up mechanism;

•	the funds on deposit in the accounts held by the trustee; and

•	our rights under various contracts we describe in this prospectus.

The bonds will not be insured or guaranteed by SCE, including in its capacity as sponsor, depositor, seller or servicer, or by its parent, Edison International, any of their respective affiliates, the trustee or any other person or entity. The bonds will be nonrecourse obligations, secured only by the collateral. Delays in payment on the bonds might result in a reduction in the market value of the bonds and, therefore, the value of your investment in the bonds.

Thus, you must rely for payment of the bonds solely upon the Securitization Law, state and federal constitutional rights to enforcement of the Securitization Law, the irrevocable financing order, collections of the fixed recovery charges and funds on deposit in the related accounts held by the trustee. If these amounts are not sufficient to make payments or there are delays in recoveries, you may experience material payment delays or incur a loss on your investment in the bonds. Our organizational documents restrict our right to acquire other assets unrelated to the transactions described in this prospectus. Please read “SCE Recovery Funding LLC, The Issuing Entity” in this prospectus.

RISKS ASSOCIATED WITH POTENTIAL JUDICIAL, LEGISLATIVE

OR REGULATORY ACTIONS

We are not obligated to indemnify you for changes in law

Neither we nor SCE will indemnify you for any changes in the law, including any federal preemption or repeal or amendment of the Securitization Law, that may affect the value of your bonds. SCE will agree in the sale agreement to institute any action or proceeding as may be reasonably necessary to block or overturn any attempts to cause a repeal, modification or amendment to the Securitization Law that would be materially adverse to us, the trustee or bondholders. However, SCE may not be able to take such action and, if SCE does take action, such action may not be successful. Although SCE or any successor seller might be required to indemnify us if legal action based on the law in effect at the time of the issuance of the bonds invalidates the recovery property, such indemnification obligations do not apply for any changes in law after the date the bonds are issued, whether such changes in law are effected by means of any legislative enactment, any constitutional amendment or any final and non-appealable judicial decision. Please read “The Sale Agreement—Seller Representations and Warranties” and “The Servicing Agreement—Servicing Standards and Covenants” in this prospectus.

Future judicial action could reduce the value of your investment in the bonds

The recovery property is created pursuant to the Securitization Law, the financing order and the issuance advice letter relating to the bonds. The Securitization Law, as last amended, became effective on January 1, 2020. SCE is the first utility to issue recovery bonds under the Securitization Law.

The Securitization Law or any provisions thereof might be directly contested in courts or otherwise become the subject of litigation. In addition, the financing order or any provision thereof might be directly contested in courts or otherwise become the subject of litigation. As of the date of this prospectus, no such litigation has arisen; however, a lawsuit challenging the Securitization Law might be instituted in the future and, if filed, such lawsuit will not be successful. If an invalidation of any relevant underlying legislative provision or the Securitization Law provision were to result from such litigation, you might lose some or all of your investment or you might experience delays in recovering your investment.

California and other states have passed laws permitting the securitization of electrical corporation costs similar to the Securitization Law, such as costs associated with the deregulation of the electric market, environmental control costs or hurricane recovery costs. Some of the laws have been challenged by judicial actions or in utility commission proceedings. To date, none of these challenges has succeeded, but future challenges might be made. An unfavorable decision regarding another state’s law would not automatically invalidate the Securitization Law or the financing order, but it might provoke a challenge to the Securitization Law, establish a legal precedent for a successful challenge to the Securitization Law or heighten awareness of the political and other risks of the bonds, and in that way may limit the liquidity and value of the bonds. Therefore, legal activity in other states may indirectly affect the value of your investment in the bonds.

Future state legislative action, including a voter initiative, might attempt to reduce the value of your investment in the bonds

In the Securitization Law, the State has pledged that it will neither limit nor alter the fixed recovery charges, recovery property, financing orders of the CPUC, or any rights thereunder until the bonds, together with the interest thereon, are fully paid and discharged. For a description of the State pledge, please read “The Recovery Property and the Securitization Law—The Financing Order and the Recovery Property—State Pledge” in this prospectus. However, the Securitization Law further provides that nothing in this pledge precludes the State from limiting or altering the fixed recovery charges, recovery property or any financing order of the CPUC, if and when adequate provision is made by law for the protection of SCE, owners of recovery property and holders of bonds. It is unclear what “adequate provision” would be afforded to holders of bonds by the State if such limitation or alteration were attempted. Accordingly, no assurance can be given that any such provision would not adversely affect the market value of the bonds, or the timing of receipt of payments with respect to the bonds.

In addition, under California law, the electorate has the right, through its initiative powers, to propose statutes as well as amendments to the California Constitution. Generally, any matter that is a proper subject of legislation can become the subject of an initiative. Among other procedural requirements, in order for an initiative measure to qualify for an election, the initiative measure must be submitted to the California Attorney General and a petition signed by electors constituting five percent, in the case of a statutory initiative, and eight percent, in the case of a constitutional initiative, of the votes cast at the immediately preceding gubernatorial election must be submitted to the California Secretary of State. To become effective, the initiative must then be approved by a majority vote of the electors voting at the next general election.

As of the date of this prospectus, we are not aware of any pending legislation in the California legislature or of any pending California voter initiative that would materially and adversely affect any of the provisions of the Securitization Law. Nevertheless, we cannot assure you that a repeal or amendment of the Securitization Law will not be adopted or sought, either by the California legislature, or the electorate acting through its initiative powers, or that any action or refusal to act by the State of California will not occur, any of which may constitute a violation of the State pledge with the holders. If a violation of the State pledge occurred, costly and time-consuming litigation might ensue regardless of the outcome of such litigation. Any litigation might materially adversely affect the price of the bonds and your ability to resell the bonds and might delay the timing of payments on the bonds. Moreover, given the lack of controlling precedent directly addressing the bonds and the State pledge, we cannot predict the outcome of any litigation with certainty, and, accordingly, you could experience a delay in receipt of payments on or incur a loss on your investment in the bonds.

The California commission might attempt to take actions that could reduce the value of your investment in the bonds

The Securitization Law provide that a financing order is irrevocable and that the California commission may not directly or indirectly, by any subsequent action, rescind or amend a financing order or reduce or impair the fixed recovery charges authorized under a financing order, except for the true-up adjustments to the fixed recovery charges. However, the California commission retains the power to adopt, revise or rescind rules or regulations affecting SCE.

For instance, the California commission adopted new customer protection regulations in June 2020 that adopted additional consumer protections and made permanent some, and extended others, of the temporary customer protection regulations enacted in response to COVID-19 that may extend the time it takes to complete the process of disconnecting customers for nonpayment or completely prevent disconnections in excess of certain set thresholds. Please read “The Depositor, Seller, Initial Servicer and Sponsor—Billing and Collections” and “The Depositor, Seller, Initial Servicer and Sponsor—COVID-19 Customer Protections” in this prospectus. Any new or amended regulations or orders from the California commission might affect the ability of the servicer to disconnect customers for nonpayment or prevent disconnections in excess of certain regional thresholds, which may impact SCE’s ability to collect fixed recovery charges in full, and on a timely basis, which may negatively impact, the rating of the bonds or their price and, accordingly, the amortization of the bonds and their weighted average lives.

The servicer is required to file with the California commission, on our behalf, certain adjustments of the fixed recovery charges. Please read “SCE’s Financing Order— Fixed Recovery Charges—The Financing Order

Requires the Servicer to Periodically to “True-Up” the Fixed Recovery Charge” and “The Servicing Agreement—True-Up Adjustment Filings” in this prospectus. Challenges to or delays in the true-up process might adversely affect the market perception and valuation of the bonds. Also, any litigation, as well being costly and time-consuming, might materially delay fixed recovery charge collections due to delayed implementation of true-up adjustments and might result in missing payments or payment delays and lengthened weighted average lives of the bonds.

The servicer may not fulfill its obligations to act on behalf of the bondholders to protect bondholders from actions by the California commission or the State of California, or the servicer may be unsuccessful in any such attempt

The servicer will agree in the servicing agreement to take any action or proceeding necessary to compel performance by the CPUC and the State of California of any of their obligations or duties under the Securitization Law or the financing order, including any actions reasonably necessary to block or overturn attempts to cause a repeal or modification of the Securitization Law or the financing order. The servicer, however, may not be able to take those actions for a number of reasons, including due to legal or regulatory restrictions, financial constraints and practical difficulties in successfully challenging any such legislative enactment or constitutional amendment. Additionally, any action the servicer is able to take may not be successful. Any such failure to perform its obligations or to successfully compel performance by the CPUC or the State of California could negatively affect bondholders’ rights and result in a loss of their investment.

A municipal entity or tribal utility might assert the right to acquire portions of SCE’s electric facilities and/or serve the load of customers within their jurisdictional areas and avoid or reduce the affected customers’ payment of the fixed recovery charges

California law authorizes certain local municipalities to seek to acquire portions of SCE’s electric facilities through the power of eminent domain for use as part of municipally-owned utility systems and serve customers with those facilities. Additionally, local municipalities may extend their own facilities to take over service of customers located within their jurisdictional areas, which may overlap with SCE’s service territory. Moreover, tribal governments may operate their own utilities and, from time to time, may assert the right to acquire SCE’s facilities located within the borders of tribal land through the power of eminent domain. These circumstances involve what is referred to under existing tariffs as municipal departing load (Municipal DL), where the affected customers are no longer interconnected with SCE’s electric facilities. The last tribal annexation occurred in 2017 and involved 25 consumers and the last municipal annexation occurred in 2018 and involved 162 consumers; in each case the departing consumers were primarily residential consumers. As the date of this prospectus, we are not aware of any local municipality or tribe that is actively seeking or threatening to acquire portions of SCE’s electric distribution system.

The Securitization Law provides that the fixed recovery charges must be paid by all existing and future customers within SCE’s service territory as it existed on the date of the financing order. The financing order provides that consumers that no longer take transmission and distribution retail service (including Municipal DL customers) or that otherwise depart or reduce SCE service after the date of the financing order, or that meet relevant criteria in the applicable tariff, will be treated as departing load customers (DL customers). DL customers, including Municipal DL customers, are required to pay the fixed recovery charge based on approaches that are consistent with the methods in place for other nonbypassable charges. SCE’s Municipal DL tariffs provide for calculation of certain nonbypassable charges based on consumption as metered or estimated. SCE has administered these Municipal DL tariffs by reaching agreement the Municipal DL customer or the local municipality serving the Municipal DL customer for the payment of one or more lump sums based on a mutually acceptable estimate of the Municipal DL customer’s nonbypassable cost obligations, which include charges similar to the fixed recovery charges. No assurance can be provided that such agreements will be reached in the future with respect to Municipal DL, and any failure to reach such an agreement could result in litigation or otherwise make it difficult to collect the fixed recovery charges (including any lump sum payment). Please read

“The Depositor, Seller, Initial Servicer and Sponsor—Municipalization; Municipal Departing Load” and “—Successors” in this prospectus. If such agreements relating to Municipal DL are, however, reached, the payments allocable to the fixed recovery charges will constitute recovery property.

The Securitization Law also specifies that any successor to an electric utility shall perform and satisfy all obligations of the electric utility pursuant to the Securitization Law, including collecting and paying to the bondholders revenues arising with respect to the recovery property. In the servicing agreement, SCE will covenant to assert in an appropriate forum that any municipality that acquires any portion of SCE’s electric distribution facilities must be treated as a successor to SCE under the Securitization Law and the financing order and that retail customers in such municipalities remain responsible for payment of fixed recovery charges. No assurance can be provided that such assertion will be accepted by a municipality or sustained by a court. Please read “The Recovery Property and the Securitization Law—The Financing Order and the Recovery Property—The Securitization Law Requires the Electrical Corporation and its Successors to Service the Recovery Property” in this prospectus.

Despite these provisions of the Securitization Law and the financing order, the involved municipality or tribe might assert that its customers are not responsible for payment of fixed recovery charges or that it is not responsible for collecting the charges, and as a result, SCE may find collection of fixed recovery charges from such customers difficult or impractical or the recovery of such charges to be delayed. In any such cases, there can be no assurance that the fixed recovery charges will be collected from customers of municipally-owned utilities who were formerly customers of SCE. Any decrease in the customer base from which fixed recovery charges are collected might result in missing payments or payment delays and lengthened weighted average life of the bonds.

In the financing order, the California commission has committed, in furtherance of the State pledge, in connection with any Commission proceeding to review the municipalization of SCE facilities by an entity that does not set retail rates subject to the California commission, to establish conditions to the approval of such municipalization transaction by the California commission which either (a) establish procedures to ensure that such entity will continue to bill and collect fixed recovery charges from customers and remit such collections to SCE or a new servicer for the bonds or (b) ensure the upfront funding of the fixed recovery charges that would otherwise be paid by customers where rate payment would be affected by the ownership change. Whether and how the law giving the California commission jurisdiction to approve a public entity’s acquisition of electric or gas assets would be applied to a municipalization or tribal condemnation has not been tested, and no assurance can be provided that the provisions of the financing order referenced herein will be successfully implemented. Please read “SCE’s Financing Order—Fixed Recovery Charges—The Financing Order Provides that Fixed Recovery Charges are Nonbypassable” in this prospectus.

It may be difficult to estimate and accurately collect fixed recovery charges from customers who self-generate and who disconnect from SCE’s grid

Broader use of distributed generation by customer’s may result from customers’ changing perceptions of the merits of utilizing existing generation technology, tax or other economic incentives or from technological developments resulting in smaller-scale, more fuel efficient, more environmentally friendly and/or more cost effective distributed generation. Moreover, an increase in distributed generation may result if extreme weather conditions result in shortages of grid-supplied energy or if other factors cause grid-supplied energy to be less reliable. More widespread use of distributed generation, particularly battery storage, might allow greater numbers of customers to reduce or eliminate their payment of fixed recovery charges causing fixed recovery charges to remaining consumers to increase.

Under current CPUC decisions, customers taking net energy metering (NEM) service with solar generation are billed on a net-metered basis. Pursuant to the financing order, fixed recovery charges will be imposed on customers taking NEM service on each kilowatt-hour of electricity imported from SCE net of exports from such customer for each metered interval. Please read “The Depositor, Seller, Initial Servicer and Sponsor— Community Choice Aggregation, Direct Access and Departing Load” in this prospectus.

In respect of other customers who self-generate, but do not take NEM service, the financing order provides that customers that no longer take transmission and distribution retail service or that otherwise depart or reduce SCE service after the date of the financing order, or that meet relevant criteria in the applicable tariff, will be treated as DL customers. The financing order provides that these self-generating DL customers will be required to pay fixed recovery charges consistent with the methodology in place under existing DL tariffs for the payment of other nonbypassable charges by such customers, except as stated below. This methodology requires that the fixed recovery charge be imposed on DL customers based upon the consumption displaced by the new generation. Please read “The Depositor, Seller, Initial Servicer and Sponsor—Community Choice Aggregation, Direct Access and Departing Load” “in this prospectus. The financing order does not limit the California commission’s or SCE’s discretion to modify DL tariffs in the future, but does provide assurance that fixed recovery charges will be recovered from customers consistent with the method set forth in the DL tariffs in place as of the date of the financing order.

However, current DL tariffs do not require the payment of nonbypassable charges on DL customers (other than Municipal DL customers) that terminate service and disconnect from SCE’s grid. While the financing order provides that such customers remain responsible for payment of fixed recovery charges, it may be difficult for SCE to collect fixed recovery charges from these disconnected (former) customers, and these customers may dispute their obligation to pay the fixed recovery charge, thus potentially adversely impacting the timing and receipt of fixed recovery charge collections.

SERVICING RISKS

Inaccurate consumption or collection forecasting might reduce scheduled payments on the bonds

The fixed recovery charges are assessed based on forecasted customer usage. The amount and the rate of fixed recovery charge collections will depend in part on actual electricity consumption and the amount of collections and write-offs. The fixed recovery charges are calculated by the servicer according to the methodology approved in the financing order, which includes the allocation of cost responsibility among FRC consumer classes based upon the cost responsibilities approved in SCE’s most recent GRC or related proceeding. If the servicer inaccurately forecasts either electricity consumption or underestimates customer delinquency or write-offs when setting or adjusting the fixed recovery charge, there could be a shortfall or material delay in fixed recovery charge collections, which might result in missed or delayed payments of principal and interest and lengthened weighted average life of the bonds. Please read “SCE’s Financing Order—Fixed Recovery Charges—The Financing Order Establishes the Methodology used to Calculate the Fixed Recovery Charges” and “The Servicing Agreement—The True-Up Adjustment Filings” in this prospectus.

Inaccurate forecasting of electricity consumption by the servicer might result from, among other things:

•	unanticipated weather or economic conditions, resulting in less electricity consumption than forecast;

•

general economic conditions, including the economic downturn caused by COVID-19 pandemic being worse than expected, causing customers to migrate from SCE’s service territory or reduce their electricity consumption;

•

the occurrence of a natural disaster, such as wildfires or earthquakes or an act of war or terrorism, or other catastrophic event, including pandemics, unexpectedly disrupting electrical service and reducing electricity consumption;

•	unanticipated changes in the market structure of the electric industry;

•	large customers unexpectedly ceasing business or departing SCE’s service territory;

•	dramatic and unexpected changes in energy prices resulting in decreased electricity consumption;

•

customers consuming less electricity than anticipated because of increased energy prices, unanticipated increases in conservation efforts or unanticipated increases in electric consumption efficiency; or

•	differences or changes in forecasting methodology.

Inaccurate forecasting of delinquencies or write-offs by the servicer could result from, among other things:

•

unexpected deterioration of the economy, the occurrence of a natural disaster, an act of war or terrorism or other catastrophic events, including pandemics, causing greater write-offs than expected or forcing SCE or a successor utility to grant additional payment relief to more customers;

•

an unexpected change in law that makes it more difficult for SCE or a successor distribution company to terminate service to nonpaying customers, or that requires SCE or a successor to apply more lenient credit standards for customers;

•

the expansion of the “direct access” program which permits ESPs to collect payments arising from the fixed recovery charges, but who may fail to remit customer charges to the servicer in a timely manner; or

•	rolling blackouts instituted by CAISO by the lack of installed capacity and high demand.

The COVID-19 pandemic may impact SCE’s ability to collect and service the fixed recovery charges and might reduce scheduled payments on the bonds

In response to the global pandemic caused by COVID-19, many states and public utility commissions have enacted policies that limit the ability of utilities to disconnect customers for nonpayment. The California commission has directed utilities to implement various consumer protection measures through at least April 16, 2021, including the cessation of all service disconnections, requiring deferred payment protections and the suspension of credit deposits. In addition, SCE has voluntarily implemented certain consumer protection measures, such as the suspension of the assessment of late payment charges (LPCs). Please read “The Depositor, Seller, Initial Servicer and Sponsor—COVID-19 Customer Protections” in this prospectus. These consumer protection measures may limit the ability of SCE to collect all charges owed by customers, including the fixed recovery charges. In addition, the State legislature or the California commission may take additional actions in response to COVID-19 or any future pandemic which may adversely affect the timing of fixed recovery charge collections. As a consequence, there could be a shortfall or material delay in fixed recovery charge collections, which might result in missed or delayed payments of principal and interest and lengthened weighted average life of the bonds and downgrade of the credit ratings on the bonds.

In addition, COVID-19 may impact the ability of SCE to maintain operations at the same level as it was able prior to the pandemic. For instance, a large portion of SCE’s workforce, including employees of their contractors, may be unable to perform their job functions effectively due to illness, family illness, quarantine requirements, social-distancing, telework requirements and other impacts of the COVID-19 pandemic. Such potential impacts may limit the ability SCE to service the fixed recovery charges.

Your investment in the bonds depends on SCE or its successor or assignee, acting as servicer of the recovery property

SCE, as servicer, will be responsible for, among other things, calculating, billing and collecting the fixed recovery charges from ESPs, submitting requests to the California commission to adjust these charges, monitoring the collateral for the bonds and taking certain actions in the event of non-payment by a customers. The trustee’s receipt of collections in respect of the fixed recovery charges, which will be used to make payments on bonds, will depend in part on the skill and diligence of the servicer in performing these functions. The systems that the servicer has in place for fixed recovery charge billings and collections, together with the CPUC regulations governing ESPs, might, in particular circumstances, cause the servicer to experience difficulty in performing these functions in a timely and completely accurate manner. If the servicer fails to make collections for any reason, then the servicer’s payments to the trustee in respect of the fixed recovery charges might be delayed or reduced. In that event, our payments on the bonds might be delayed or reduced.

If we replace SCE as the servicer, we may experience difficulties finding and using a replacement servicer

If SCE ceases to service the recovery property related to the bonds, it might be difficult to find a successor servicer. Also, any successor servicer might have less experience and ability than SCE and might experience difficulties in collecting fixed recovery charges and determining appropriate adjustments to the fixed recovery charges and billing and/or payment arrangements may change, resulting in delays or disruptions of collections. A successor servicer might not be willing to perform except for fees higher than those approved in the financing order and might charge fees that, while permitted under the financing order, are substantially higher than the fees paid to SCE as servicer. Although a true-up adjustment would be required to allow for the increase in fees, there could be a gap between the incurrence of those fees and the implementation of a true-up adjustment to adjust for that increase that might adversely affect distributions to bondholders. In the event of the commencement of a case by or against the servicer under Title 11 of the United States Code, as amended, of the Bankruptcy Code, or similar laws, we and the trustee might be prevented from effecting a transfer of servicing due to operation of the Bankruptcy Code. Any of these factors might delay the timing of payments and reduce the value of your investment.

Changes to billing, collection and posting practices might reduce the value of your investment in the bonds

The financing order specifies the methodology for determining the amount of the fixed recovery charges we may impose. However, subject to any required California commission approval, the servicer may set its own billing, collection and posting arrangements with customers from whom it collects fixed recovery charges, provided that these arrangements comply with any applicable California commission customer safeguards and the provisions of the servicing agreement. For example, to recover part of an outstanding bill, the servicer may agree to extend a customer’s payment schedule, including the fixed recovery charges. Also, subject to any required California commission approval, the servicer may change billing, collection and posting practices, which might adversely impact the timing and amount of customer payments and might reduce fixed recovery charge collections, thereby limiting our ability to make scheduled payments on the bonds. Separately, the California commission might require changes to these practices. Any changes in billing, collection and posting practices or regulations might make it more difficult for the servicer to collect the fixed recovery charges and adversely affect the value of your investment in the bonds.

SCE’s systems and network infrastructure are targets for physical and cyber attacks, intrusions or other catastrophic events that could result in their failure or reduced functionality and limit SCE’s ability to service the recovery property.

SCE’s operations require the continuous availability of critical information technology systems, sensitive customer data and network infrastructure and information, all of which are targets for malicious actors. New cyber and physical threats arise as SCE moves from an analog to a digital electric grid. For example, SCE’s grid modernization efforts and the move to a network-connected grid increases the number of “threat surfaces” and potential vulnerabilities that an adversary can target. In addition, SCE depends on a wide array of vendors to provide it with services and equipment. Malicious actors may attack vendors to disrupt the services they provide to SCE, or to use those vendors as a cyber conduit to attack SCE. Additionally, the equipment and material provided by SCE’s vendors may contain cyber vulnerabilities.

SCE’s systems have been, and will likely continue to be, subjected to computer attacks of malicious codes, unauthorized access attempts, and other illicit activities, but to date, SCE has not experienced a material cybersecurity breach. Though SCE actively monitors developments in this area and is involved in various industry groups and government initiatives, no security measures can completely shield its systems and infrastructure from vulnerabilities to cyber attacks, intrusions or other catastrophic events that could result in their failure or reduced functionality.

If SCE’s information technology and operational technology systems’ security measures were to be breached, or a critical system failure were to occur without timely recovery, SCE could be unable to fulfill critical business functions, such as delivery of electricity to customers and the ability to meter and bill customers all of which could materially affect SCE’s ability to bill and collect fixed recovery charges or otherwise service the recovery property.

It may be difficult to collect fixed recovery charges from other parties who bill retail customers

Under California’s “direct access” program, SCE faces competition in certain areas of its retail business from ESPs. Currently the direct access program is limited to 13,456.87 gigawatt hours of annual sales for SCE’s service area. However, as has been done previously in 2009 and 2018, the Legislature or the California commission could expand the direct access program at any time. Please read “The Depositor, Seller, Initial Servicer and Sponsor—Community Choice Aggregation, Direct Access and Departing Load” in this prospectus. In respect of customers taking service from an ESP, SCE remains the transmission and distribution provider. The Securitization Law provides that the fixed recovery charges must be paid by all existing and future customers within SCE’s service territory as it existed on the date of the financing order. The financing order provides that customers with departing load must pay the fixed recovery charges on the departing load. Nevertheless, ESPs that elect to do their own billing will be responsible for billing the fixed recovery charges and any delay in the remittance of such fixed recovery charges may reduce the fixed recovery charge collections available to make payments on the bonds.

It might be difficult for successor servicers to collect the fixed recovery charges from SCE’s customers

Any successor servicer may bring an action against a customer for non-payment of the fixed recovery charge, but only a successor servicer that is a successor electric utility may terminate service for failure to pay the fixed recovery charges. A successor servicer that does not have the threat of termination of service available to enforce payment of the fixed recovery charge would need to rely on the successor electric utility to threaten to terminate service for nonpayment of other portions of monthly electric utility bills. This inability might reduce the value of your investment.

RISKS ASSOCIATED WITH THE UNUSUAL NATURE OF THE RECOVERY PROPERTY

Foreclosure of the trustee’s lien on the recovery property for the bonds might not be practical, and acceleration of the bonds before maturity might have little practical effect

Under the Securitization Law and the indenture, the trustee or the bondholders have the right to foreclose or otherwise enforce the lien on the recovery property securing the bonds. However, in the event of foreclosure, there is likely to be a limited market, if any, for the recovery property. Therefore, foreclosure might not be a realistic or practical remedy. Moreover, although principal of the bonds will be due and payable upon acceleration of the bonds before maturity, fixed recovery charges likely would not be accelerated and the nature of our business will result in principal of the bonds being paid as funds become available. If there is an acceleration of the bonds, all tranches of the bonds will be paid pro rata; therefore, some tranches might be paid earlier than expected and some tranches might be paid later than expected.

NATURAL DISASTER-RELATED RISK

Damage to SCE’s operations or reduced capacity to deliver electricity could impair payment of the bonds

SCE’s operations could be impacted by severe weather, earthquakes, and wildfires. Specifically, prolonged drought conditions and shifting weather patterns in California resulting from climate change as well as increased tree mortality rates have increased the duration of the wildfire season and the risk of severe wildfire events. Transmission and/or distribution and generation facilities could be damaged or destroyed and usage of electricity could be interrupted temporarily, reducing the collections of fixed recovery charges or otherwise impacting

SCE’s ability to service the recovery property. There could be longer-lasting weather-related adverse effects on residential and commercial development and economic activity among SCE’s customers, which could cause the fixed recovery charges to be greater than expected. In addition, heat waves and other extreme weather events may require the implementation of rolling blackouts, temporarily reducing electricity sales and resulting in reduced fixed recovery charge collections. Legislative action adverse to the bondholders might be taken in response, and such legislation, if challenged as a violation of the State pledge, might be defended on the basis of public necessity. Please read “Risk Factors—Risks Associated with Potential Judicial, Legislative or Regulatory Actions—Future state legislative action, including a voter initiative, might attempt to reduce the value of your investment in the bonds” in this prospectus.

RISKS ASSOCIATED WITH POTENTIAL BANKRUPTCY PROCEEDINGS OF THE SELLER OR THE SERVICER

For a more detailed discussion of the following bankruptcy risks, please read “How a Bankruptcy May Affect Your Investment” in this prospectus.

The servicer will commingle the fixed recovery charges with other revenues it collects, which might obstruct access to the fixed recovery charges in case of the servicer’s bankruptcy and reduce the value of your investment in the bonds

The servicer will be required to remit estimated fixed recovery charge collections to the trustee no later than the second servicer business day of receipt. The servicer will not segregate the fixed recovery charges from the other funds it collects from customers or ESPs or its general funds. The fixed recovery charges will be estimated and segregated only when the servicer pays them to the trustee.

Despite this requirement, the servicer might fail to pay the full amount of the fixed recovery charges payable to the trustee or might fail to do so on a timely basis. This failure, whether voluntary or involuntary, might materially reduce the amount of fixed recovery charge collections available to make payments on the bonds.

Absent a default under the servicing agreement, SCE will be permitted to remit estimated fixed recovery charges to the trustee. While SCE will be responsible for identifying and calculating the actual amount of fixed recovery charges in the event of a default under the servicing agreement, it may be difficult for SCE to identify such charges, given existing limitations in its billing system.

The Securitization Law provides that the priority of a lien and security interest perfected in recovery property is not impaired by the commingling of the funds arising from fixed recovery charges with any other funds. In a bankruptcy of the servicer, however, a bankruptcy court might rule that federal bankruptcy law takes precedence over the Securitization Law and might decline to recognize our right to collections of the fixed recovery charges that are commingled with other funds of the servicer as of the date of bankruptcy. If so, the collections of the fixed recovery charges held by the servicer as of the date of bankruptcy would not be available to pay amounts owing on the bonds. In this case, we would have only a general unsecured claim against the servicer for those amounts. This decision could cause material delays in payments of principal or interest, or losses, on your bonds and could materially reduce the value of your investment in the bonds.

The bankruptcy of SCE or any successor seller might result in losses or delays in payments on the bonds

The seller will represent and warrant in the sale agreement that the transfer of the recovery property to us under that sale agreement is a valid sale and assignment of that recovery property from the seller to us. The seller will also represent, warrant, and covenant that it will take the appropriate actions under the Securitization Law to perfect this sale. The Securitization Law provides that the transactions described in the sale agreement shall constitute a sale of the recovery property to us, and the seller and we will treat the transaction as a sale under applicable law, although for financial reporting and tax reporting purposes the transaction will be treated as debt of the seller. If the seller were to become a debtor in a bankruptcy case, and a party in interest (including the seller itself) were to take the position that the sale of the recovery property to us should be recharacterized as the grant of a security interest in such recovery property to secure a borrowing of the seller, delays in payments on the bonds could result. If a court were to adopt such position, then delays or reductions in payments on the bonds could result.

Pursuant to the Securitization Law and the financing order, upon the sale of the recovery property, the recovery property is created as a current property right, and it thereafter continuously exists as property for all purposes. Nonetheless, if the seller were to become the debtor in a bankruptcy case, a party in interest (including the seller itself) may take the position that, because the fixed recovery charges are usage-based charges, recovery property comes into existence only as customers use electricity. If a court were to adopt this position, no assurance can be given that the court would not also rule that any recovery property relating to electricity consumed after the commencement of the seller’s bankruptcy case was not required to be transferred to us, thus resulting in delays or reductions of payments on the bonds.

A bankruptcy court generally follows state property law on issues such as those addressed by the state law provisions described above. However, a bankruptcy court does not follow state law if it determines that the state law is contrary to a paramount federal bankruptcy policy or interest. If a bankruptcy court in a SCE bankruptcy refused to enforce one or more of the state property law provisions described above, the effect of this decision on you as a beneficial owner of the bonds might be similar to the treatment you would receive in a SCE bankruptcy if the bonds had been issued directly by SCE. A decision by the bankruptcy court that, despite our separateness from SCE, our assets and liabilities and those of SCE should be consolidated would have a similar effect on you as a bondholder.

We have taken steps together with SCE, as the seller, to reduce the risk that in the event the seller or an affiliate of the seller were to become the debtor in a bankruptcy case, a court would order that our assets and liabilities be substantively consolidated with those of SCE or an affiliate. Nonetheless, these steps might not be completely effective, and thus if SCE or an affiliate of the seller were to become a debtor in a bankruptcy case, a court might order that our assets and liabilities be consolidated with those of SCE or an affiliate of the seller. This might cause material delays in payment of, or losses on, your bonds and might materially reduce the value of your investment in the bonds. For example:

•	without permission from the bankruptcy court, the trustee might be prevented from taking actions against SCE or recovering or using funds on your behalf or replacing SCE as the servicer,

•	the bankruptcy court might order the trustee to exchange the recovery property for other property of lower value,

•	tax or other government liens on SCE’s property might have priority over the trustee’s lien and might be paid from collected fixed recovery charges before payments on the bonds,

•

the trustee’s lien might not be properly perfected in the collected recovery property collections prior to or as of the date of SCE’s bankruptcy, with the result that the bonds would represent only general unsecured claims against SCE,

•

the bankruptcy court might rule that neither our property interest nor the trustee’s lien extends to fixed recovery charges in respect of electricity consumed after the commencement of SCE’s bankruptcy case, with the result that the bonds would represent only general unsecured claims against SCE,

•

we and SCE might be relieved of any obligation to make any payments on the bonds during the pendency of the bankruptcy case and might be relieved of any obligation to pay interest accruing after the commencement of the bankruptcy case,

•	SCE might be able to alter the terms of the bonds as part of its plan of reorganization,

•	the bankruptcy court might rule that the fixed recovery charges should be used to pay, or that we should be charged for, a portion of the cost of providing electric service, or

•

the bankruptcy court might rule that the remedy provisions of the sale agreement are unenforceable, leaving us with an unsecured claim for actual damages against SCE that may be difficult to prove or, if proven, to collect in full.

Furthermore, if SCE enters bankruptcy proceedings, it might be permitted to stop acting as servicer, and it may be difficult to find a third party to act as servicer. The failure of the servicer to perform its duties or the inability to find a successor servicer might cause payment delays or losses on your investment in the bonds. Also, the mere fact of a servicer or seller bankruptcy proceeding might have an adverse effect on the resale market for the bonds and on the value of the bonds.

The sale of the recovery property might be construed as a financing and not a sale in a case of SCE’s bankruptcy which might delay or limit payments on the bonds

The Securitization Law provides that the characterization of a transfer of recovery property as a sale or other absolute transfer will not be affected or impaired by treatment of the transfer as a financing for federal or state tax purposes or financial reporting purposes. We and SCE will treat the transaction as a sale under applicable law, although for financial reporting and income and franchise tax purposes the transaction is intended to be treated as a financing. In the event of a bankruptcy of SCE, a party in interest in the bankruptcy might assert that the sale of the recovery property to us was a financing transaction and not a “sale or other absolute transfer” and that the treatment of the transaction for financial reporting and tax purposes as a financing and not a sale lends weight to that position. If a court were to characterize the transaction as a financing, we expect that we would, on behalf of ourselves and the trustee, be treated as a secured creditor of SCE in the bankruptcy proceedings, although a court might determine that we only have an unsecured claim against SCE. Even if we had a security interest in the recovery property, we would not likely have access to the related fixed recovery charge collections during the bankruptcy and would be subject to the risks of a secured creditor in a bankruptcy case, including the possible bankruptcy risks described in the immediately preceding risk factor. As a result, repayment of the bonds might be significantly delayed and a plan of reorganization in the bankruptcy might permanently modify the amount and timing of payments to us of the related fixed recovery charge collections and therefore the amount and timing of funds available to us to pay bondholders.

If the servicer enters bankruptcy proceedings, the collections of the fixed recovery charges held by the servicer as of the date of bankruptcy might constitute preferences, which means these funds might be unavailable to pay amounts owing on the bonds

In the event of a bankruptcy of the servicer, a party in interest might take the position that the remittance of funds prior to bankruptcy of the servicer, pursuant to the servicing agreement, constitutes a preference under bankruptcy law if the remittance of those funds was deemed to be paid on account of a preexisting debt. If a court were to hold that the remittance of funds constitutes a preference, any such remittance within 90 days of the filing of the bankruptcy petition could be avoidable, and the funds could be required to be returned to the bankruptcy estate of the servicer. To the extent that fixed recovery charges have been commingled with the general funds of the servicer, the risk that a court would hold that a remittance of funds was a preference would increase. Also, we or the servicer may be considered an “insider” with any ESP that is affiliated with us or the servicer. If the servicer or we are considered to be an “insider” of the ESP, any such remittance made within one year of the filing of the bankruptcy petition could be avoidable as well if the court were to hold that such remittance constitutes a preference. In either case, we or the trustee would merely be an unsecured creditor of the servicer. If any funds were required to be returned to the bankruptcy estate of the servicer, we would expect that the amount of any future fixed recovery charges would be increased through the statutory true-up mechanism to recover such amount, though this would not eliminate the risk of payment delays or losses on your investment in the bonds.

Claims against SCE or any successor seller might be limited in the event of a bankruptcy of the seller

If the seller were to become a debtor in a bankruptcy case, claims, including indemnity claims, by us against the seller under the sale agreement and the other documents executed in connection with the sale agreement would be unsecured claims and would be adjudicated in the bankruptcy case. In addition, the bankruptcy court might estimate any contingent claims that we have against the seller and, if it determines that the contingency giving rise to these claims is unlikely to occur, estimate the claims at a lower amount. A party in interest in the bankruptcy of the seller might challenge the enforceability of the indemnity provisions in a sale agreement. If a court were to hold that the indemnity provisions were unenforceable, we would be left with a claim for actual damages against the seller based on breach of contract principles, which would be subject to estimation and/or calculation by the court. We cannot give any assurance as to the result if any of the above-described actions or claims were made. Furthermore, we cannot give any assurance as to what percentage of their claims, if any, unsecured creditors would receive in any bankruptcy proceeding involving the seller.

The bankruptcy of SCE or any successor seller might limit the remedies available to the trustee

Upon an event of default for the bonds under the indenture, the Securitization Law permits the trustee to enforce the security interest in the recovery property, as well as the statutory lien created by the Securitization Law in the recovery property, in accordance with the terms of the indenture. In this capacity, and pursuant to the Securitization Law and the financing order, the trustee is permitted to request the California commission to order the sequestration and payment to bondholders of all revenues arising with respect to the related recovery property. There can be no assurance, however, that the California commission or a court would issue this order, or that a court would respect the California commission’s right to order sequestration, after a SCE bankruptcy in light of the automatic stay provisions of Section 362 of the United States Bankruptcy Code. In that event, the trustee would be required to seek an order from the bankruptcy court lifting the automatic stay to permit this action by the California commission or a court, and an order requiring an accounting and segregation of the revenues arising from the recovery property. There can be no assurance that a court would grant either order.

OTHER RISKS ASSOCIATED WITH AN INVESTMENT IN THE BONDS

SCE’s indemnification obligations under the sale and servicing agreements are limited and might not be sufficient to protect your investment in the bonds

SCE is obligated under the sale agreement to indemnify us and the trustee, for itself and on behalf of the bondholders, only in specified circumstances and will not be obligated to repurchase any recovery property in the event of a breach of any of its representations, warranties or covenants regarding the recovery property. Similarly, SCE is obligated under the servicing agreement to indemnify us and the trustee, for itself and on behalf of the bondholders, only in specified circumstances. Please read “The Sale Agreement” and “The Servicing Agreement” in this prospectus.

Neither the trustee nor the bondholders will have the right to accelerate payments on the bonds as a result of a breach under the sale agreement or servicing agreement, absent an event of default under the indenture relating to the bonds as described under “Description of the Bonds—Events of Default; Rights Upon Event of Default” in this prospectus. Furthermore, SCE might not have sufficient funds available to satisfy its indemnification obligations under these agreements, and the amount of any indemnification paid by SCE might not be sufficient for you to recover all of your investment in the bonds. In addition, if SCE becomes obligated to indemnify bondholders, the then-current ratings on the bonds will likely be downgraded as a result of the circumstances causing the breach and the fact that bondholders will be unsecured creditors of SCE with respect to any of these indemnification amounts. SCE will not indemnify any person for any loss, damages, liability, obligation, claim, action, suit or payment resulting solely from a downgrade in the ratings on the bonds, or for any consequential damages, including any loss of market value of the bonds resulting from a default or a downgrade of the ratings of the bonds. Please read “The Sale Agreement—Seller Representations and Warranties” and “The Sale Agreement—Indemnification” in this prospectus.

We are issuing several tranches of the bonds

The financing order authorizes us to issue one or more tranches of the bonds not to exceed the aggregate principal amount of $                . Fixed recovery charges collected by or for the benefit of SCE will be allocated among the tranches of bonds as set forth in the expected sinking fund schedule and the priority of payments set forth under “Security for the Bonds—How Funds in the Collection Account Will Be Allocated” in this prospectus. However, we cannot assure you that the existence of multiple tranches of bonds would not cause reductions or delays in payment on your bonds. In addition, some matters relating to the bonds may require the vote of the holders of all tranches of the bonds. Your interests in these votes might conflict with the interests of the beneficial owners of bonds of another tranche and therefore these votes could result in an outcome that is materially unfavorable to you.

The credit ratings are no indication of the expected rate of payment of principal on the bonds

We expect the bonds will receive credit ratings from at least two nationally recognized statistical rating organizations (NRSRO). A rating is not a recommendation to buy, sell or hold the bonds. The ratings merely analyze the probability that we will repay the total principal amount of the bonds at the final maturity date (which is later than the scheduled final payment date) and will make timely interest payments. The ratings are not an indication that the rating agencies believe that principal payments are likely to be paid on time according to the expected sinking fund schedule.

Under Rule 17g-5 of the Exchange Act, NRSROs providing the sponsor with the requisite certification will have access to all information posted on a website by the sponsor for the purpose of determining the initial rating and monitoring the rating after the closing date in respect of the bonds. As a result, an NRSRO other than the NRSRO hired by the sponsor (the hired NRSRO) may issue ratings on the bonds (unsolicited ratings), which may be lower, and could be significantly lower, than the ratings assigned by the hired NRSROs. The Unsolicited Ratings may be issued prior to, or after, the closing date in respect of the bonds. Issuance of any Unsolicited Rating will not affect the issuance of the bonds. Issuance of an unsolicited rating lower than the ratings assigned by the hired NRSRO on the bonds might adversely affect the value of the bonds and, for regulated entities, could affect the status of the bonds as a legal investment or the capital treatment of the bonds. Investors in the bonds should consult with their legal counsel regarding the effect of the issuance of a rating by a non-hired NRSRO that is lower than the rating of a hired NRSRO. None of SCE, us, the underwriters or any of their affiliates will have any obligation to inform you of any unsolicited ratings assigned after the date of this prospectus. In addition, if we or SCE fail to make available to a non-hired NRSRO any information provided to any hired rating agency for the purpose of assigning or monitoring the ratings on the bonds, a hired NRSRO could withdraw its ratings on the bonds, which could adversely affect the market value of your bonds and/or limit your ability to resell your bonds.

The bonds’ credit ratings might affect the market value of your bonds

A downgrading of the credit ratings of the bonds might have an adverse effect on the market value of the bonds. Credit ratings might change at any time and an NRSRO has the authority to revise or withdraw its rating based solely upon its own judgment. In addition, any downgrade in the credit ratings of the bonds may result in the bonds becoming ineligible to be held by certain funds or investors, which may require such investors to liquidate their investment in the bonds and result in lower prices and a less liquid trading market for the bonds.

The absence of a secondary market for the bonds might limit your ability to resell your bonds

The underwriters for the bonds might assist in resales of the bonds, but they are not required to do so. A secondary market for the bonds might not develop, and we do not expect to list the bonds on any securities exchange. If a secondary market does develop, it might not continue or it might not be sufficiently liquid to allow you to resell any of your bonds. Please read “Plan of Distribution” in this prospectus.

You might receive principal payments for the bonds later than you expect

The amount and the rate of collection of the fixed recovery charges for the bonds, together with the related fixed recovery charge adjustments, will generally determine whether there is a delay in the scheduled repayments of bond principal. If the servicer collects the fixed recovery charges at a slower rate than expected from any ESP, it might have to request adjustments of the fixed recovery charges. If those adjustments are not timely and accurate, you might experience a delay in payments of principal and interest and a decrease in the value of your investment in the bonds.

SCE intends to cause the creation of additional recovery property and the issuance of additional recovery bonds through other affiliated entities and may issue other bonds secured by a nonbypassable charge on customers which may cause a delay in the payment of the bonds

As noted, SCE intends to recover additional recovery costs through the issuance of additional recovery bonds. In its application for the financing order, SCE stated its intention to seek additional financing orders from the California commission under the Securitization Law to approve the recovery of an additional $1.2 billion of recovery costs through the issuance of additional recovery bonds. The issuance of additional recovery bonds by an affiliate of SCE is subject to receipt of a financing order from the California commission but is not subject to your prior review or approval. In addition, if authorized by law, SCE may in the future sell other recovery property (including recovery property relating to the recovery of COVID-19 costs as described in the next paragraph) or property similar to recovery property to one or more entities other than us in connection with the issuance of additional securitization bonds similar to the bonds without your prior review or approval. Any new issuance may include terms and provisions that would be unique to that particular issue. We may not issue additional recovery bonds or additional securitization bonds. SCE has covenanted in the sale agreement that the satisfaction of the rating agency condition and the execution and delivery of an intercreditor agreement are a condition precedent to the sale of property consisting of nonbypassable charges payable by customers comparable to the recovery property sold by SCE pursuant to the sale agreement. Please read “Security for the Bonds—Intercreditor Agreement” and “Sale Agreement—Covenants of the Seller” in this prospectus.

In addition, the California legislature recently passed AB 913 which amended the Securitization Law to authorize an electrical corporation to file an application with the California commission to issue a financing order to authorize the recovery of certain incremental undercollected amounts for calendar year 2020 resulting from COVID-19. SCE may file for a financing order under AB 913 and any recovery bonds issued pursuant to such a financing order would be payable from additional fixed recovery charges, the right to which is owned by another entity. SCE may also cause the issuance of additional securitization bonds secured by nonbypassable charges for other purposes, as authorized by the State legislature, in the future.

In the event a customer does not pay in full all amounts owed under any bill, including fixed recovery charges, SCE, as servicer, is required to allocate any resulting shortfalls in fixed recovery charges ratably based on the amounts of fixed recovery charges owing in respect of the bonds, and amounts owing to the other affiliated entities in respect of additional recovery bonds. However, if a dispute arises with respect to the allocation of such fixed recovery charges or other delays occur on account of the administrative burdens of making such allocation, we cannot assure you that any new issuance would not cause reductions or delays in payment of your bonds.

Regulatory provisions affecting certain investors could adversely affect the liquidity of the bonds

European Union (EU) legislation comprising Regulation (EU) 2017/2402 (as amended, the EU Securitization Regulation) and certain related regulatory technical standards, implementing technical standards and official guidance (together, the European Securitization Rules) imposes certain restrictions and obligations with regard to securitizations (as such term is defined for purposes of the EU Securitization Regulation). The European Securitization Rules are in force throughout the EU (and are expected also to be implemented in the non-EU member states of the European Economic Area) in respect of securitizations the securities of which were issued (or the securitization positions of which were created) on or after January 1, 2019.

Pursuant to the European Securitization Rules, EU Institutional Investors investing in a securitization (as so defined) must, amongst other things, verify that (a) certain credit-granting requirements are satisfied, (b) the originator, sponsor or original lender retains on an ongoing basis a material net economic interest which, in any event, shall not be less than 5%, determined in accordance with Article 6 of the EU Securitization Regulation, and discloses that risk retention, and (c) the originator, sponsor or relevant securitisation special purpose entity has, where applicable, made available information as required by Article 7 of the EU Securitization Regulation. EU Institutional Investors include: (a) insurance undertakings and reinsurance undertakings as defined in Directive 2009/138/EC; (b) institutions for occupational retirement provision falling within the scope of Directive (EU) 2016/2341 (subject to certain exceptions), and certain investment managers and authorized entities appointed by such institutions; (c) alternative investment fund managers as defined in Directive 2011/61/EU which manage and/or market alternative investment funds in the EU; (d) certain internally-managed investment companies authorized in accordance with Directive 2009/65/EC, and managing companies as defined in that Directive; (e) credit institutions as defined in Regulation (EU) No 575/2013 (CRR) (and certain consolidated affiliates thereof); and (f) investment firms as defined in CRR (and certain consolidated affiliates thereof).

Neither we nor SCE believe that the bonds fall within the definition of a “securitization” for purposes of the EU Securitization Regulation as there is no tranching of credit risk associated with exposures under the transactions described in this prospectus. Therefore, such transactions are not subject to the European Securitization Rules. As such, neither we nor SCE, nor any other party to the transactions described in this prospectus, intend, or are required under the transaction documents, to retain a material net economic interest in respect of such transactions, or to take, or to refrain from taking, any other action, in a manner prescribed or contemplated by the European Securitization Rules. In particular, no such person undertakes to take, or to refrain from taking, any action for purposes of compliance by any investor (or any other person) with any requirement of the European Securitization Rules to which such investor (or other person) may be subject at any time.

However, if a competent authority were to take a contrary view and determine that the transactions described in this prospectus do constitute a securitization for purposes of the EU Securitization Regulation, then any failure by an EU Institutional Investor to comply with any applicable European Securitization Rules with respect to an investment in the bonds may result in the imposition of a penalty regulatory capital charge on that investment or of other regulatory sanctions and remedial measures.

Consequently, the bonds may not be a suitable investment for EU Institutional Investors. As a result, the price and liquidity of the bonds in the secondary market may be adversely affected.

Prospective investors are responsible for analyzing their own legal and regulatory position and are advised to consult with their own advisors and any relevant regulator or other authority regarding the scope, applicability and compliance requirements of the European Securitization Rules, and the suitability of the bonds for investment. Neither we nor SCE, nor any other party to the transactions described in this prospectus, make any representation as to any such matter, or have any liability to any investor (or any other person) for any non-compliance by any such person with the European Securitization Rules or any other applicable legal, regulatory or other requirements.

If the investment of collected fixed recovery charges and other funds held by the trustee in the collection account results in investment losses or the investments become illiquid, you may receive payment of principal and interest on the bonds later than you expect

Funds held by the trustee in the collection account will be invested in eligible investments at the written direction of the servicer. Eligible investments include money market funds having a rating from Moody’s and S&P of “Aaa” and “AAA,” respectively. Although investments in these money market funds have traditionally been viewed as highly liquid with a low probability of principal loss, illiquidity and principal losses have been experienced by investors in certain of these funds as a result of disruptions in the financial markets in recent years. If investment losses or illiquidity is experienced, you might experience a delay in payments of principal and interest and a decrease in the value of your investment in the bonds.

REVIEW OF RECOVERY PROPERTY

Pursuant to the rules of the SEC, SCE, as sponsor, has performed, as described below, a review of the recovery property underlying the bonds. As required by these rules, the review was designed and effected to provide reasonable assurance that disclosure regarding the recovery property is accurate in all material respects. SCE did not engage a third party in conducting its review.

The bonds will be secured under the indenture by the indenture’s trust estate. The principal asset of the indenture’s trust estate is the recovery property relating to the bonds. The recovery property includes the right to impose, bill, collect and receive nonbypassable irrevocable fixed recovery charges in amounts necessary to pay principal on and interest of the bonds and other required amounts and charges owing in connection with the bonds, the right under the financing order to obtain true-up adjustments of fixed recovery charges under Securitization Law (with respect to adjustments, in the manner and with the effect provided in the servicing agreement) and all revenue, collections, claims, right to payments, payments, money and proceeds arising out of the rights and interests created under the financing order. Under the Securitization Law and the financing order, the fixed recovery charges are payable by any existing or future individual, governmental body, trust, business entity, or nonprofit organization located in the service territory of SCE as of the date of the financing order, except those customers enrolled in the CARE or FERA programs, that consumes electricity that has been transmitted or distributed by means of electric transmission or distribution facilities, whether those electric transmission or distribution facilities are owned by the customer, SCE, or any other party.

The recovery property is not a receivable, and the recovery property and other collateral held by the trustee securing the bonds do not constitute a pool of receivables. Fixed recovery charges that relate to the recovery property are irrevocable and not subject to reduction, impairment, postponement, termination or, except for the specified true-up adjustments to correct any overcollections or undercollections, adjustment by further action of the California commission. The rates at which fixed recovery charges are billed to customers will be adjusted to correct any overcollections or undercollections from prior periods. These adjustments are intended to ensure the recovery of revenues sufficient to retire the principal amount of the bonds in accordance with the expected sinking fund schedule, to pay all interest on the bonds when due, to pay fees and expenses of servicing the bonds and premiums, if any, associated with the bonds and to fund any required credit enhancement for the bonds. In addition to the annual true-up adjustments, the servicer is also required to implement (a) quarterly true-up adjustments if bonds are outstanding following the latest scheduled final payment date for such bonds, and (b) may request an interim true-up adjustment at any time for any reason to ensure timely payment of scheduled principal of and interest on the bonds and other required amounts and charges owing in connection with the bonds on the next payment date. There is no cap on the level of fixed recovery charges that may be imposed on customers as a result of the true-up adjustment process to pay principal of and interest on the bonds when due and other required amounts and charges owing in connection with the bonds. All revenues and collections resulting from fixed recovery charges provided for in the financing order are part of the recovery property. The recovery property relating to the bonds is described in more detail under “The Recovery Property and the Securitization Law” in this prospectus.

In the financing order, the California commission, among other things:

•

orders that the fixed recovery charges shall be nonbypassable and recovered from existing and future customers in SCE’s service territory as of the date of the financing order except for customers participating in the CARE or FERA programs, and that the fixed recovery charges shall be imposed on all customers in accordance with the methodology approved in the financing order;

•

orders that the owner of the recovery property will be entitled to recover fixed recovery charge revenues in amounts sufficient to pay the principal and interest on the bonds together with all operating expenses, all as the same become due; and

•

orders that the transfer of the recovery property to us by SCE shall be treated as an absolute transfer of all of SCE’s right, title, and interest, as in a true sale, and not as a pledge or other financing, of the recovery property, other than for federal income tax and state income and franchise tax purposes.

Please read “The Recovery Property and the Securitization Law” and “SCE’s Financing Order” in this prospectus for more information.

The characteristics of recovery property are unlike the characteristics of assets underlying mortgage and other commercial asset-based financings because recovery property is a creature of statute and state regulatory commission proceedings. Because the nature and characteristics of recovery property and many elements of recovery bond financings are set forth in and constrained by the Securitization Law and the financing order, SCE, as sponsor, does not select the assets to be pledged as collateral in ways common to many traditional asset-based financings. Moreover, the bonds do not contain origination or underwriting elements similar to typical mortgage or other loan transactions involved in other forms of asset-backed securities. The Securitization Law and the financing order require the imposition on, and collection of fixed recovery charges from, existing and future customers and any other consumers of electricity within SCE’s service territory, subject to the exceptions. Please read “The Recovery Property and the Securitization Law—The Financing Order is Irrevocable—Exemptions from Fixed Recovery Charges” in this prospectus. Since the fixed recovery charges are assessed against all such customers and the true-up mechanism adjusts for the impact of consumer defaults, the collectability of the fixed recovery charges is not ultimately dependent upon the credit quality of particular SCE customers, as would be the case in the absence of the true-up adjustment.

The review by SCE of the recovery property underlying the bonds has involved a number of discrete steps and elements as described in more detail below. First, SCE has analyzed and applied the Securitization Law’s requirements for recovering recovery costs and approval of the California commission for the issuance of the financing order and in its proposal with respect to the characteristics of the recovery property to be created pursuant to the financing order. In preparing this proposal, SCE worked with its counsel and its structuring advisor in preparing the application for a financing order. Moreover, SCE worked with its counsel and the underwriters in preparing the legal agreements that provide for the terms of the bonds and the security for the bonds. SCE has analyzed economic issues and practical issues for the scheduled payment of principal of and interest on the bonds, including the impact of economic factors, potential for disruptions due to weather or catastrophic events, including the current COVID-19 pandemic, and its own forecasts for customer growth as well as the historic accuracy of its prior forecasts.

In light of the unique nature of the recovery property, SCE has taken (or prior to the offering of the bonds, will take) the following actions in connection with its review of the recovery property and the preparation of the disclosure for inclusion in this prospectus describing the recovery property, the bonds and the proposed securitization:

•

reviewed the Securitization Law, other relevant provisions of California statutes and any applicable rules, regulations and orders of the California commission as they relate to the recovery property in connection with the preparation and filing of the application with the California commission for the approval of the financing order in order to confirm that the application and proposed financing order satisfied applicable statutory and regulatory requirements;

•	actively participated in the proceeding before the California commission relating to the approval of the requested financing order;

•	reviewed the financing order and the process by which it was adopted to confirm that the financing order satisfied the requirements of the securitization law;

•

compared the proposed terms of the bonds to the applicable requirements in the Securitization Law, other relevant provisions of California statutes, the financing order and any applicable regulations of the California commission to confirm that they met such requirements;

•

prepared and reviewed the agreements to be entered into in connection with the issuance of the bonds and compared such agreements to the applicable requirements in the Securitization Law, other relevant provisions of California statutes, the financing order and any applicable regulations of the California commission to confirm that they met such requirements;

•

reviewed the disclosure in this prospectus regarding the Securitization Law, other relevant provisions of California statutes, the financing order and the agreements to be entered into in connection with the issuance of the bonds, and compared such descriptions to the relevant provisions of the Securitization Law, other relevant provisions of California statutes, the financing order and such agreements to confirm the accuracy of such descriptions;

•

consulted with legal counsel to assess if there is a basis upon which the bondholders (or the trustee acting on their behalf) could successfully challenge the constitutionality of any legislative action by the State of California (including action by the California commission or the voters by amendment to the California Constitution) that could repeal or amend the provisions of the Securitization Law in a way that could substantially impair the value of the recovery property, or substantially reduce, alter or impair the fixed recovery charges;

•

reviewed the process and procedures in place for it, as servicer, to perform its obligations under the servicing agreement, including billing, collecting, receiving and posting the fixed recovery charges to be provided for under the recovery property, forecasting fixed recovery charges, and preparing and filing advice letters for true-up adjustments to the fixed recovery charges;

•

reviewed the operation of the true-up adjustment mechanism for adjusting fixed recovery charge levels to meet the scheduled payments on the bonds and in this context took into account its experience with the California commission; and

•

with the assistance of its advisors, prepared financial models in order to set the initial fixed recovery charges to be provided for under the recovery property at levels sufficient to pay principal of and interest on the bonds when due and other required amounts and charges owing in connection with the bonds.

In connection with the preparation of such models, SCE:

•	reviewed (i) the historical electric consumption and customer growth within its service territory and (ii) forecasts of expected energy sales and customer growth; and

•

analyzed the sensitivity of the weighted average life of the bonds in relation to variances in actual energy consumption levels and related charge collections from forecasted levels and in relation to the true-up adjustment in order to assess the probability that the weighted average life of the bonds may be extended as a result of such variances, and in the context of the operation of the true-up adjustment for adjustment of fixed recovery charges to address undercollections or overcollections in light of scheduled payments on the bonds to prevent an event of default.

As a result of this review, SCE has concluded that:

•

the recovery property, the financing order and the agreements to be entered into in connection with the issuance of the bonds meet in all material respects the applicable statutory and regulatory requirements;

•

the disclosure in this prospectus regarding the Securitization Law, the financing order and the agreements to be entered into in connection with the issuance of the bonds is as of its date, accurate in all material respects and fails to omit any material information;

•	the servicer has adequate processes and procedures in place to perform its obligations under the servicing agreement;

•

fixed recovery charge revenues, as adjusted from time to time as provided in the Securitization Law and the financing order, are expected to be sufficient to pay on a timely basis scheduled principal and interest on the bonds; and

•

the design and scope of SCE’s review of the recovery property as described above is effective to provide reasonable assurance that the disclosure regarding the recovery property in this prospectus is accurate in all material respects.

THE RECOVERY PROPERTY AND THE SECURITIZATION LAW

The Securitization Law Generally

The risk of catastrophic wildfires has been increasing in California for years, largely due to multiple factors, including the buildup of dry vegetation in areas severely impacted by years of historic drought, lack of adequate clearing of hazardous fuels by responsible parties, higher temperatures and lower humidity. In 2017 and 2018, a number of catastrophic wildfires occurred in California that caused substantial damage to residential and business properties in the state and damaged the transmission and distribution infrastructure of SCE and other utilities. In addition, utility property was determined to be associated with the ignition of certain of these wildfires, and California law has held utilities strictly liable for property damage if the utilities’ facilities are a substantial cause of wildfires that caused the property damage.

In response to these catastrophic wildfires and their consequences the California legislature in 2019 enacted comprehensive emergency legislation, known as AB 1054, to financially stabilize the State’s electric utilities. As part of AB 1054 and a subsequent bill known as AB 1513, the Legislature amended the Public Utilities Code to enact the Securitization Law to allow for the recovery of recovery costs if the California commission deems such costs to be just and reasonable.

The Securitization Law permits electric corporations to recover recovery costs through the issuance of recovery bonds pursuant to and supported by an irrevocable financing order issued by the CPUC and permits the CPUC to impose an irrevocable nonbypassable fixed recovery charge on existing and future customers located in the service territory of the electrical corporation as of the date of the financing order, subject to certain exceptions. Please read “—Exemptions from Fixed Recovery Charges” below and “SCE’s Financing Order” in this prospectus. The Securitization Law authorized the fixed recovery charge to recover: (a) recovery costs equal to the principal amount of the recovery bonds and (b) costs of recovering, financing, or refinancing those recovery costs, including the costs of servicing and retiring the recovery bonds.

The Securitization Law provides that fixed recovery charges are nonbypassable, meaning that they are payable by any individual, governmental body, trust, business entity, or nonprofit organization, subject to the exceptions described below, that consumes electricity that has been transmitted or distributed by means of electric transmission or distribution facilities, whether those electric transmission or distribution facilities are owned by the consumer, the electrical corporation, or any other party. In addition, under the Securitization Law, fixed recovery charges may consist of distribution, connection, disconnection and termination rates and charges and other rates and charges authorized by a financing order.

The Financing Order and the Recovery Property

The Securitization Law contains a number of provisions designed to facilitate the securitization of recovery costs, including the following:

The Securitization Law Provides for the Creation of Recovery Property

The Securitization Law authorizes the California commission, through issuance of a financing order, to provide for the creation of recovery property to secure repayment of recovery bonds. Recovery property is defined under the Securitization Law to include, without limitation, the right, title, and interest of the electrical corporation or its transferee:

•

in and to the fixed recovery charges established pursuant to a financing order, including all rights to obtain adjustments to the fixed recovery charges in accordance with the provisions of the Securitization Law and the financing order; and

•	all revenues, collections, claims, payments, moneys, or proceeds of or arising from the fixed recovery charges that are the subject of a financing order described in the bullet point above.

The Securitization Law provides that recovery property that is specified in a financing order shall constitute an existing, present property right, notwithstanding the fact that the imposition and collection of fixed recovery charges depend on the electrical corporation continuing to provide electricity service or continuing to perform its servicing functions relating to the collection of fixed recovery charges or on the level of future electricity consumption. Recovery property shall exist whether or not the fixed recovery charges have been billed, have accrued, or have been collected and notwithstanding the fact that the value for a security interest in the recovery property, or amount of the recovery property, is dependent on the future provision of service to customers. All recovery property specified in a financing order shall continue to exist until the recovery bonds issued pursuant to a financing order and all associated financing costs are paid in full.

A Financing Order is Irrevocable

The Securitization Law provides that the financing order is irrevocable. In addition, under the Securitization Law, the California commission may not, either by rescinding, altering, or amending the financing order or otherwise, revalue or revise for ratemaking purposes the recovery costs or the costs of recovering, financing, or refinancing the recovery costs, in any way reduce or impair the value of recovery property either directly or indirectly by taking fixed recovery charges into account when setting other rates for the electrical corporation. Moreover, the amount of revenues generated by the fixed recovery charges shall not be subject to reduction, impairment, postponement, or termination.

Fixed Recovery Charges May Be Adjusted

The Securitization Law requires the California commission to provide, in any financing order, for a procedure for periodic true-up adjustments to fixed recovery charges, which shall be made at least annually and may be made more frequently. The electrical corporation shall file an application with the commission to implement any true-up adjustment. Please read “SCE’s Financing Order—Fixed Recovery Charges—The Financing Order Requires the Servicer to Periodically to “True-Up” the Fixed Recovery Charge” and “The Servicing Agreement—True-Up Adjustment Filings” in this prospectus. The Securitization Law and the financing order do not impose a cap on the fixed recovery charge.

The Securitization Law Provides for the Creation of Consensual and Statutory Liens on Recovery Property

The Securitization Law provides that consensual security interests can be granted in recovery property and that a statutory lien will be established on recovery property upon the effective date of the financing order. With respect to consensual security interests, the Securitization Law provides that a valid and enforceable security interest in recovery property attaches when (a) the California commission has issued the financing order, (b) the pledgee of the recovery property (such as the trustee) has given value for the recovery property, and (c) the pledgor (such as us) has signed a security agreement covering the recovery property. The security interest in the recovery property is perfected when it has attached and when a financing statement has been filed with the California Secretary of State in accordance with the Securitization Law. A statutory lien on recovery property with respect to recovery bonds arises under the Securitization Law. This statutory lien arises automatically, without further action by the servicer, us or any other person. Under the financing order, a statutory lien will exist on the recovery property then existing or thereafter arising relating to recovery bonds and will secure all obligations, then existing or subsequently arising, to the holders of those recovery bonds and the indenture trustee for those holders. This statutory lien will be a first priority lien on all recovery property then in existence or that subsequently arises for that series of recovery bonds pursuant to the terms of the financing order.

Under the Securitization Law, if a default or termination occurs under the terms of the bonds, the pledgees of the recovery bonds (such as the trustee) are entitled to foreclose or otherwise enforce their security interest in the recovery property. In addition, the California commission may require in the financing order that, in the event of default by the electrical corporation in payment of recovery property revenues, the California commission and any successor thereto, upon the application by the pledgees or transferees (such as trustee or us), and without limiting any other remedies available to the pledgees or transferees by reason of the default, shall order the sequestration and payment to the pledgees or transferees of recovery property revenues. The Securitization Law provides that any such order shall remain in full force and effect notwithstanding any bankruptcy, reorganization, or other insolvency proceedings with respect to the debtor, pledgor, or transferor of the recovery property. Please read “Risk Factors—Risks Associated with the Unusual Nature of the Recovery Property—Foreclosure of the trustee’s lien on the recovery property for the bonds might not be practical, and acceleration of the bonds before maturity might have little practical effect” in this prospectus.

The Securitization Law Provides that the Transfer of Recovery Property is a True Sale

The Securitization Law provides that an electric corporation’s transfer of recovery property is a “true sale” and shall be treated as an absolute transfer of all of the transferor’s right, title, and interest, as in a true sale, and not as a pledge or other financing, of the recovery property, other than for federal and state income and franchise tax purposes. The transfer as a sale, assignment, or transfer as an absolute transfer and true sale true sale is not affected by:

•	commingling of fixed recovery charge revenues with other amounts,

•	the retention by the seller of either of the following:

•	a partial or residual interest, including an equity interest, in the financing entity or the recovery property, whether direct or indirect, subordinate or otherwise, or

•	the right to recover costs associated with taxes, franchise fees, or license fees imposed on the collection of fixed recovery charges.

•	any recourse that the purchaser may have against the seller,

•	any indemnification rights, obligations, or repurchase rights made or provided by the seller,

•	the obligation of the seller to collect fixed recovery charges on behalf of an assignee,

•	the treatment of the sale, assignment, or transfer for tax, financial reporting, or other purposes, and

•	any true-up adjustment of the fixed recovery charges as provided in the financing order.

Please read “Risk Factors—Risks Associated with Potential Bankruptcy Proceedings of the Seller and the Servicer” and “How A Bankruptcy May Affect Your Investment” in this prospectus.

The Securitization Law Requires the Electrical Corporation and its Successors to Service the Recovery Property

The Securitization Law requires the California commission to authorize the electrical corporation to enter into a servicing contract with the issuer of the recovery bonds (i.e., the issuing entity). This contract must require the electrical utility to continue to operate its system to provide service to consumers within its service territory, to collect amounts in respect of the fixed recovery charges for the benefit and account of the issuer, and to account for and remit these amounts to or for the account of the issuer. The Securitization Law further provides to the extent that billing, collection, and other related services with respect to the provision of electric service are provided to a consumer by any person or entity other than the electrical corporation in whose service territory the consumer is located, that person or entity must collect the fixed recovery charges from the consumer for the benefit and account of the issuer of the recovery bonds as a condition to the provision of electric service to that consumer.

The Securitization Law further provides that any successor to the electrical corporation, whether pursuant to any bankruptcy, reorganization, or other insolvency proceeding, or pursuant to any merger, sale, or transfer, by operation of law, or otherwise, must perform and satisfy all obligations of the electrical corporation under the Securitization Law in the same manner and to the same extent as the electrical corporation. Please read “The Servicing Agreement—Successor Servicer” in this prospectus.

State Pledge

Under the Securitization Law, the State of California has pledged, that it will neither limit nor alter the fixed recovery charges, recovery property, financing orders, or any rights thereunder, except for adjustments discussed above and in “SCE’s Financing Order—Fixed Recovery Charges—The Financing Order Requires the Servicer to Periodically to “True-Up” the Fixed Recovery Charge” and “The Servicing Agreement—True-Up Adjustment Filings,” until the recovery bonds, together with the interest thereon, are fully paid and discharged. However, the Securitization Law further provides that nothing in the State pledge precludes the State of California from limiting or altering the fixed recovery charges, recovery property or any financing order of the California commission, if and when adequate provision is made by law for the protection of SCE, owners of recovery property and holders of recovery bonds.

Constitutional Matters

To date, no federal or California cases addressing the repeal or amendment of statutory provisions analogous to those contained in the Securitization Law have been decided. There have been cases in which courts have applied the Contract Clause of the United States constitution and the Contract Clause of the California constitution to strike down legislation regarding similar matters, such as legislation reducing or eliminating taxes, public charges or other sources of revenues servicing other types of bonds issued by public instrumentalities or private issuers (or issuing entities), or otherwise substantially impairing or eliminating the security for bonds or other indebtedness. Based upon this case law, Norton Rose Fulbright US LLP expects to deliver a reasoned opinion, prior to the closing of the offering of the bonds to the effect that, a reviewing court of competent jurisdiction, in a properly prepared and presented case, would conclude that the State pledge constitutes a contractual relationship between the bondholders and the State of California, and that, absent a demonstration by the State of California that any legislative action by the State of California, whether by the State legislature or the voters pursuant to their initiative rights, which becomes law (such action being referred to as a legislative action) that limits, alters, impairs or reduces the value of the recovery property or the fixed recovery charges so as to impair (a) the terms of the indenture or the bonds or (b) the rights and remedies of the bondholders (or the trustee acting on their behalf) (each such act, an impairment), the bondholders could successfully challenge under the Federal Contract Clause or the California Contract Clause the constitutionality of any legislative action determined by such court to limit, alter, impair or reduce the value of the recovery property or the fixed recovery charges so as to cause an impairment prior to the time that the bonds are fully paid and discharged. The cases also indicate that the State’s justification would be subjected to a higher degree of scrutiny, and that the State would bear a more substantial burden, if the legislative action impairs a contract to which the State is a party (which we believe to be the case here), as contrasted to a contract solely between private parties. It may be possible for the California legislature to repeal or amend the Securitization Law or for the California commission to amend or revoke the financing order notwithstanding the State pledge, if the legislature or the California commission acts in order to serve a significant and legitimate public purpose, such as protecting the public health and safety or responding to a national or regional catastrophe affecting SCE, or if the legislature otherwise acts in the valid exercise of the state’s police power. We will file a copy of the Norton Rose Fulbright US LLP opinion as an exhibit to an amendment to the registration statement of which this prospectus is a part, or to one of our periodic filings with the SEC.

In addition, any legislative action adversely affecting the recovery property or the ability to collect fixed recovery charges may be considered a “taking” under the United States or California constitutions. Norton Rose Fulbright US LLP has advised us that it is not aware of any federal or California court cases addressing the applicability of the Takings Clause of the United States or California constitutions in a situation analogous to that which would be involved in an amendment or repeal of the Securitization Law. It is possible that a court would decline even to apply a Takings Clause analysis to a claim based on an amendment or repeal of the Securitization Law, since, for example, a court might determine that a Contract Clause analysis rather than a Takings Clause analysis should be applied. Norton Rose Fulbright US LLP expects to render a reasoned opinion, prior to the closing of the offering of the bonds, to the effect that under existing case law, assuming a Takings Clause analysis were applied under the United States constitution or California constitution, the State of California would be required under either such constitution to pay just compensation to the bondholders if the State’s repeal or amendment of the Securitization Law or taking of any other action in contravention of the State pledge, (a) constituted a permanent appropriation of a substantial property interest of the bondholders in the recovery property or denied all economically productive use of the recovery property; (b) destroyed the recovery property other than in response to emergency conditions; or (c) substantially reduced, altered or impaired the value of the recovery property so as to unduly interfere with the reasonable expectations of the bondholders arising from their investments in the bonds, provided that the court might take a more expansive view of emergency conditions under the California Takings Clause, leading to correspondingly narrower restrictions on State action under the California Takings Clause than under the Federal Takings Clause. There is no assurance, however, that, even if a court were to award just compensation, it would be sufficient for you to recover fully your investment in the bonds.

In connection with the foregoing, Norton Rose Fulbright US LLP has advised us that issues relating to the Contract and Takings Clauses of the United States and California constitutions are essentially decided on a case-by-case basis and that the courts’ determinations, in most cases, appear to be strongly influenced by the facts and circumstances of the particular case, and Norton Rose Fulbright US LLP has further advised us that there are no reported controlling judicial precedents that are directly on point. The opinions described above will be subject to the qualifications included in them. The degree of impairment necessary to meet the standards for relief under a Takings Clause analysis or Contract Clause analysis could be substantially in excess of what a recovery bondholder would consider material.

For a discussion of risks associated with potential judicial, legislation or regulatory actions, please read “Risk Factors—Risks Associated with Potential Judicial, Legislative or Regulatory Actions” in this prospectus.

Exemptions from Fixed Recovery Charges

Under the Securitization Law, customers enrolled in the CARE or FERA programs are exempted from the payment of fixed recovery charges. See “SCE’s Financing Order” in this prospectus.

SCE’s FINANCING ORDER

SCE’s Financing Order

In April 2020, the California commission approved a settlement of and, in accordance with the Securitization Law, determined the reasonableness of certain of SCE’s fire risk mitigation capital expenditures included in SCE’s approved wildfire mitigation plan. In July 2020, SCE filed an application with the California commission for a financing order seeking recovery of a portion of these recovery costs in the amount of $326.981 million, together with certain interim financing costs relating to these costs and financing costs relating to the issuance of the bonds (collectively, the Authorized Amount).

On                     , the California commission issued its financing order which authorized SCE to securitize and cause to be issued bonds in an aggregate principal amount not to exceed the sum of the Authorized Amount as of the date of bond issuance, or approximately             , including related interim financing costs, estimated to be $        , and financing costs relating to the issuance of the bonds, estimated to be $        .

The financing order became final and non-appealable on                     .

The financing order, pursuant to the provisions of the Securitization Law, is irrevocable and is not subject to reduction, impairment or adjustment by further action of the California commission, except as contemplated by the periodic true-up adjustments.

We have filed the financing order with the SEC as an exhibit to the registration statement of which this prospectus forms a part. We have summarized portions of the financing order below.

Fixed Recovery Charges

The Financing Order Requires the Imposition and Collection of Fixed Recovery Charges

Under the financing order, the California commission authorizes the owner of recovery property to impose, bill, collect and adjust from time to time a fixed recovery charge, to be collected on a per kWh basis from all customers (based on their FRC consumer class) until the bonds are paid in full and all other operating expenses have been recovered in full. Such fixed recovery charges will be in amounts sufficient to retire the principal amount of the bonds in accordance with the expected sinking fund schedule, to pay all interest on the bonds when due, and to pay all operating expenses relating to the bonds (operating expenses). Under the financing order, there is no limit on the amount of the fixed recovery charge.

The Financing Order Provides that Fixed Recovery Charges are Nonbypassable

As required by the Securitization Law, the financing order provides that the fixed recovery charges are “nonbypassable” and must be paid by all customers in SCE’s service territory. The financing order provides that customers with departing load must pay the fixed recovery charge on the departing load. Please read “The Depositor, Seller, Initial Servicer and Sponsor—Community Choice Aggregation, Direct Access and Departing Load” in this prospectus.

The financing order specifies that any successor to an electric utility shall perform and satisfy all obligations of the electric utility pursuant to the Securitization Law, including collecting and paying to the bondholders revenues arising with respect to the recovery property. The financing order states that it is binding on SCE and any successor to SCE that provides electric distribution service directly to consumers of electricity within SCE’s Service Territory.

In the servicing agreement, SCE will covenant to assert in an appropriate forum that any municipality, or any other person or entity, that acquires any portion of SCE’s electric distribution facilities must be treated as a successor to SCE under the Securitization Law and the financing order and that its retail customers remain responsible for payment of fixed recovery charges. Please read “The Servicing Agreement—Servicing Standards and Covenants” in this prospectus.

In addition, under the financing order and the Securitization Law, if any local municipality or tribe acquires SCE’s electric facilities though the power of eminent domain, consumers that no longer take transmission and distribution retail service from SCE, or that depart or reduce SCE service after the date of the financing order, or that meet relevant criteria in the applicable tariff will be treated as departing load customers and will be subject to pay the fixed recovery charges based on an approach that is consistent with the method currently in place for calculating Municipal DL obligations. SCE’s Municipal DL tariffs provide for calculation of certain nonbypassable charges based on consumption as metered or estimated. Historically, SCE has administered these tariffs by reaching agreement with the Municipal DL customer or the local municipality serving the Municipal DL customer for the payment of one or more lump sums based on a mutually acceptable estimate of the Municipal DL customer’s nonbypassable cost obligations, including obligations similar to the fixed recovery charges.

In addition, recent amendments to California law require approval of the California commission to the voluntary or involuntary change in ownership of the assets of an electrical or gas corporation to ownership by a public entity. In the financing order, the California commission also commits, in furtherance of the State pledge, in connection with any Commission proceeding to review the municipalization of SCE facilities by an entity that does not set retail rates subject to the California commission, to establish conditions to the approval of such municipalization transaction by the California commission which either (a) establish procedures to ensure that such entity will continue to bill and collect fixed recovery charges from customers and remit such collections to SCE or a new servicer for the bonds or (b) ensure the upfront funding of the fixed recovery charges that would otherwise be paid by customers where rate payment would be affected by the ownership change. See “The Depositor, Seller, Initial Servicer and Sponsor—Municipalization; Municipal Departing Load” in this prospectus.

The Financing Order Establishes the Methodology used to Calculate the Fixed Recovery Charges

The financing order describes the methodology by which the fixed recovery charges will be calculated and adjusted from time to time by the servicer pursuant to true-up advice letters filed with the California commission as described below. Pursuant to the financing order, the fixed recovery charge will be a per kilowatt-hour charge assessed against each customer as part of each customer’s regular monthly billing. A different fixed recovery charge will be calculated for each customer class (each, a FRC consumer class), based upon the allocation factor assigned to such class in SCE’s most-recent general rate case preceding the issuance of the bonds (GRC allocation factors, as further described below).

The servicer will determine the fixed recovery charge for each FRC consumer class in the following manner:

•

first, the servicer will determine the amount necessary to provide for the timely payment of scheduled principal of and interest on the bonds and operating expenses payable in connection with the bonds (the periodic payment requirement) for each of the two payment periods (each, a payment period) following the true-up adjustment date (adjustment date). The first payment period is the period from the adjustment date through and including first payment date following the adjustment date (the first payment period); the second payment period is the period from the adjustment date through and including second payment date following adjustment date (the second payment period);

•

next, using the most recently available delinquency and write-off experience, the servicer will determine the amount of fixed recovery charges which must be billed during each payment period in order to generate sufficient fixed recovery charges revenues prior to the last day of the calendar month immediately preceding the end of each payment period (collection cut-off date). We refer to this amount as the periodic billing requirement;

•	next, the servicer will allocate the periodic billing requirement for each payment period among each FRC consumer class based on its GRC allocation factor, and

•

finally, the servicer will divide the periodic billing requirement for each payment period by the forecasted consumption of each FRC consumer class to determine the fixed recovery charge for the FRC consumer class for the respective payment period. In making such calculations, the servicer will use the most recently approved consumption forecast data.

The above calculations by the servicer will result in two fixed recovery charges for each FRC consumer class, one charge for the first payment period and one charge for the second payment period. The financing order provides that the higher of the two charges for the FRC consumer class will be the fixed recovery charge for that FRC consumer class requested in the true-up adjustment.

The initial GRC allocation factors as approved by the California commission in SCE’s most recent filed general rate case and approved in the financing order are set forth in the table below. These initial GRC allocation factors set forth below are estimated. Under the financing order, SCE retains the right to change the GRC allocation factors to conform to any revised allocation of costs in any subsequent GRC or related proceeding before the California commission. Please read “SCE’s Financing Order—Fixed Recovery Charges—The Financing Order Requires the Servicer to Periodically to “True-Up” the Fixed Recovery Charge” in this prospectus.

The GRC allocation factors shown below reflect the allocation of cost in the general rate case, and include within such factors customers who participate in CARE or FERA programs. As noted, under the Securitization Law, these customers are exempt from the payment of the fixed recovery charges. In accordance with the financing order, costs allocable to the CARE and FERA FRC customer classes will be reallocated to the remaining FRC customer classes on an equal-cents per kWh basis. In 2019, these exempt customers accounted for approximately 8.00% of total energy deliveries and approximately 24.28% of deliveries to the residential domestic FRC consumer classes. The table below also includes an estimate of the GRC allocation factors after this reallocation of costs.

FRC Consumer Class	GRC allocation factors
Residential Domestic (CARE)	12.78%
Residential Domestic (Non-CARE)	37.85%
Res/Dom Income Qualified (FERA)	0.26%
Small C&I (<20 kW)	7.25%
Traffic Control	0.12%
Medium C&I (20 kW – 200 kW)	17.31%
Medium C&I (200 kW – 500 kW)	7.81%
Large C&I (Sec) including standby customers	7.31%
Large C&I (Pri) including standby customers	4.70%
Large C&I (Sub) including standby customers	1.38%
Small Ag & Pump (< 200 kw)	2.02%
Large Ag & Pump (≥ 200 kw)	1.15%
Street/Area Lighting	0.07%

*	Note: Percentages may not add up due to rounding.

Although the fixed recovery charges payable by each FRC consumer class will differ, any deficiency in the payment of such charges by any class of customers, including write-offs, will be included in determining the periodic payment requirement used in calculating the next “true-up” adjustment for all customers (other than exempted customers). Thus, all customers (other than exempted customers) will be responsible for paying the fixed recovery charges. Please read “SCE’s Financing Order—Fixed Recovery Charges—The Financing Order Requires the Servicer to Periodically to “True-Up” the Fixed Recovery Charge” in this prospectus.

The Financing Order Requires the Servicer to Periodically to “True-Up” the Fixed Recovery Charge

The financing order requires that the servicer file with the California commission at least annually an advice letter (each, an advice filing), applying the true-up methodology described above, to adjust the fixed recovery charges to ensure the recovery of revenues sufficient to provide for the timely payment of the periodic payment requirement. In addition to the mandatory annual true-up adjustment, the servicer is authorized under the financing order to make interim routine adjustments at any time the servicer deems necessary to ensure the recovery of revenues sufficient to provide for the timely payment of the periodic payment requirement.

In addition, the financing order requires the servicer to implement quarterly true-up adjustments if bonds are outstanding following the scheduled final payment date for the latest maturing tranche of bonds. Mandatory annual true-up adjustments, interim true-up adjustments and mandatory quarterly true-up adjustments as described above are referred to as routine true-up adjustments. Each such routine true-up adjustment shall utilize the methodology described above under the heading “—The Financing Order Establishes the Methodology used to Calculate the Fixed Recovery Charges” to determine the fixed recovery charges requested on the next adjustment date.

Routine annual true-up adjustment advice filings must be filed at least fifty days prior to proposed effective date of the adjustment, and routine interim true-up adjustment filings must be filed at least thirty days prior to proposed effective date of the adjustment. In each case, the California commission has committed in the financing order to provide a negative or affirmative response within twenty days of the submission of any routine true-up adjustment filing. Under the financing order, the California commission’s review of any routine true-up adjustment advice filing, and any protest, will be limited solely to determining whether there is any mathematical error in such advice filing. Any required correction of mathematical errors will not delay the effective date of such adjustment and, if such correction cannot be corrected prior to the effective date, such correction will be reflected in the next adjustment request.

The servicer is also authorized under the financing order to file an advice filing at any time coincident with or following a decision approving SCE’s base rates to alter the GRC allocation factors for each FRC consumer class consistent with such base rate case or related proceeding. We refer to such an adjustment herein as an allocation factor non-routine true-up adjustment. An allocation factor non-routine true-up adjustment advice letter must be filed at least sixty days before the proposed effective date. The California commission has committed in the financing order to provide a negative or affirmative response within twenty days of the submission of the routine annual true-up adjustment filing. Any protest, review or correction of an allocation factor non-routine true-up adjustment advice filing will be limited to the correction of mathematical errors, provided that the California commission may delay the effective date for up to thirty days so that a correction may be made. During such thirty-day period, fixed recovery charges would continue to be imposed at the levels established in connection with the last annual or other routine true-up adjustment advice filing.

The servicer is also authorized under the financing order to seek a non-routine true-up at any time to revise the logic of the methodology approved in the financing order to determine the fixed recovery charges. We refer to such an adjustment as an other factor non-routine true-up adjustment. An other factor non-routine true-up adjustment advice filing must be filed with the California commission at least ninety days prior to the effective date specified therein. In connection with an other factor non-routine true-up adjustment, the energy division of the California commission will have the opportunity to prepare a resolution that adopts, modifies or rejects the changes to the methodology proposed by the servicer. If the California commission adopts a resolution adopting, modifying or rejecting an other factor non-routine true-up adjustment advice filing prior to the effective date requested in such other factor non-routine true-up adjustment advice filing, the request will become effective on the effective date specified in the other factor non-routine true-up adjustment advice filing. Under the servicing agreement, an other factor non-routine true-up adjustment may not be requested unless the rating agency condition will be satisfied prior to the adjustment going into effect.

The Initial Fixed Recovery Charges

The initial fixed recovery charges will be determined and approved by the California commission as part of the issuance advice letter process described below. Please read “SCE’s Financing Order—Issuance Advice Letter” in this prospectus. As of                     , the approximate initial fixed recovery charge for an average 1000 kWh residential customer will be $         per month. The fixed recovery charges will become effective on the date specified in the issuance advice letter, provided that the fixed recovery charges will not be included on customer bills sooner than April 2021 or fourteen weeks after closing of the bonds, whichever date is sooner, and will be subject to periodic true-up as described below. This delay will enable SCE to implement the necessary adjustments to its billing process.

Partial Payments of the Fixed Recovery Charges will be Pro-rated

The financing order provides that, if a customer pays only a portion of its bill, a pro-rata amount of such payment will be allocated to the payment of fixed recovery charges, based on the amount of the fixed recovery charges billed to all charges billed to such customer. The portion owed in respect of fixed recovery charges may be further allocated among different series of recovery bonds, including the bonds, issued pursuant to a financing order to SCE by the California commission, based upon the fixed recovery charges billed with respect to each such series of nuclear asset-recovery bonds. Please read “—Additional Bonds” in this prospectus.

Issuance Advice Letter

Within one business day after the pricing date of the bonds, SCE is required to file with the California commission an issuance advice letter, which will:

•	identify the recovery property to be sold to us,

•	evidence the final terms on which the bonds will be issued,

•	show the actual dollar amount of the fixed recovery charges relating to the bonds for each FRC consumer class, and

•	identify us.

The financing order provides that the issuance advice letter will be automatically approved and become effective at noon on the fourth business day after pricing unless before noon on the fourth business day after pricing the California commission issued an order finding that the proposed issuance does not comply with the financing order.

Servicing Agreement

In the financing order, the California commission authorized SCE, as the servicer, to enter into the servicing agreement described under “The Servicing Agreement” in this prospectus. Fixed recovery charges will be collected by SCE from customers as part of its normal collection activities. Fixed recovery charges will be deposited by SCE into the collection account under the terms of the indenture, the series supplement and the servicing agreement. Estimated fixed recovery charge collections will be remitted to the trustee on each business day. The estimated payments made by SCE will be based on daily billed amounts and the average number of days customer bills remain outstanding (ADO). Estimated fixed recovery charge collections will be reconciled with actual fixed recovery charge collections, which, provided no servicer default has occurred and is continuing, may be based on estimated actual fixed recovery charge collections, which collections will be adjusted for ADO during the applicable reconciliation period, at least semi-annually. Please read “The Servicing Agreement—Remittances to Collection Account” in this prospectus.

Additional Bonds

The Securitization Law permits SCE, upon receipt of an additional financing order (each, an additional financing order) to finance recovery costs through the issuance of other recovery bonds (additional recovery bonds) issued pursuant to a separate financing order and secured by separate recover property. In its application for the financing order, SCE stated its intention to seek additional financing orders from the California commission under the Securitization Law to approve the recovery of an additional $1.2 billion of recovery costs through the issuance of additional recovery bonds.

In addition, SCE may seek additional financing orders to recover additional recovery costs or other costs. Please read “Risk Factors—Other Risks Associated with an Investment in the Bonds—SCE intends to cause the creation of additional recovery property and the issuance of additional recovery bonds through other affiliated entities and may issue other bonds secured by a nonbypassable charge on customers which may cause a delay in the payment of the bonds” in this prospectus. The financing order provides that, in the event additional recovery bonds or any similar bonds are issued by an affiliate of SCE or similar special purpose entities on behalf of SCE, the fixed recovery charges or similar nonbypassable charges should be allocated ratably between the trustee and other bond trustees for each series of additional recovery bonds or similar bonds. In addition, SCE has covenanted in the sale agreement that it will not sell recovery property or property comparable to the recovery property unless, among other conditions, the rating agency condition is satisfied and until it has entered into an intercreditor agreement described in “Security for the Bonds—Intercreditor Agreement” in this prospectus. Please read “The Sale Agreement—Covenants of the Seller” in this prospectus.

THE DEPOSITOR, SELLER, INITIAL SERVICER AND SPONSOR

General

SCE will be the depositor, seller and initial servicer of the recovery property securing the bonds, and will be the sponsor of the securitization in which bonds covered by this prospectus are issued.

SCE is an investor-owned public utility, organized under California law, primarily engaged in the business of supplying and delivering electricity through SCE’s electrical infrastructure to an approximately 50,000 square-mile area of southern California, excluding the City of Los Angeles and certain other cities. At September 30, 2020, SCE provided transmission and distribution service of electric power to 5.174 million retail consumers and, for the twelve months ended September 30, 2020, its total operating revenue was derived as follows:    % commercial customers,     % residential customers,    % industrial customers,    % public authorities,    % agricultural and other, and    % other operating revenue. SCE is an operating subsidiary of Edison International, a parent holding company based in Rosemead, California. The bonds do not constitute a debt, liability or other legal obligation of SCE or Edison International

Community Choice Aggregation, Direct Access and Departing Load

Customers within SCE’s service territory may purchase their energy from certain other energy suppliers. In 2002, California Assembly Bill 117 was signed into law, allowing cities and counties to form CCAs. Community choice aggregation is a program that allows cities, counties, other California public agencies and Joint Power Authorities to procure electricity for customers located within the city or county or public agency’s jurisdictional area, including within SCE’s service territory. Customers not wishing to participate must opt out. As of year-end 2019, SCE had six CCAs serving customers in its service territory that represent less than 20% of SCE’s total service load. One CCA significantly expanded in 2019 and approximately six new or expanded CCAs have been approved by the CPUC to serve customers in 2020. Based on recent load statistics, SCE anticipates that direct access and CCA load will be approximately 35% of its total service load by the end of 2020. When customers are served by a CCA, SCE continues to be responsible for the transmission and distribution of the electricity, as well as metering and billing and consumers must pay the fixed recovery charges on all electricity consumption

California law also provides limited opportunities for customers in SCE’s service territory to choose to purchase power directly from an ESP or a Community Aggregator (which do not include CCAs). A limited, phased-in partial reopening of direct access for nonresidential customers was authorized in 2010, and an additional limited partial reopening of direct access was authorized in 2018. During 2019, an average of 27,244 customers, consuming 16,130,611 MWh of electricity, took service on direct access. SCE’s forecasts of electricity demand assume that the limitations on direct access (described below as the DA cap) will be increased from and after 2021. Please read “The Depositor, Seller, Initial Servicer and Sponsor—Forecasting Electricity Consumption” in this prospectus. As with the CCAs, when a customer who previously took bundled service from SCE converts to taking procurement service from an ESP or Community Aggregator, SCE remains that customer’s transmission and distribution provider and customers must pay the fixed recovery charges on all electric consumption.

Other forms of departing load (DL) include customer generation, and load that departs SCE service entirely to take electricity service from a publicly owned utility or a tribal utility. Please read “—Municipalization; Municipal Departing Load” in this prospectus.

Another form of departing load include customer generation. Under current CPUC decisions, DL customers taking NEM service with solar generation are billed on a net-metered basis. Pursuant to the financing order, and in accordance with SCE’s existing tariffs, fixed recovery charges will be imposed only on each kilowatt-hour of electricity that is imported from the SCE net of exports in each metered interval. Under SCE’s current tariffs, DL customers who self-generate using generation facilities which do not qualify for NEM but which interconnect to and operate in parallel with SCE’s electric system must also pay the fixed recovery charges based on metered consumption, or if metered consumption is not available, then estimated based on historical load, and also pay the fixed recovery charges on electric service they receive from SCE when the customer’s load is not served by the customer’s generation facility (i.e., in a partial or complete outage of the generation facility).

Under SCE’s existing tariff applicable to customer generation departing load, customers are not subject to a departing load charge in certain circumstances, including when the customer physically disconnects from SCE’s grid, when customers experience changes in usage in the normal course of business, and customers whose load is served from a back-up unit during certain emergency conditions.

Pursuant to the financing order, SCE is required to utilize DL tariffs existing as of the effective date of the financing order to determine the consumption on which fixed recovery charges will be imposed on DL customers. Current departing load tariffs do not apply to customers who disconnect entirely from SCE’s grid. However, the financing order requires that the fixed recovery charges be paid by such disconnected customers using the same methodology as that applied to other DL customers under existing DL tariffs.

SCE Retail Consumer Base and Electric Energy Consumption

SCE’s retail consumer base currently consists of thirteen revenue reporting rate classes, referred to herein as FRC consumer classes: Residential Domestic (Non-CARE), Residential Domestic (FERA), Res/Dom Income Qualified (CARE), Small C&I (<20 kW), Medium C&I (20 kW-200 kW), Medium C&I (200 kW-500 kW), Traffic Control, Large C&I (Sec), Large C&I (Pri), Large C&I (Sub), Small Ag & Pump (<200 kW), Large Ag & Pump (>200 kW), Street/Area Lighting. Under the Securitization Law, the Residential Domestic (FERA) and Res/Dom Income Qualified (CARE) are exempt from paying the fixed recovery charges and the costs associated with these groups is allocated to the remaining FRC consumer classes.

The following tables show the electricity delivered to retail consumers, electric delivery revenues and number of retail consumers at distribution voltage for each of the thirteen revenue reporting rate classes for 2019 and each of the four preceding years. There can be no assurances that the retail electricity sales, retail electric revenues and number of retail consumers or the composition of any of the foregoing will remain at or near the levels reflected in the following tables.

Electricity Delivered to Retail Consumers, Electric Delivery Revenues and Retail Consumers Retail Electric Usage (As Measured by Billed GWh Sales) by FRC Consumer Class and Percentage Composition(1)
FRC Consumer Group	2015		2016		2017		2018		2019
Residential Domestic (Non-CARE)	21,421	24.9%	21,151	25.1%	21,743	25.8%	21,337	25.5%	20,830	25.7%
Small C&I (<20 kW)	5,978	6.9%	5,929	7.0%	5,948	7.1%	5,888	7.0%	5,812	7.2%
Traffic Control	61	0.1%	60	0.1%	59	0.1%	59	0.1%	58	0.1%
Medium C&I (20 kW-200 kW)	14,757	17.1%	14,491	17.2%	14,534	17.2%	14,311	17.1%	13,934	17.2%
Medium C&I (200 kW-500 kW)	8,513	9.9%	8,224	9.7%	8,098	9.6%	7,971	9.5%	7,751	9.5%
Large C&I (Sec)	8,613	10.0%	8,547	10.1%	8,392	10.0%	8,419	10.1%	8,147	10.0%
Large C&I (Pri)	6,349	7.4%	6,300	7.5%	6,248	7.4%	6,059	7.2%	6,044	7.4%
Large C&I (Sub)	8,480	9.9%	8,373	9.9%	8,465	10.0%	8,713	10.4%	8,585	10.6%
Small Ag & Pump (< 200 kW)	2,086	2.4%	1,944	2.3%	1,672	2.00%	1,860	2.2%	1,573	1.9%
Large Ag & Pump (>200 kW)	1,386	1.6%	1,417	1.7%	1,346	1.6%	1,417	1.7%	1,350	1.7%
Street/Area Lighting	724	0.8%	717	0.9%	706	0.8%	654	0.8%	603	0.7%
Residential Domestic (CARE)	7,684	8.9%	7,247	8.6%	7,093	8.4%	6,990	8.4%	6,498	8.00%
Aggregate	86,051	100.0%	84,400	100.0%	84,305	100.0%	83,678	100.0%	81,184	100.0%

(1)	Amounts may not recalculate due to rounding.

Revenue by FRC Consumer Class(1)
(dollars in thousands)
FRC Consumer Class	2015	2016	2017	2018	2019
Residential Domestic (Non-CARE)	$4,959,830	$4,728,492	$5,005,011	$4,950,925	$4,588,212
Traffic Control	11,389	10,581	10,578	10,697	10,089
Small C&I (<20 kW)	1,061,527	935,409	981,376	985,621	919,475
Medium C&I (20 kW-200 kW)	2,373,853	2,157,363	2,295,135	2,277,883	2,101,306
Medium C&I (200 kW-500 kW)	1,163,846	1,030,166	1,076,196	1,060,124	975,267
Large C&I (Sec)	1,089,992	942,749	1,002,618	1,007,444	931,011
Large C&I (Pri)	679,913	583,332	632,203	619,684	596,660
Large C&I (Sub)	626,480	408,451	518,942	547,302	553,596
Small Ag & Pump (<200 kW)	296,683	250,506	234,891	262,860	218,627
Large Ag & Pump (>200 kW)	161,945	147,912	150,941	159,419	151,261
Street/Area Lighting	135,971	127,165	127,464	119,012	111,334

Total	$12,561,429	$11,322,125	$12,035,355	$12,000,969	$11,156,837

(1)	Amounts may not recalculate due to rounding.

Number of Average Metered Retail Electric Consumers(1)
FRC Consumer Class	2015	2016	2017	2018	2019
Residential Domestic (Non-CARE)	4,326,967	4,353,680	4,381,765	4,412,702	4,439,672
Small C&I (<20 kW)	509,488	510,979	513,118	515,148	517,696
Traffic Control	15,680	15,749	15,846	15,956	15,991
Medium C&I (20 kW-200 kW)	92,482	93,260	93,274	92,984	92,239
Medium C&I (200 kW-500 kW)	7,935	7,974	7,896	7,826	7,468
Large C&I (Sec)	2,516	2,547	2,514	2,510	2,380
Large C&I (Pri)	816	809	802	789	763
Large C&I (Sub)	247	249	246	241	237
Small Ag & Pump (<200 kW)	23,601	23,536	21,121	23,576	22,868
Large Ag & Pump (>200 kW)	1,624	1,648	1,536	1,587	1,572
Street/Area Lighting	38,541	38,762	33,656	38,556	38,447

Total	5,019,897	5,049,192	5,071,773	5,111,876	5,139,331

(1)	Amounts may not recalculate due to rounding.

Forecasting Electricity Consumption

SCE develops retail electricity sales forecasts at least once a year and does limited updates to reflect bundled load migration and other minor changes more often for regulatory filings. SCE most recently updated its retail sales forecast in May 2020 to account for the impacts of the COVID-19 pandemic and is in the process of updating the bundled forecast for the CPUC in connection with the approval of SCE’s revenue requirement for calendar year 2021. SCE is currently forecasting a decrease in bundled sales of approximately 10% in calendar year 2021, due largely to CCA departures and other conditions (such as COVID-19).

SCE develops econometric models to forecast electricity sales for the residential, commercial, industrial, government, and agricultural market segments. These forecasts will be used to calculate the fixed recovery charges for any given period, in order to determine the revenue required to meet the expected sinking fund schedules for the bonds.

For the residential sector, electricity consumption is modeled as a function of electricity prices, cooling and heating degree days, and metro economic output. The commercial sector is modeled as a function of electricity prices, cooling and heating degree days, and regional economic output for SCE’s service territory. Electricity usage for the industrial sector is modeled as a function of cooling degree days and electricity prices. Government electric usage is modeled as a function of cooling degree days, electricity prices, and government employment in

SCE’s service territory. Finally, agricultural usage is projected using San Joaquin Valley river runoff from the Eastern Sierra Mountains and regional economic output for SCE’s service territory. Forecasted weather-related drivers assume normal weather conditions. Thirty-year averages for such weather drivers as heating and cooling degree-days, and rainfall are employed in developing the sales forecast.

SCE’s electricity demand forecast models have been in use in their current form for more than five years and have undergone extensive review by the CPUC and the California Energy Commission, respectively. Each year SCE updates these models with the most recent recorded data, and conducts testing to ensure that model statistics meet the highest standards possible.

SCE’s forecast reflects the lifting of the existing direct access cap (DA cap) starting in 2021, including a partial increase in the DA cap in 2021. This assumption will be adjusted at the end of 2020 as more information about likely DA increases under the expanded cap become available. As discussed above, SCE has had various CCAs form and become operational, which resulted in departing load starting in May 2015 and continuing. To account for this departing CCA load, SCE will, beginning in 2022, incorporate a probabilistic model to produce a Monte Carlo simulation to forecast additional CCA load departure. SCE has incorporated its best estimate of the departing CCA load to this forecast based on the best information SCE had received at the time that this forecast was made. As a result, SCE’s bundled sales growth in the current forecast has been reduced relative to retail sales growth as compared to earlier forecasts.

The table below shows energy forecasts and variances from the forecast for the five years 2015-2019. SCE most recently updated sales forecast in May 2020 to account for the impacts of the COVID-19 pandemic and estimates that 2020 deliveries will be lower than its 2020 projections by approximately 3.0%.

Annual Forecast Variance For Ultimate Electric Delivery (GWh)
	2015	2016	2017	2018	2019
Forecast	84,600	85,600	83,400	81,700	80,300
Actual	86,100	84,400	84,300	83,700	81,200
Variance (%)	-1.7%	1.4%	-1.1%	-2.4%	-1.1%

Variances among the FRC consumer classes, which are used to allocate payment responsibility for the bonds, may differ from the variances shown above, as the classifications relate to distribution voltage only.

Billing and Collections

In 2019, SCE received approximately 75% of total bill payments electronically, through means such as electronic funds transfer, electronic data interchange, and online and credit card payments. Approximately 19% of bill payments were received via U.S. Mail and the remaining 6% were received through Authorized Payment Agencies (walk in payments).

If a customer (residential or commercial) does not pay their bill on time, SCE applies a LPC except for CARE customers, who are not subject to the LPC. For residential customers, SCE mails a 15-day overdue notice and a subsequent 48-hour (Disconnect) notice. SCE makes a reasonable attempt to contact an adult person residing at the customer’s residence at least 24 hours prior to termination of service. For small commercial accounts, a five-day overdue notice is mailed if payment is not received when due and a LPC is charged. A 48-hour disconnect notice is also provided prior to disconnection of service or small commercial customers. All other commercial accounts receive a five-day overdue notice and although not required, these commercial customers may also be provided with a 48-hour disconnect notice prior to disconnection of service.

For residential and non-residential customers, a closing bill including all unpaid amounts is generally issued within three to ten days of service termination. Once the closing bill is issued, a closing bill notice is mailed if the balance remains unpaid 30 days after issuance of the closing bill. If amounts remain outstanding after 60 days, a letter is mailed to customers advising them of a potential placement with credit bureaus. Accounts are placed with credit bureaus at day 90. Under current policies, unpaid closed account balances are written off 180 days after the final bill is issued. The unpaid balance may be referred to a collection agency 185 days after the account closes and remains with the agency for six months.

Generally, service may be disconnected if payment is not received after all notifications have been provided. Please read “—COVID-19 Customer Protections” below for current measure restricting SCE’s ability to disconnect customers for non-payment. The California commission adopted certain additional regulations relating to disconnection that would make permanent certain of the provisions of the temporary protections enacted in connection with the COVID-19 pandemic which may make extend the time it takes to complete the process of disconnecting customers for nonpayment.

Before restoring service that has been shut-off for non-payment, SCE has the right to require the payment of the past due amount, a reconnection fee, and a deposit, if applicable.

Credit Policy

Under California law and CPUC regulatory guidelines, SCE is obligated to provide service to electricity customers in its service territory regardless of their creditworthiness.

Certain accounts are secured with deposits or guarantees to reduce losses. Since the vast majority of customers pay their bills within the allotted time, it is not necessary to require deposits from all customers. Specific criteria have been developed for establishing credit. These criteria are based on multiple factors, including prior service, payment history, or external credit score.

In June 2020, the CPUC issued a decision that prohibits investor-owned utilities, such as SCE, from collecting deposits from residential customers for the establishment and reestablishment of service. Therefore, SCE will not secure any new residential customer accounts, or those reconnected after June 11, 2020 after a service disconnection for non-payment.

Non-residential customers may establish credit by depositing cash equal to twice the highest monthly electric charge or furnishing a satisfactory guarantor, or other credit support such as a surety bond, a certificate of deposit or an irrevocable letter of credit.

SCE may change its credit and collections policies from time to time.

COVID-19 Customer Protections

Effective March 2020, SCE implemented various protections for residential and small businesses customers as ordered by the CPUC. These protections include:

•	Cessation of all service disconnections for non-payment;

•	Payment arrangements for a period of up to 12 months; and

•	Suspension of the collection of establishment and re-establishment of credit deposits.

These protections will remain in effect until April 16, 2021, or until the COVID-19 customer protections are lifted, except those made permanent or extended by Decision 20-06-003, issued by the California commission in June 2020.

In addition to the above mandated protections, SCE suspended the assessment of LPCs, mailing of disconnect notices, and mailing of commercial overdue notices.

Loss Experience

The following table sets forth information relating to SCE’s annual net write-offs as a percentage of billed revenue for its retail customers for the five years ending December 31, 2015 through 2019:

Net Write-Offs as a Percentage of Billed Revenues (dollars in thousands)
	2015	2016	2017	2018	2019
Billed Electric Revenues ($000)	$12,561,430	$11,322,125	$12,035,355	$12,000,969	$11,156,837
Net Write-Offs ($000)	$26,580	$22,751	$17,309	$21,307	$18,062
Percentage of Billed Revenue*	0.21%	0.20%	0.14%	0.18%	0.16%
* Revenue included in calculation of ratio does not include CCA revenue.

The net write-offs as a percentage of billed revenue for its retail customers for the first six months of 2019 and 2020 was 0.17% and 0.16%, respectively.

Days Sales Outstanding

The following table sets forth information relating to the average number of days retail customer electricity bills remained outstanding for the five years ending December 31, 2015 through 2019:

Average Days Sales Outstanding
	2015	2016	2017	2018	2019
Average Days Sales Outstanding	18.0	16.6	18.3	17.2	16.4

The average days sales outstanding for June 2019 compared to the average days sales outstanding for June 2020 increased from 16.8 days to 17.6 days, or a 4.8% increase reflecting the impact of COVID-19, including customer impacts and implementation of the California commission disconnection policies.

Delinquencies

The following table sets forth information relating to the delinquencies as a percentage of total billed revenues for all classes of customers on December 31st of years 2015 to 2019. Payments are aged when the following month’s bill is rendered.

Delinquencies as a Percentage of Total Billed Revenues
	2015	2016	2017	2018	2019
20-30 days	0.49%	0.52%	0.49%	0.47%	0.60%
31-60 days	0.50%	0.53%	0.50%	0.50%	0.60%
61-90 days	0.18%	0.14%	0.15%	0.15%	0.19%
91+days	0.25%	0.23%	0.22%	0.25%	0.33%
Total	1.43%	1.41%	1.36%	1.36%	1.71%

Municipalization; Municipal Departing Load

California law may authorize certain local municipalities to seek to acquire portions of SCE’s electric distribution facilities through the power of eminent domain for use as part of municipally-owned utility systems and serve customers with those facilities. Additionally, local municipalities may extend their own facilities to take over service of customers located within their jurisdictional areas which overlap with SCE’s service territory. Moreover, tribal governments may operate their own utilities and, from time to time, may assert the right to acquire SCE’s facilities located within the borders of tribal land through the power of eminent domain. These circumstances involve what is referred to in the tariffs as Municipal DL, where the affected customers are no longer interconnected with SCE’s electric facilities. As the date of this prospectus, we are not aware of any local municipality or tribe which is actively seeking or threatening to acquire portions of SCE’s electric distribution system.

The Securitization Law provides that the fixed recovery charges must be paid by all existing and future customers within SCE’s service territory as it existed on the date of the financing order. The financing order provides that consumers that no longer take transmission and distribution retail service or that depart or reduce SCE service after the date of the financing order, or that meet relevant criteria in the applicable departing load tariff, will be treated as DL customers using applicable tariffs for DL customers, will be subject to pay the fixed recovery charges, and shall pay the fixed recovery charges using an approach that is consistent with the method currently in place for calculation of Municipal DL obligations. SCE’s Municipal DL tariffs provide for calculation of certain nonbypassable charges based on consumption as metered or estimated. Historically, SCE has administered these tariffs by reaching agreement with the Municipal DL customer or the local municipality serving the Municipal DL customer for the payment of one or more lump sums based on a mutually acceptable estimate of the Municipal DL customer’s nonbypassable cost obligations, including the fixed recovery charges. If such agreements relating to Municipal DL are, however, reached, the payments allocable to the fixed recovery charges will constitute recovery property.

The Securitization Law also specifies that any successor to an electric utility shall perform and satisfy all obligations of the electric utility pursuant to the Securitization Law, including collecting and paying to the bondholders revenues arising with respect to the recovery property. In the servicing agreement, SCE will covenant to assert in an appropriate forum that any municipality that acquires any portion of SCE’s electric distribution facilities must be treated as a successor to SCE under the Securitization Law and the financing order and that retail customers in such municipalities remain responsible for payment of fixed recovery charges.

In the financing order, the California commission has committed, in furtherance of the State pledge, in connection with any Commission proceeding to review the municipalization of SCE facilities by an entity that does not set retail rates subject to the California commission, to establish conditions to the approval of such municipalization transaction by the California commission which either (a) establish procedures to ensure that such entity will continue to bill and collect fixed recovery charges from customers and remit such collections to SCE or a new servicer for the bonds or (b) ensure the upfront funding of the fixed recovery charges that would otherwise be paid by customers where rate payment would be affected by the ownership change. Any such upfront funding would constitute recovery property pledged to the payment of the recovery bonds.

Successors

California law also provides the merger, acquisition or control of SCE, either directly or indirectly, by any person or corporation must be approved by the California commission. The Securitization Law specifies that any successor to an electric utility shall perform and satisfy all obligations of the electric utility pursuant to the Securitization Law, including collecting and paying to the bondholders revenues arising with respect to the recovery property. Further, the financing order states that it is binding on SCE and any successor to SCE that provides electric distribution service directly to consumers of electricity within SCE’s service territory. In the servicing agreement, SCE has covenanted to assert in an appropriate forum that any person or corporation that merges with, acquires or controls SCE directly or indirectly must be treated as a successor to SCE under the Securitization Law and the financing order and that customers remain responsible for payment of fixed recovery charges.

Prior Securitizations

SCE has previously served as sponsor and servicer in the issuance of $2,463,000,000 original aggregate principal amount of rate reduction certificates by the California Infrastructure and Economic Development Bank, issued on December 11, 1997 (the 1997 rate reduction certificates), issued to permit SCE to recover certain stranded costs associated with the restructuring of the electric utility industry in California.

The underlying structure of the 1997 certificates is comparable to the underlying structure of the bonds, with the exception of the use of an issuer created by the State of California, in that SCE, pursuant to the authority granted by the California commission in a financing order that created property, namely, the right to impose, bill and receive the charges to another entity, and each such entity financed the purchase of the property through the issuance of indebtedness. The charges were included on the bills of SCE’s customers, collected via SCE’s bills, and the revenues related to such charges were remitted to the trustee for such rate reduction certificates to make payments on the certificates.

In the prior transaction, SCE serviced the charges authorized by an order of the California commission that were subject to regular and periodic true-up adjustments following similar processes as in the current transaction, including filing with and review and approval by the California commission. In addition, SCE services “nonbypassable charges” on behalf of the California Department of Water Resources to support bonds issued to finance power purchase costs during the State of California’s energy crisis in 2000 and 2001. In servicing the recovery property, SCE will draw upon its prior servicing experience with the 1997 rate reduction certificates and the charges it collects on behalf of the California Department of Water Resources, each similar to the fixed recovery charges, and in calculating and implementing rates and charges under various cost recovery clauses and billing those amounts to customers as a result of the prior transactions.

Beyond its experience serving stranded cost recovery charges in connection with the 1997 rate reduction certificates, SCE has a long history of collecting charges from its customers and allocating them accordingly. SCE has over 110 years of experience in collecting charges from its customers, which it will be doing on our behalf, as initial servicer of the recovery property.

Where to Find Information About SCE

SCE files periodic reports with the SEC as required by the Exchange Act. SCE makes available at www.edisoninvestor.com: Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, Proxy Statements and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act, as soon as reasonably practicable after SCE electronically files such material with, or furnishes it to, the SEC. Such reports are also available on the SEC’s website at http://www.sec.gov. No information contained on that website (other than the materials specifically incorporated by reference herein) constitutes part of this prospectus related to the bonds.

SCE RECOVERY FUNDING LLC, THE ISSUING ENTITY

We are a special purpose limited liability company formed under the Delaware Limited Liability Company Act pursuant to a limited liability company agreement executed by our sole member, SCE, and the filing of a certificate of formation with the Secretary of the State of Delaware. Our limited liability company agreement restricts us from engaging in activities other than those described in this section. We do not have any employees, but we will pay our member for out-of-pocket expenses incurred by the member in connection with its services to us in accordance with our limited liability company agreement. We have summarized selected provisions of our limited liability company agreement below, a copy of which has been filed as an exhibit to the registration statement of which this prospectus is a part. On the date of issuance of the bonds, our capital will be equal to 0.5% of the principal amount of such bonds issued or such other amount as may allow the bonds to achieve the desired security rating and treat the bonds as debt under applicable guidance issued by the Internal Revenue Service, which we also refer to as the IRS.

As of the date of this prospectus, we have not carried on any business activities and have no operating history.

Our assets will consist of:

•	the recovery property,

•	our rights under the sale agreement and under the administration agreement,

•	our rights under the servicing agreement and any subservicing, agency, administration, intercreditor or collection agreements executed in connection with such servicing agreement,

•	the collection account and all subaccounts of such collection account,

•	our rights in all deposits, guarantees, surety bonds, letters of credit and other forms of credit support provided by or on behalf of ESPs pursuant to the financing order or a tariff,

•	all present and future claims, demands, causes and choses in action in respect of any or all of the foregoing, and

•	all payments on or under and all proceeds in respect of any or all of the foregoing.

The indenture provides that the recovery property, as well as our other assets, will be pledged by us to the trustee to secure our obligations in respect of the bonds. Pursuant to the indenture, the collected fixed recovery charges remitted to the trustee by the servicer must be used to pay principal and interest on the bonds and our other obligations specified in the indenture.

Restricted Purpose

We have been created for the sole purpose of:

•	purchasing, owning, administering and servicing the recovery property and the other collateral;

•	issuing and registering the bonds;

•	making payment on the bonds;

•	distributing amounts released to us;

•	managing, selling, assigning, pledging, collecting amounts due on, or otherwise dealing with the recovery property and the other bond collateral and related assets;

•	negotiating, executing, assuming and performing our obligations under the basic documents;

•	pledging our interest in the recovery property and other collateral to the trustee under the indenture in order to secure the bonds; and

•	performing other activities that are necessary, suitable or convenient to accomplish these purposes.

Our limited liability company agreement does not permit us to engage in any activities not directly related to these purposes, including issuing securities (other than the bonds), borrowing money or making loans to other persons. The list of permitted activities set forth in our limited liability company agreement may not be altered, amended or repealed without the affirmative vote of a majority of our managers, which vote must include the affirmative vote of our independent manager(s). Our limited liability company agreement and the indenture will prohibit us from issuing any recovery bonds (as such term is defined in the Securitization Law) other than the bonds that we will offer pursuant to this prospectus.

Our Relationship with SCE

On the issue date for the bonds, SCE will sell recovery property to us pursuant to a sale agreement between us and SCE. SCE will service the recovery property pursuant to a servicing agreement between us and SCE and will provide administrative services to us pursuant to an administration agreement between us and SCE.

Our Management

Pursuant to our limited liability company agreement, our business will be managed by three or more managers, of whom at least one of whom will be an independent manager, in each case appointed from time to time by SCE or, in the event that SCE transfers its interest in us, by our owner or owners. Following the initial issuance of bonds, we will have at least one independent manager, who among other things, must be a natural person who, for the five-year period prior to his or her appointment as an independent manager has not been and during the continuation of his or her service as independent manager is not:

•

Our employee, director, stockholder, manager, partner, agent, consultant, attorney, accountant, advisor or officer or an employee, director, manager, stockholder, partner, agent, consultant, attorney, accountant, advisor or officer of any of our affiliates, other than his or her service as independent manager;

•

Our creditor or supplier, or a creditor, service provider or supplier of any of its affiliates, except that an independent manager may be an employee of a supplier of corporate related services to us or any of our affiliates; or

•	Any member of the immediate family of a person described in either of the above bullets.

SCE, as our sole member, will appoint the independent managers prior to the issuance of the bonds. None of our managers or officers has been involved in any legal proceedings which are specified in Item 401(f) of the SEC’s Regulation S-K. None of our managers or officers beneficially own any equity interest in us.

The following is a list of our managers as of the date of this prospectus:

Name	Age	Title	Background
William (“Tres”) M. Petmecky III	51	Manager	Senior Vice President and Chief Financial Officer, SCE. From September 2014 to September 2016, Tres was Vice President and Treasurer of SCE. In September 2016, Tres was promoted to Senior Vice President and Chief Financial Officer.

Natalia Woodward	52	Manager	Vice President and Treasurer, SCE. From March 2015 to February 2016, Natalia Woodward was Director of Risk Management. She returned to SCE in October 2016 as Director of Financial Planning & Analysis and in October 2019, Natalia was promoted to Vice President & Treasurer.

Sean L. Emerick	55	Independent Manager	Director, Special Services, CT Corporation System. From 2007 to 2011, Sean was the Vice President and General Manager of NRAI Corporate Services. From 2011 to 2014 he was Regional Service Manager, Special Services for CT Corporation. Sean has been a Director, Special Services for CT Corporation from 2014 to present.

Manager Fees and Limitation on Liabilities

We have not paid any compensation to any manager since we were formed. We will not compensate our managers, other than the independent manager, for their services on our behalf. We will pay the annual fees of the independent manager from our revenues and will reimburse them for reasonable expenses. These expenses include the reasonable compensation, expenses and disbursements of the agents, representatives, experts and counsel that the independent managers may employ in connection with the exercise and performance of his or her rights and duties under our limited liability company agreement.

Our limited liability company agreement provides that to the extent permitted by law, the managers will not be personally liable for any of our debts, obligations or liabilities. Our limited liability company agreement further provides that, except as described below, to the fullest extent permitted by law, we will indemnify the managers against any liability incurred in connection with their services as managers for us if they acted in good faith and in a manner which they reasonably believed to be in or not opposed to our best interests. With respect to a criminal action, the managers will be indemnified unless they had reasonable cause to believe their conduct was unlawful. We will not indemnify the manager for any judgment, penalty, fine or other expense directly caused by their fraud, gross negligence or willful misconduct. In addition, unless ordered by a court, we will not indemnify the managers if a final adjudication establishes that their acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and were material to the cause of action. We will pay any indemnification amounts owed to the managers out of funds in the collection accounts, subject to the priority of payments described under “Security for the Bonds—How Funds in the Collection Account will be Allocated” in this prospectus.

We Are a Separate and Distinct Legal Entity from SCE

Under our limited liability company agreement, we may not file a voluntary petition for relief under the Bankruptcy Code, without the affirmative vote of our member and the affirmative vote of all of our managers, including the independent manager(s). SCE has agreed that it will not cause us to file a voluntary petition for relief under the Bankruptcy Code. Our limited liability company agreement requires us, except for financial reporting purposes (to the extent required by generally accepted accounting principles) and for federal income tax purposes, and, to the extent consistent with applicable state law, state income and franchise tax purposes, to maintain our existence separate from SCE including:

•	taking all necessary steps to continue our identity as a separate legal entity;

•	making it apparent to third persons that we are an entity with assets and liabilities distinct from those of SCE, other affiliates of SCE, the managers or any other person; and

•	making it apparent to third persons that, except for federal and certain other tax purposes, we are not a division of SCE or any of its affiliated entities or any other person.

Administration Agreement

SCE will, pursuant to an administration agreement between SCE and us, provide administrative services to us, including services relating to the preparation of financial statements, required filings with the SEC, any tax returns we might be required to file under applicable law, qualifications to do business, and minutes of our managers’ meetings. We will pay SCE a fixed fee of $                 per annum, payable in installments of $                 on each payment date for performing these services, plus we will reimburse SCE for all costs and expenses for services performed by unaffiliated third parties and actually incurred by SCE in performing such services described above.

DESCRIPTION OF THE BONDS

General

We have summarized below selected provisions of the indenture and the bonds. A form of the indenture and series supplement are filed as exhibits to the registration statement of which this prospectus forms a part. Please read “Where You Can Find More Information” in this prospectus.

The bonds are not a debt, liability or other obligation of the State of California, the California commission or of any political subdivision, governmental agency, authority or instrumentality of the State or California and do not represent an interest in or legal obligation of SCE or any of its affiliates, other than us. Neither SCE nor any of its affiliates will guarantee or insure the bonds. The financing order authorizing the issuance of the bonds does not constitute a pledge of the full faith and credit of the State of California or of any of its political subdivisions. The issuance of the bonds under the Securitization Law will not directly, indirectly or contingently obligate the State of California or any of its political subdivisions to levy or to pledge any form of taxation for the bonds or to make any appropriation for their payment.

We will issue the bonds and secure their payment under an indenture that we will enter into with The Bank of New York Mellon Trust Company, N.A., as trustee, referred to in this prospectus as the trustee. We will issue the bonds in minimum denominations of $100,000 and in integral multiples of $1,000 in excess thereof, except that we may issue one bond in each tranche in a smaller denomination. The initial principal balance, scheduled final payment date, final maturity date and interest rate for each tranche of the bonds are stated in the table below:

Tranche	Expected Weighted Average Life (Years)	Principal Amount Offered	Scheduled Final Payment Date	Final Maturity Date	Interest Rate
		$				%

*	Principal amounts are approximate and subject to change.

The scheduled final payment date for each tranche of the bonds is the date when the outstanding principal balance of that tranche will be reduced to zero if we make payments according to the expected sinking fund schedule for that tranche. The final maturity date for each tranche of bonds is the date when we are required to pay the entire remaining unpaid principal balance, if any, of all outstanding bonds of that tranche. The failure to pay principal of any tranche of bonds by the final maturity date for that tranche is an event of default, but the failure to pay principal of any tranche of bonds by the respective scheduled final payment date will not be an event of default. Please read “—Interest Payments” and “—Principal Payments” and “—Events of Default; Rights Upon Event of Default” in this prospectus.

Payment and Record Dates and Payment Sources

Beginning                , we will make payments of principal and interest on the bonds semi-annually on                 and                 of each year, or, if that day is not a business day, the following business day (each, a payment date). So long as the bonds are in book-entry form, on each payment date, we will make interest and principal payments to the persons who are the holders of record as of the business day immediately prior to that payment date, which is referred to herein as the record date. If we issue certificated bonds to beneficial owners of the bonds, the record date will be the last business day of the calendar month immediately preceding the payment date. On each payment date, we will pay amounts on outstanding bonds from amounts available in the collection account and the related subaccounts held by the trustee in the priority set forth under “Security for the Bonds—How Funds in the Collection Account Will Be Allocated” in this prospectus. These available amounts, which will include amounts collected by the servicer for us with respect to the fixed recovery charges, are described in greater detail under “Security for the Bonds—How Funds in the Collection Account will be Allocated” and “The Servicing Agreement—Remittances to Collection Account” in this prospectus.

Interest Payments

Interest on each tranche of bonds will accrue from and including the issue date to but excluding the first payment date, and thereafter from and including the previous payment date to but excluding the applicable payment date until the bonds have been paid in full, at the interest rate indicated on the cover of this prospectus and in the table above. Each of those periods is referred to as an interest accrual period. We will calculate interest on tranches of the bonds on the basis of a 360-day year of twelve 30-day months.

On each payment date, we will pay interest on each tranche of the bonds equal to the following amounts:

•	if there has been a payment default, any interest payable but unpaid on any prior payment date, together with interest on such unpaid interest, if any, and

•

accrued interest on the principal balance of each tranche of the bonds as of the close of business on the preceding payment date (or with respect to the initial payment date, the date of the original issuance of the bonds) after giving effect to all payments of principal made on the preceding payment date, if any.

We will pay interest on the bonds before we pay principal on the bonds. Interest payments will be made from collections of fixed recovery charges, including amounts available in the excess funds subaccount and, if necessary, the amounts available in the capital subaccount.

If there is a shortfall in the amounts available in the collection account to make interest payments on the bonds, the trustee will distribute interest pro rata to each tranche of bonds based on the amount of interest payable on each such outstanding tranche. Please read “Security for the Bonds—How Funds in the Collection Account will be Allocated” in this prospectus.

Principal Payments

On each payment date, we will pay principal of the bonds to the bondholders equal to the sum, without duplication, of:

•	the unpaid principal amount of any bond whose final maturity date is on that payment date, plus

•	the unpaid principal amount of any bond upon acceleration following an event of default relating to the bonds, plus

•	any overdue payments of principal, plus

•	any unpaid and previously scheduled payments of principal, plus

•	the principal scheduled to be paid on any bond on that payment date,

but only to the extent funds are available in the collection account after payment of certain of our fees and expenses and after payment of interest as described above under “—Interest Payments” in this prospectus. If the trustee receives insufficient collections of fixed recovery charges for any payment date, and amounts in the collection account (and the applicable subaccounts of the collection account) are not sufficient to make up the shortfall, principal of any tranche of bonds may be payable later than expected. Please read “Risk Factors—Other Risks Associated with an Investment in the Bonds” in this prospectus. To the extent funds are so available, we will make scheduled payments of principal of the bonds in the following order:

(1)	to the holders of the tranche bonds, until the principal balance of that tranche has been reduced to zero, and

(2)	to the holders of the tranche bonds, until the principal balance of that tranche has been reduced to zero.

However, on any payment date, unless an event of default has occurred and is continuing and the bonds have been declared due and payable, the trustee will make principal payments on the bonds only until the outstanding principal balances of those bonds have been reduced to the principal balances specified in the applicable expected sinking fund schedule for that payment date. Accordingly, principal of the bonds may be paid later, but not sooner, than reflected in the expected sinking fund schedule, except in the case of an acceleration. The entire unpaid principal balance of each tranche of the bonds will be due and payable on the final maturity date for that tranche. The failure to make a scheduled payment of principal on the bonds because there are not sufficient funds in the collection account does not constitute a default or an event of default under the indenture, except for the failure to pay in full the unpaid balance of any tranche upon the final maturity date for such tranche.

Unless the bonds have been accelerated following an event of default, any excess funds remaining in the collection account after payment of principal, interest, applicable fees and expenses and payments to the applicable subaccounts of the collection account will be retained in the excess funds subaccount until applied on a subsequent payment date.

If an event of default (other than a breach by the State of California of the State pledge) has occurred and is continuing, then the trustee or the holders of not less than a majority in principal amount of the bonds then outstanding may declare the bonds to be immediately due and payable, in which event the entire unpaid principal amount of the bonds will become due and payable. Please read “—Events of Default; Rights Upon Event of Default” in this prospectus. However, the nature of our business will result in payment of principal upon an acceleration of the bonds being made as funds become available. Please read “Risk Factors—Risks Associated With the Unusual Nature of the Recovery Property—Foreclosure of the trustee’s lien on the recovery property for the bonds might not be practical, and acceleration of the bonds before maturity might have little practical effect” and “Risk Factors—You may experience material payment delays or incur a loss on your investment in the bonds because the source of funds for payment is limited” in this prospectus.

If there is a shortfall in the amounts available to make principal payments on the bonds that are due and payable, including upon an acceleration following an event of default, the trustee will distribute principal from the collection account pro rata to each tranche of bonds based on the principal amount then due and payable on the payment date; and if there is a shortfall in the remaining amounts available to make principal payments on the bonds that are scheduled to be paid, the trustee will distribute principal from the collection account pro rata to each tranche of bonds based on the principal amount then scheduled to be paid on the payment date.

The expected sinking fund schedule below sets forth the corresponding principal payment that is scheduled to be made on each payment date for each tranche of the bonds from the issuance date to the scheduled final payment date. Similarly, the expected sinking fund schedule below sets forth the principal balance that is scheduled to remain outstanding on each payment date for each tranche of the bonds from the issuance date to the scheduled final payment date.

EXPECTED SINKING FUND SCHEDULE

Semi-Annual Payment Date

Total Payments

(1)	Terms are preliminary and subject to change.
(2)	Totals may not add up due to rounding.

We cannot assure you that the principal balance of any tranche of the bonds will be reduced at the rate indicated in the table above. The actual reduction in tranche principal balances may occur more slowly. The actual reduction in tranche principal balances will not occur more quickly than indicated in the above table, except in the case of acceleration due to an event of default under the indenture. The bonds will not be in default if principal is not paid as specified in the schedule above unless the principal of any tranche is not paid in full on or before the final maturity date of that tranche.

EXPECTED OUTSTANDING PRINCIPAL BALANCE PER TRANCHE

Semi-Annual Payment Date
Issuance Date	$

(1)	Terms are preliminary and subject to change.
(2)	Totals may not add up due to rounding.

On each payment date, the trustee will make principal payments to the extent the principal balance of each tranche of the bonds exceeds the amount indicated for that payment date in the table above and to the extent of funds available in the collection account after payment of certain of our fees and expenses and after payment of interest.

Distribution Following Acceleration

Upon an acceleration of the maturity of the bonds, the total outstanding principal balance of and interest accrued on the bonds will be payable, without regard to tranche. Although principal will be due and payable upon acceleration, the nature of our business will result in principal being paid as funds become available. Please read “Risk Factors—Risks Associated with the Unusual Nature of the Recovery Property—Foreclosure of the trustee’s lien on the recovery property for the bonds might not be practical, and acceleration of the bonds before maturity might have little practical effect” and “Risk Factors—You may experience material payment delays or incur a loss on your investment in the bonds because the source of funds for payment is limited” in this prospectus.

Optional Redemption

We may not voluntarily redeem any tranche of the bonds.

Payments on the Bonds

The trustee will pay on each payment date to the holders of each tranche of bonds, to the extent of available funds in the collection account, all payments of principal and interest then due. The trustee will make each payment other than the final payment with respect to any bonds to the holders of record of the bonds of the applicable tranche on the record date for that payment date. The trustee will make the final payment for each tranche of bonds, however, only upon presentation and surrender of the bonds of that tranche at the office or agency of the trustee specified in the notice given by the trustee of the final payment. The trustee will mail notice of the final payment to the bondholders no later than five days prior to the final payment date, specifying the date set for the final payment and the amount of the payment.

The failure to pay accrued interest on any payment date (even if the failure is caused by a shortfall in fixed recovery charges received) will result in an event of default for the bonds unless such failure is cured within five business days. Please read “—Events of Default; Rights Upon Event of Default” in this prospectus. Any interest not paid when due (plus interest on the defaulted interest at the applicable interest rate to the extent lawful) will be payable to the bondholders on a special record date. The special record date will be at least fifteen business days prior to the date on which the trustee is to make such special payment (a special payment date). We will fix any special record date and special payment date. At least 10 days before any special record date, the trustee will mail to each affected bondholder a notice that states the special record date, the special payment date and the amount of defaulted interest (plus interest on the defaulted interest) to be paid.

The entire unpaid principal amount of the bonds will be due and payable:

•	on the final maturity date,

•

if an event of default under the indenture occurs and is continuing and the trustee or the holders of a majority in principal amount of the bonds have declared the bonds to be immediately due and payable.

However, the nature of our business will result in payment of principal upon an acceleration of the bonds being made as funds become available. Please read “Risk Factors—Risks Associated with the Unusual Nature of the Recovery Property—Foreclosure of the trustee’s lien on the recovery property securing the bonds might not be practical, and acceleration of the bonds before maturity might have little practical effect” and “Risk Factors—You may experience material payment delays or incur a loss on your investment in the bonds because the source of funds for payment is limited” in this prospectus.

At the time, if any, we issue the bonds in the form of definitive bonds and not to DTC or its nominee, the trustee will make payments with respect to that tranche on a payment date or a special payment date by wire transfer to each holder of a definitive bond of the tranche of record on the applicable record date to an account maintained by the payee.

If any special payment date or other date specified for any payments to bondholders is not a business day, the trustee will make payments scheduled to be made on that special payment date or other date on the next succeeding business day and no interest will accrue upon the payment during the intervening period.

Fees and Expenses

As set forth in the table below, the issuing entity is obligated to pay fees to the servicer, the trustee, its independent managers and SCE as administrator. The following table illustrates this arrangement.

Recipient	Source of Payment	Fees and Expenses Payable
Servicer	Fixed recovery charge collections and investment earnings.	% of the initial principal balance of the bonds on an annualized basis (so long as servicer is SCE or an affiliate), plus expenses

Trustee	Fixed recovery charge collections and investment earnings.	$ per annum plus expenses

Independent Managers	Fixed recovery charge collections and investment earnings.	$2,500 per annum plus expenses

Administration Fee	Fixed recovery charge collections and investment earnings.	$ per annum plus expenses

The annual servicing fee payable to any servicer not affiliated with SCE shall not at any time exceed     % of the original principal amount of the bonds unless such higher rate is approved by the California commission.

Bonds Will Be Issued in Book-Entry Form

The bonds will be available to investors only in the form of book-entry bonds. You may hold your bonds through DTC in the United States, Clearstream Banking, Luxembourg, S.A., referred to as Clearstream, or Euroclear in Europe. You may hold your bonds directly with one of these systems if you are a participant in the system or indirectly through organizations that are participants.

The Role of DTC, Clearstream and Euroclear

Cede & Co., as nominee for DTC, will hold the global bond or bonds representing the bonds. Clearstream and Euroclear will hold omnibus positions on behalf of the Clearstream consumers and Euroclear participants, respectively, through consumers’ securities accounts in Clearstream’s and Euroclear’s names on the books of their respective depositaries. These depositaries will, in turn, hold these positions in consumers’ securities accounts in the depositaries’ names on the books of DTC.

The Function of DTC

DTC, the world’s largest securities depository, is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds and provides asset servicing for over 3.5 million issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues, and money market instruments (from over 100 countries) that DTC’s participants (direct participants) deposit with DTC. DTC also facilitates the post-trade settlement among direct participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between direct participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (DTCC). DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a direct participants, either directly or indirectly (indirect participants). The DTC Rules applicable to its Participants are on file with the SEC. More information about DTC can be found at www.dtcc.com and www.dtc.org.

The Function of Clearstream

Clearstream holds securities for its consumers and facilitates the clearance and settlement of securities transactions between Clearstream consumers through electronic book-entry changes in accounts of Clearstream consumers, thereby eliminating the need for physical movement of securities. Transactions may be settled by Clearstream in any of various currencies, including United States dollars. Clearstream provides to its consumers, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream also deals with domestic securities markets in various countries through established depositary and custodial relationships. Clearstream is registered as a bank in Luxembourg and therefore is subject to regulation by the Luxembourg Commission de Surveillance du Secteur Financier, which supervises Luxembourg banks. Clearstream’s consumers are world-wide financial institutions including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations, among others, and may include the underwriters of the bonds. Clearstream’s U.S. consumers are limited to securities brokers and dealers and banks. Clearstream has consumers located in various countries. Indirect access to Clearstream is also available to other institutions that clear through or maintain a custodial relationship with an account holder of Clearstream. Clearstream has established an electronic bridge with Euroclear to facilitate settlement of trades between Clearstream and Euroclear.

The Function of Euroclear

The Euroclear System was created in 1968 in Brussels. Euroclear holds securities and book-entry interests in securities for Euroclear participants and facilitates the clearance and settlement of securities transactions between Euroclear participants, and between Euroclear participants and participants of certain other securities intermediaries through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of securities and any risk from lack of simultaneous transfers of securities and cash. Such transactions may be settled in any of various currencies, including United States dollars. The Euroclear System includes various other services, including, among other things, safekeeping, administration, clearance and settlement, securities lending and borrowing and interfaces with domestic markets in several countries generally similar to the arrangements for cross-market transfers with DTC described below. The Euroclear System is operated by Euroclear Bank SA/NV. Euroclear participants include central banks and other banks, securities brokers and dealers and other professional financial intermediaries and may include the underwriters of the bonds. Indirect access to the Euroclear System is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

Terms and Conditions of Euroclear

Securities clearance accounts and cash accounts with Euroclear are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the Terms and Conditions). These Terms and Conditions govern transfers of securities and cash within the Euroclear System, withdrawals of securities and cash from the Euroclear System and receipts of payments with respect to securities in the Euroclear System. All securities in Euroclear are held on a fungible basis without attribution of specific securities to specific securities clearance accounts. Euroclear acts under the Terms and Conditions only on behalf of Euroclear participants and has no record of or relationship with persons holding through Euroclear participants.

The Rules for Transfers Among DTC, Clearstream or Euroclear Participants

Transfers between DTC participants will occur in accordance with DTC rules. Transfers between Clearstream consumers or Euroclear participants will occur in the ordinary way in accordance with their applicable rules and operating procedures and will be settled using procedures applicable to conventional securities held in registered form.

Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream consumers or Euroclear participants, on the other, will be effected through DTC in accordance with DTC rules on behalf of the relevant European international clearing system by its depositary; however, those cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in that system in accordance with its rules and procedures and within its established deadlines, which will be based on European time. The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its depositary to take action to effect final settlement on its behalf by delivering or receiving bonds in DTC and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream consumers and Euroclear participants may not deliver instructions directly to Clearstream’s and Euroclear’s depositaries.

Because of time-zone differences, credits of securities in Clearstream or Euroclear as a result of a transaction with a participant will be made during the subsequent securities settlement processing, dated the business day following the DTC settlement date, and those credits or any transactions in those securities settled during that processing will be reported to the relevant Clearstream consumer or Euroclear participant on that business day. Cash received in Clearstream or Euroclear as a result of sales of securities by or through a Clearstream consumer or a Euroclear participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement in DTC.

DTC Will Be the Holder of the Bonds

Bondholders that are not participants or indirect participants but desire to purchase, sell or otherwise transfer ownership of, or other interest in, bonds may do so only through direct participants and indirect participants. In addition, bondholders will receive all payments of principal of and interest on the bonds from the trustee through the participants, who in turn will receive them from DTC. Under a book-entry format, bondholders may experience some delay in their receipt of payments because payments will be forwarded by the trustee to Cede & Co., as nominee for DTC. DTC will forward those payments to its participants, who thereafter will forward them to indirect participants or bondholders. It is anticipated that the only “bondholder” will be Cede & Co., as nominee of DTC. The trustee will not recognize bondholders as bondholders, as that term is used in the indenture, and bondholders will be permitted to exercise the rights of bondholders only indirectly through the participants, who in turn will exercise the rights of bondholders through DTC.

Under the rules, regulations and procedures creating and affecting DTC and its operations, DTC is required to make book-entry transfers of book-entry certificates among participants on whose behalf it acts with respect to the bonds and is required to receive and transmit payments of principal and interest on the bonds. Direct participants and indirect participants with whom bondholders have accounts with respect to the bonds similarly are required to make book-entry transfers and receive and transmit those payments on behalf of their respective bondholders. Accordingly, although bondholders will not possess bonds, bondholders will receive payments and will be able to transfer their interests.

Because DTC can act only on behalf of participants, who in turn act on behalf of indirect participants and certain banks, the ability of a recovery bondholder to pledge bonds to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of those bonds, may be limited due to the lack of a physical certificate for those bonds.

DTC has advised us that it will take any action permitted to be taken by a recovery bondholder under the indenture only at the direction of one or more participants to whose account with DTC the bonds are credited. Additionally, DTC has advised us that it will take those actions with respect to specified percentages of the collateral amount only at the direction of and on behalf of participants whose holdings include interests that satisfy those specified percentages. DTC may take conflicting actions with respect to other interests to the extent that those actions are taken on behalf of participants whose holdings include those interests.

Except as required by law, none of any underwriter, the servicer, SCE, the trustee, us or any other party will have any liability for any aspect of the records relating to or payments made on account of beneficial interests in the certificates held by Cede & Co., as nominee for DTC, or for maintaining, supervising or reviewing any records relating to such beneficial interests.

How Bond Payments Will Be Credited by Clearstream and Euroclear

Payments with respect to bonds held through Clearstream or Euroclear will be credited to the cash accounts of Clearstream consumers or Euroclear participants in accordance with the applicable system’s rules and operating procedures, to the extent received by its depositary. Those payments will be subject to tax reporting in accordance with relevant United States tax laws and regulations. Please read “Material U.S. Federal Income Tax Consequences” in this prospectus. Clearstream or the Euroclear operator, as the case may be, will take any other action permitted to be taken by a recovery bondholder under the indenture on behalf of a Clearstream consumer or Euroclear participant only in accordance with its applicable rules and operating procedures and subject to its depositary’s ability to effect those actions on its behalf through DTC.

Although DTC, Clearstream and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of the bonds among participants of DTC, Clearstream and Euroclear, they are under no obligation to perform or continue to perform those procedures, and those procedures may be discontinued at any time.

Definitive Bonds

We will issue bonds in registered, certificated form to bondholders, or their nominees, rather than to DTC, only under the circumstances provided in the indenture, which will include: (1) us advising the trustee in writing that DTC is no longer willing or able to properly discharge its responsibilities as nominee and depositary with respect to the book-entry bonds and that we are unable to locate a recovery successor, (2) our electing to terminate the book-entry system through DTC, with written notice to the trustee, or (3) after the occurrence of an event of default under the indenture, holders of bonds aggregating not less than a majority of the aggregate outstanding principal amount of the bonds maintained as book-entry bonds advising us, the trustee, and DTC in writing that the continuation of a book-entry system through DTC (or a successor) is no longer in the best interests of those bondholders. Upon issuance of definitive bonds, the bonds evidenced by such definitive bonds will be transferable directly (and not exclusively on a book-entry basis) and registered holders will deal directly with the trustee with respect to transfers, notices and payments.

Upon surrender by DTC of the definitive securities representing the bonds and instructions for registration, the issuing entity will sign and the trustee will authenticate and deliver the bonds in the form of definitive bonds, and thereafter the trustee will recognize the registered holders of the definitive bonds as bondholders under the indenture.

The trustee will make payment of principal of and interest on the bonds directly to bondholders in accordance with the procedures set forth herein and in the indenture. The trustee will make interest payments and principal payments to bondholders in whose names the definitive bonds were registered at the close of business on the related record date. The trustee will make payments by wire transfer to the bondholder as described in the indenture or in such other manner as may be provided in the series supplement. The trustee will make the final payment on any bond (whether definitive bonds or notes registered in the name of Cede & Co.), however, only upon presentation and surrender of the bond on the final payment date at the office or agency that is specified in the notice of final payment to bondholders. The trustee will provide the notice to registered bondholders not later than the fifth day prior to the final payment date.

Definitive bonds will be transferable and exchangeable at the offices of the transfer agent and registrar, which initially will be the trustee. There will be no service charge for any registration of transfer or exchange, but the transfer agent and registrar may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith.

Access of Bondholders

Upon written request of any bondholder or group of bondholders of bonds evidencing not less than 10 percent of the aggregate outstanding principal amount of the bonds, the trustee will afford the bondholder or bondholders making such request a copy of a current list of bondholders for purposes of communicating with other bondholders with respect to their rights under the indenture.

The indenture does not provide for any annual or other meetings of bondholders.

Reports to Bondholders

On or prior to each payment date, special payment date or any other date specified in the indenture for payments with respect to any tranche of bonds, the servicer will deliver to the trustee, and the trustee will make available on its website (currently located at https:// https://gctinvestorreporting.bnymellon.com), a statement prepared by the servicer with respect to the payment to be made on the payment date, special payment date or other date, as the case may be, setting forth the following information:

•	the amount of the payment to bondholders allocable to (1) principal and (2) interest,

•	the aggregate outstanding principal balance of the bonds, before and after giving effect to payments allocated to principal reported immediately above,

•	the difference, if any, between the amount specified immediately above and the principal amount scheduled to be outstanding on that date according to the related expected sinking fund schedule,

•	any other transfers and payments to be made on such payment date, including amounts paid to the trustee and the servicer, and

•	the amounts on deposit in the capital subaccount and the excess funds subaccount, after giving effect to the foregoing payments.

Unless and until bonds are no longer issued in book-entry form, the reports will be provided to the depository for the bonds, or its nominee, as sole beneficial owner of the bonds. The reports will be available to bondholders upon written request to the trustee or the servicer. Such reports will not constitute financial statements prepared in accordance with generally accepted accounting principles. The financial information provided to bondholders will not be examined and reported upon by an independent public accountant. In addition, an independent public accountant will not provide an opinion on the financial information.

Within the prescribed period of time for tax reporting purposes after the end of each calendar year during the term of the bonds, the trustee, so long as it is acting as paying agent and transfer agent and registrar for the bonds, will, upon written request by us or any recovery bondholder, mail to persons who at any time during the calendar year were bondholders and received any payment on the bonds, a statement containing certain information for the purposes of the bondholder’s preparation of United States federal and state income tax returns.

Website Disclosure

We will, to the extent permitted by and consistent with our legal obligations under applicable law, cause to be posted on a website associated with SCE, currently located at www.edisoninvestor.com, periodic reports containing to the extent such information is reasonably available to us:

•	the final prospectus for the bonds,

•	a statement of fixed recovery charge remittances made to the trustee,

•	a statement reporting the balances in the collection account and in each subaccount of the collection account as of the end of each quarter or the most recent date available,

•	a statement showing the balance of outstanding bonds that reflects the actual periodic payments made on the bonds during the applicable period,

•	the semi-annual servicer’s certificate delivered for the bonds pursuant to the servicing agreement,

•	the monthly servicer’s certificate delivered for the bonds pursuant to the servicing agreement,

•	the reconciliation certificate as required to be submitted pursuant to the servicing agreement;

•	the text (or a link to the website where a reader can find the text) of each true-up filing in respect of the outstanding bonds and the results of each such true-up filing,

•	any change in the long-term or short-term credit ratings of the servicer assigned by the rating agencies,

•	material legislative or regulatory developments directly relevant to the bonds, and

•	any reports and other information that we are required to file with the SEC under the Exchange Act.

Information contained on Edison International’s or SCE’s website or that can be accessed through the website is not incorporated into and does not constitute a part of this registration statement.

We and the Trustee May Modify the Indenture

Modifications of the Indenture that do not Require Consent of Bondholders

From time to time, and without the consent of the bondholders (but with prior notice to the rating agencies and when authorized by an issuing entity order), we may enter into one or more agreements supplemental to the indenture for various purposes described in the indenture, including:

•

to correct or amplify the description of any property including, without limitation, the collateral subject to the indenture, or to better convey, assure and confirm to the trustee the property subject to the indenture, or to add additional property,

•	to add to the covenants for the benefit of the bondholders and the trustee, or surrender any right or power conferred to us with the indenture,

•	to convey, transfer, assign, mortgage or pledge any property to or with the trustee,

•

to cure any ambiguity or mistake or correct or supplement any provision in the indenture or in any supplemental indenture which may be inconsistent with any other provision in the indenture or in any supplemental indenture or to make any other provisions with respect to matters or questions arising under the indenture or in any supplemental indenture, provided however, that (i) such action will not, as evidenced by an opinion of counsel, adversely affect in any material respect the interests of the bondholders and (ii) the rating agency condition shall have been satisfied with respect thereto,

•

to evidence and provide for the acceptance of the appointment under the indenture of a successor trustee with respect to the bonds and to add or change any of the provisions of the indenture as shall be necessary to facilitate the administration of the trusts thereunder by more than one trustee,

•	to evidence the succession of another person to us in accordance with the terms of the indenture and the assumption by any such successor of the covenants in the indenture and in the bonds,

•

to modify, eliminate or add to the provisions of the indenture to such extent as shall be necessary to effect qualification under the Trust Indenture Act of 1939 or under any similar or successor federal statute hereafter enacted,

•	to qualify the bonds for registration with a clearing agency,

•	to satisfy any rating agency requirements,

•	to make any amendment to the indenture or the bonds relating to the transfer and legending of the bonds to comply with applicable securities laws, and

•

to conform the text of the indenture or the bonds to any provision of the registration statement filed by the issuing entity with the SEC with respect to the issuance of the bonds to the extent that such provision was intended to be a verbatim recitation of a provision of the indenture or the bonds.

We may also, without the consent of the bondholders, enter into one or more other agreements supplemental to the indenture so long as (i) the supplemental agreement does not, as evidenced by an opinion of counsel experienced in structured finance transactions, adversely affect the interests of any holders of bonds then outstanding in any material respect and (ii) the rating agency condition shall have been satisfied with respect thereto.

Modifications of the Indenture that Require the Approval of Bondholders

We may, with the consent of bondholders holding not less than a majority of the aggregate outstanding principal amount of the bonds (and with prior notice to the rating agencies), enter into one or more indentures supplemental to the indenture for the purpose of, among other things, adding any provisions to or changing in any manner or eliminating any of the provisions of the indenture. In determining whether a majority of holders have consented, bonds owned by us, SCE or any affiliate of us shall be disregarded, except that, in determining whether the trustee shall be protected in relying upon any such consent, the trustee shall only be required to disregard any bonds it actually knows to be so owned. No supplement, however, may, without the consent of each bondholder of each tranche affected thereby, take certain actions enumerated in the indenture, including:

•

change the date of payment of any installment of principal of or premium, if any, or interest on any bond of such tranche, or reduce in any manner the principal amount thereof, the interest rate thereon or the premium, if any, with respect thereto,

•

change the provisions of the indenture and any applicable supplemental indenture relating to the application of collections on, or the proceeds of the sale of, the collateral to payment of principal of or premium, if any, or interest on the bonds or tranche, or change the coin or currency in which any bond or any interest thereon is payable,

•	impair the right to institute suit for the enforcement of those provisions of the indenture specified therein regarding payment or application of funds,

•

reduce the percentage of the aggregate amount of the outstanding bonds, or of a tranche thereof, the consent of the bondholders of which is required for any supplemental indenture, or the consent of the bondholders of which is required for any waiver of compliance with those provisions of the indenture specified therein or of defaults specified therein and their consequences provided for in the indenture or modify certain aspects of the definition of the term “outstanding,”

•	reduce the percentage of the outstanding amount of the bonds or tranche the holders of which are required to consent to direct the trustee to sell or liquidate the collateral,

•

modify any of the provisions of the indenture in a manner so as to affect the amount of any payment of interest, principal or premium, if any, payable on any bond of such tranche on any payment date or change the expected sinking fund schedules or final maturity dates of any bonds of such tranche,

•	decrease the required capital amount,

•

permit the creation of any lien ranking prior to or on a parity with the lien of the indenture with respect to any of the collateral for the bonds or tranche or, except as otherwise permitted or contemplated in the indenture, terminate the lien of the indenture on any property at any time subject thereto or deprive the holder of any bond of the security provided by the lien of the indenture, or

•	cause any material adverse federal income tax consequence to the seller, the issuing entity, the manager, the trustee or the beneficial owners of the bonds.

Promptly following the execution of any supplement to the indenture requiring the approval of the bondholders, we will furnish either a copy of such supplement or written notice of the substance of the supplement to each bondholder, and a copy of such supplement to each rating agency.

Notification of the Rating Agencies, the Trustee and the Bondholders of Any Modification

If we, SCE or the servicer or any other party to the applicable agreement:

•

proposes to amend, modify, waive, supplement, terminate or surrender, or agree to any other amendment, modification, waiver, supplement, termination or surrender of, the terms of the sale agreement, the administration agreement or the servicing agreement, or

•	waives timely performance or observance by SCE or the servicer under the sale agreement, the administration agreement or the servicing agreement,

in each case in a way which would materially and adversely affect the interests of recovery bondholders, we must first notify the rating agencies of the proposed amendment and satisfy the rating agency condition. Upon satisfaction of the rating agency condition, we must thereafter notify the trustee in writing, and the trustee will be required to notify the bondholders of the proposed amendment and whether the rating agency condition has been satisfied with respect thereto. The trustee will consent to this proposed amendment, modification, supplement or waiver only with the written consent of the holders of a majority of the outstanding principal amount of the bonds of the tranches materially and adversely affected thereby. In determining whether a majority of holders have consented, bonds owned by us, SCE or any affiliate of us shall be disregarded, except that, in determining whether the trustee shall be protected in relying upon any such consent, the trustee shall only be required to disregard any bonds it actually knows to be so owned.

Modifications to the Sale Agreement, the Administration Agreement and the Servicing Agreement

With the prior written consent of the trustee, the sale agreement, the administration agreement and the servicing agreement may be amended, so long as the rating agency condition is satisfied in connection therewith, at any time and from time to time, without the consent of the recovery bondholders. However, any such amendment may not adversely affect the interest of any recovery bondholder in any material respect without the consent of the holders of a majority of the outstanding principal amount of the bonds. In determining whether a majority of holders have consented, bonds owned by us, SCE or any affiliate of us shall be disregarded, except that, in determining whether the trustee shall be protected in relying upon any such consent, the trustee shall only be required to disregard any bonds it actually knows to be so owned.

In addition, the sale agreement, the administration agreement and the servicing agreement may be amended with ten business days’ prior written notice given to the rating agencies, with the prior written consent of the trustee (other than with respect to the sale agreement and the administration agreement, and which consent shall be given in reliance on an opinion of counsel and an officer’s certificate stating that such amendment is permitted or authorized under and adopted in accordance with the provisions of the applicable agreement and that all conditions precedent have been satisfied, upon which the trustee may conclusively rely), but without the consent of the recovery bondholders, (i) to cure any ambiguity, to correct or supplement any provisions in the applicable agreement or for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions in such agreement or of modifying in any manner the rights of the recovery bondholders; provided, however, that such action shall not, as evidenced by an officer’s certificate delivered to the issuing entity and the trustee, adversely affect in any material respect the interests of any recovery bondholder or (ii) to conform the provisions of the applicable agreement to the description of such agreement in this prospectus. Promptly after the execution of any such amendment or consent, the issuing entity shall furnish copies of such amendment or consent to each of the rating agencies.

Enforcement of the Sale Agreement, the Administration Agreement, the Servicing Agreement and any Intercreditor Agreement

The indenture provides that we will take all lawful actions to enforce our rights under the sale agreement, the administration agreement and the servicing agreement; provided that such action shall not adversely affect the interests of bondholders in any material respect. The indenture also provides that we will take all lawful actions to compel or secure the performance and observance by SCE, the administrator and the servicer of their respective obligations to us under or in connection with the sale agreement, the administration agreement, the servicing agreement and any intercreditor agreement. So long as no event of default occurs and is continuing, we may exercise any and all rights, remedies, powers and privileges lawfully available to us under or in connection with the sale agreement, the administration and the servicing agreement and any intercreditor agreement. However, if we or the servicer propose to amend, modify, waive, supplement, terminate or surrender in any material respect, or agree to any material amendment, modification, supplement, termination, waiver or surrender of, the process for adjusting the fixed recovery charges, we must notify the trustee in writing and the trustee must notify the recovery bondholders of this proposal. In addition, the trustee may consent to this proposal only with the written consent of the holders of a majority of the principal amount of the outstanding bonds of the tranches materially and adversely affected thereby and only if the rating agency condition is satisfied. In determining whether a majority of holders have consented, bonds owned by us, SCE or any affiliate of us shall be disregarded, except that, in determining whether the trustee shall be protected in relying upon any such consent, the trustee shall only be required to disregard any bonds it actually knows to be so owned.

If an event of default occurs and is continuing, the trustee may, and, at the written direction of the holders of a majority of the outstanding amount of all affected tranches of bonds, will, exercise all of our rights, remedies, powers, privileges and claims against SCE, the seller, the administrator and servicer, under or in connection with the sale agreement, administration agreements and servicing agreement, and any right of ours to take this action shall be suspended.

Our Covenants

We may not consolidate with or merge into any other entity, unless:

•	the entity formed by or surviving the consolidation or merger is organized under the laws of the United States or any state;

•	the entity expressly assumes, by a supplemental indenture, the performance or observance of all of our agreements and covenants under the indenture and the series supplement;

•	the entity expressly assumes all of our obligations and succeeds to all of our rights under the sale agreement, servicing agreement and any other basic document to which we are a party;

•	no default, event of default or servicer default under the indenture has occurred and is continuing immediately after the merger or consolidation;

•	the rating agency condition will have been satisfied with respect to the merger or consolidation;

•

we have delivered to SCE, the trustee and the rating agencies an opinion or opinions of outside tax counsel (as selected by us, in form and substance reasonably satisfactory to SCE and the trustee, and which may be based on a ruling from the IRS) to the effect that the consolidation or merger will not result in a material adverse federal or state income tax consequence to us, SCE, the trustee or the then existing bondholders;

•

any action as is necessary to maintain the lien and the first priority perfected security interest in the collateral created by the indenture and the series supplement has been taken, as evidenced by an opinion of counsel of external counsel; and

•

we have delivered to the trustee an officer’s certificate and an opinion of counsel of external counsel, each stating that all conditions precedent in the indenture provided for relating to the transaction have been complied with.

We may not sell, convey, exchange, transfer or otherwise dispose of any of our properties or assets included in the collateral to any person or entity, unless:

•	the person or entity acquiring the properties and assets:

•	is a United States citizen or an entity organized under the laws of the United States or any state,

•	expressly assumes, by a supplemental indenture, the performance or observance of all of our agreements and covenants under the indenture and the series supplement,

•	expressly agrees by the supplemental indenture that all right, title and interest so conveyed or transferred will be subject and subordinate to the rights of bondholders,

•

unless otherwise specified in the supplemental indenture referred to above, expressly agrees to indemnify, defend and hold us and the trustee harmless against and from any loss, liability or expense arising under or related to the indenture, the series supplement and the bonds (including the enforcement cost of such indemnity),

•

expressly agrees by means of the supplemental indenture that the person (or if a group of persons, then one specified person) will make all filings with the SEC (and any other appropriate person) required by the Exchange Act in connection with the bonds; and

•

if such sale, conveyance, exchange, transfer or disposal relates to our rights and obligations under the sale agreement or the servicing agreement, such person or entity assumes all obligations and succeeds to all of our rights under the sale agreement and the servicing agreement, as applicable;

•	no default, event of default or servicer default under the indenture has occurred and is continuing immediately after the transactions;

•	the rating agency condition has been satisfied with respect to such transaction;

•

we have delivered to SCE, the trustee and the rating agencies an opinion or opinions of outside tax counsel (as selected by us, in form and substance reasonably satisfactory to SCE and the trustee, and which may be based on a ruling from the IRS) to the effect that the disposition will not result in a material adverse federal or state income tax consequence to us, SCE, the trustee or the then existing bondholders;

•

any action as is necessary to maintain the lien and the first priority perfected security interest in the collateral created by the indenture and the series supplement has been taken as evidenced by an opinion of counsel of external counsel; and

•

we have delivered to the trustee an officer’s certificate and an opinion of counsel of external counsel, each stating that the conveyance or transfer complies with the indenture and the series supplement and all conditions precedent therein provided for relating to the transaction have been complied with.

We will not, among other things, for so long as any bonds are outstanding:

•	except as expressly permitted by the indenture, sell, transfer, exchange or otherwise dispose of any of our assets unless directed to do so by the trustee;

•

claim any credit on, or make any deduction from the principal or premium, if any, or interest payable in respect of, the bonds (other than amounts properly withheld from such payments under the Internal Revenue Code or other tax laws) or assert any claim against any present or former bondholder by reason of the payment of the taxes levied or assessed upon any part of the collateral;

•	terminate our existence, or dissolve or liquidate in whole or in part, except as permitted above,

•	permit the validity or effectiveness of the indenture or the series supplement to be impaired;

•

permit the lien of the indenture and the series supplement to be amended, hypothecated, subordinated, terminated or discharged or permit any person to be released from any covenants or obligations with respect to the bonds except as may be expressly permitted by the indenture;

•

permit any lien, charge, claim, security interest, mortgage, pledge, equity or other encumbrance, other than the lien and security interest granted under the indenture or the series supplement, to be created on or extend to or otherwise arise upon or burden the collateral or any part thereof or any interest therein or the proceeds thereof (other than tax liens arising by operation of law with respect to amounts not yet due);

•	permit the lien granted under the indenture or the series supplement not to constitute a valid first priority perfected security interest in the related collateral;

•

elect to be classified as an association taxable as a corporation for federal tax purposes, file any tax return, make any election or take any other action inconsistent with our treatment, for federal income tax purposes and, to the extent consistent with applicable state tax law, state income and franchise tax purposes, as a disregarded entity that is not separate from our sole member;

•

change our name, identity or structure or the location of our chief executive office, unless at least ten (10) business days prior to the effective date of any such change, we deliver to the trustee (with copies to each rating agency) such documents, instruments or agreements, executed by us, as are necessary to reflect such change and to continue the perfection of the security interest of the indenture or the series supplement;

•	take any action which is subject to the rating agency condition if such action would result in a downgrade, suspension or withdrawal of the then-current ratings assigned to the bonds; or

•	issue any recovery bonds (including bonds) under the Securitization Law or any similar law (other than the bonds offered hereby).

We may not engage in any business other than financing, purchasing, owning and managing the recovery property and the other collateral and the issuance of the bonds in the manner contemplated by the financing order and the basic documents, or certain related activities incidental thereto.

We will not issue, incur, assume, guarantee or otherwise become liable for any indebtedness except for the bonds. Also, we will not, except as contemplated by the bonds and the basic documents, make any loan or advance or credit to, or guarantee, endorse or otherwise become contingently liable in connection with the obligations, stocks or dividends of, or own, purchase, repurchase or acquire (or agree contingently to do so) any stock, obligations, assets or securities of, or any other interest in, or make any capital contribution to, any other person. We will not, except for the acquisition of recovery property as contemplated by the bonds and the basic documents, make any expenditure (by long-term or operating lease or otherwise) for capital assets (either realty or personalty).

We will not make any payments, distributions, dividends or redemptions to any holder of our equity interests in respect of that interest except in accordance with the indenture.

We will cause the servicer to deliver to the trustee the annual accountant’s certificates, compliance certificates, reports regarding distributions and statements to bondholders required by the servicing agreement.

Events of Default; Rights Upon Event of Default

An event of default with respect to the bonds is defined in the indenture as any one of the following events:

•	a default for five business days in the payment of any interest on any bond (whether such failure to pay interest is caused by a shortfall in fixed recovery charges received or otherwise),

•	a default in the payment of the then unpaid principal of any bond of any tranche on the final maturity date for that tranche,

•

a default in the observance or performance of any of our covenants or agreements made in the indenture (other than defaults described above) and the continuation of any default for a period of 30 days after the earlier of (i) the date that written notice of the default is given to us by the trustee or to us and the trustee by the holders of at least 25% in principal amount of the bonds then outstanding or (ii) the date that we had actual knowledge of the default,

•

any representation or warranty made by us in the indenture or in any certificate delivered pursuant to the indenture or in connection with the indenture having been incorrect in any material respect as of the time made, and such breach not having been cured within 30 days after the earlier of (i) the date that notice of the breach is given to us by the trustee or to us and the trustee by the holders of at least 25% in principal amount of the bonds then outstanding or (ii) the date that we had actual knowledge of the default,

•	certain events of bankruptcy, insolvency, receivership or liquidation, or

•	a breach by the State of California or any of its agencies (including the California commission), officers or employers that violates or is not in accordance with the State pledge.

If an event of default (other than as specified in the sixth bullet point above) should occur and be continuing with respect to the bonds, the trustee or holders of not less than a majority in principal amount of the bonds then outstanding may declare the unpaid principal of the bonds and all accrued and unpaid interest thereon to be immediately due and payable. However, the nature of our business will result in payment of principal upon an acceleration of the bonds being made as funds become available. Please read “Risk Factors—Risks Associated with the Unusual Nature of the Recovery Property—Foreclosure of the trustee’s lien on the recovery property for the bonds might not be practical, and acceleration of the bonds before maturity might have little practical effect” and “Risk Factors—You may experience material payment delays or incur a loss on your investment in the bonds because the source of funds for payment is limited” in this prospectus. The holders of a majority in principal amount of the bonds may rescind that declaration under certain circumstances set forth in the indenture. Additionally, the trustee may exercise all of our rights, remedies, powers, privileges and claims against the seller or the servicer under or in connection with the sale agreement, the servicing agreement and the administration agreement. If an event of default as specified in the sixth bullet above has occurred, the servicer will be obligated to institute (and the trustee, for the benefit of the bondholders, will be entitled and empowered to institute) any suits, actions or proceedings at law, in equity or otherwise, to enforce the State’s pledge and to collect any monetary damages as a result of a breach thereof, and each of the servicer and the trustee may prosecute any suit, action or proceeding to final judgment or decree. The costs of any such action will be payable from fixed recovery charge collections as an operating expense in accordance with the priorities described in “Security for the Bonds—How Funds in the Collection Account will be Allocated” in this prospectus. The servicer will have no obligations to undertake such action if it is not being reimbursed on a current basis for its costs and expenses in taking such actions, and shall not be required to advance its own funds to satisfy its obligations hereunder. The costs of any such action would be payable by the seller pursuant to the sale agreement. Except for an event of default specified in the first two bullet points above, the trustee will not be deemed to have knowledge of any event of default or a breach of representation or warranty unless a responsible officer of the trustee has actual knowledge of the default or the trustee has received written notice of the default in accordance with the indenture.

If the bonds have been declared to be due and payable following an event of default, the trustee may elect to have us maintain possession of all or a portion of such recovery property and continue to apply fixed recovery charge collections as if there had been no declaration of acceleration. There is likely to be a limited market, if any, for the recovery property following a foreclosure, in light of the event of default, the unique nature of the recovery property as an asset and other factors discussed in this prospectus. In addition, the trustee is prohibited from selling the recovery property following an event of default, other than a default in the payment of any principal or a default for five business days or more in the payment of any interest on any bond, which requires the direction of holders of a majority in principal amount of the bonds, unless:

•	the holders of all the outstanding bonds consent to the sale,

•	the proceeds of the sale are sufficient to pay in full the principal of and the accrued interest on the outstanding bonds, or

•

the trustee determines that the proceeds of the collateral would not be sufficient on an ongoing basis to make all payments on the bonds as those payments would have become due if the bonds had not been declared due and payable, and the trustee obtains the written consent of the holders of 66 2/3% of the aggregate outstanding amount of the bonds.

Subject to the provisions of the indenture relating to the duties of the trustee (please read “The Trustee” in this prospectus), if an event of default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the bonds at the request or direction of any of the holders of bonds if the trustee reasonably believes it will not be adequately indemnified against the costs, expenses and liabilities which might be incurred by it in complying with the request. Subject to the provisions for indemnification and certain limitations contained in the indenture (please read “The Trustee” in this prospectus):

•

the holders of not less than a majority in principal amount of the outstanding bonds of an affected tranche will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee; and

•

the holders of not less than a majority in principal amount of the bonds may, in certain cases, waive any default with respect thereto, except a default in the payment of principal or interest or a default in respect of a covenant or provision of the indenture that cannot be modified without the consent of all of the holders of the outstanding bonds of all tranches affected thereby.

No holder of any bond will have the right to institute any proceeding, to avail itself of any remedies provided in the Securitization Law or of the right to foreclose on the collateral, or otherwise to enforce the lien and security interest on the collateral or to seek the appointment of a receiver or trustee, or for any other remedy under the indenture, unless:

•	the holder previously has given to the trustee written notice of a continuing event of default,

•	the holders of not less than a majority in principal amount of the outstanding bonds have made written request of the trustee to institute the proceeding in its own name as trustee,

•	the holder or holders have offered the trustee satisfactory indemnity,

•	the trustee has for 60 days failed to institute the proceeding, and

•	no direction inconsistent with the written request has been given to the trustee during the 60-day period by the holders of a majority in principal amount of the outstanding bonds.

In addition, the trustee and the servicer will covenant and each bondholder will be deemed to covenant that it will not, prior to the date which is one year and one day after the termination of the indenture, institute against us or against our managers or our member or members any bankruptcy, reorganization or other proceeding under any federal or state bankruptcy or similar law, subject to the right of the California commission or a court of competent jurisdiction to order sequestration and payment of revenues arising with respect to the recovery property.

Neither any manager nor the trustee in its individual capacity, nor any holder of any ownership interest in us, nor any of their respective owners, beneficiaries, agents, officers, directors, employees, successors or assigns will, in the absence of an express agreement to the contrary, be personally liable for the payment of the principal of or interest on the bonds or for our agreements contained in the indenture.

Actions by Bondholders

Subject to certain exceptions, the holders of not less than a majority of the aggregate outstanding amount of the bonds of the affected tranche or tranches will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, of exercising any trust or power conferred on the trustee under the indenture; provided that:

•	the direction is not in conflict with any rule of law or with the indenture and would not involve the trustee in personal liability or expense;

•

subject to the other conditions described above under “—Events of Default; Rights Upon Event of Default” in this prospectus, the consent of 100% of the bondholders is required to direct the trustee to sell the collateral (other than an event of default for failure to pay interest or principal at maturity);

•	if the trustee elects to retain the collateral in accordance with the indenture, then any direction to the trustee by less than 100% of the bondholders will be of no force and effect; and

•	the trustee may take any other action deemed proper by the trustee which is not inconsistent with the direction.

In circumstances under which the trustee is required to seek instructions from the holders of the bonds of any tranche with respect to any action or vote, the trustee will take the action or vote for or against any proposal in proportion to the principal amount of the corresponding tranche, as applicable, of bonds taking the corresponding position. Notwithstanding the foregoing, the indenture allows each bondholder to institute suit for the nonpayment of (1) the interest, if any, on its bonds which remains unpaid as of the applicable due date and (2) the unpaid principal, if any, of its bonds on the final maturity date therefor.

Annual Report of Trustee

If required by the Trust Indenture Act of 1939, the trustee will be required to mail each year to all bondholders a brief report. The report must state, among other things:

•	the trustee’s eligibility and qualification to continue as the trustee under the indenture,

•	any amounts advanced by it under the indenture,

•	the amount, interest rate and maturity date of specific indebtedness owing by us to the trustee in the trustee’s individual capacity,

•	the property and funds physically held by the trustee,

•	any additional issue of the bonds not previously reported, and

•	any action taken by it that materially affects the bonds and that has not been previously reported.

Annual Compliance Statement

We will file annually with the trustee and the rating agencies a written statement as to whether we have fulfilled our obligations under the indenture.

Satisfaction and Discharge of Indenture

The indenture will cease to be of further effect with respect to the bonds and the trustee, on our written demand and at our expense, will execute instruments acknowledging satisfaction and discharge of the indenture with respect to the bonds, when:

•

either (a) all bonds which have already been authenticated or delivered, with certain exceptions set forth in the indenture, have been delivered to the trustee for cancellation or (b) either (i) the scheduled final payment date has occurred with respect to all bonds not previously delivered to the trustee for cancellation or (ii) we have irrevocably deposited in trust with the trustee cash and/or U.S. government obligations in an aggregate amount sufficient to pay principal, interest and premiums, if any, on the bonds and all other sums payable by us with respect to the bonds when scheduled to be paid and to discharge the entire indebtedness on such bonds when due,

•	we have paid all other sums payable by us under the indenture with respect to the bonds, and

•

we have delivered to the trustee an officer’s certificate, an opinion of external counsel, and if required by the Trust Indenture Act or the trustee, a certificate from a firm of independent registered public accountants, each stating that there has been compliance with the conditions precedent in the indenture relating to the satisfaction and discharge of the indenture.

Our Legal and Covenant Defeasance Options

We may, at any time, terminate all of our obligations under the indenture, referred to herein as the legal defeasance option, or terminate our obligations to comply with some of the covenants in the indenture, including some of the covenants described under “—Our Covenants” above and referred to herein as our covenant defeasance option.

We may exercise the legal defeasance option of the bonds notwithstanding our prior exercise of the covenant defeasance option. If we exercise the legal defeasance option, the bonds will be entitled to payment only from the funds or other obligations set aside under the indenture for payment thereof on the scheduled final payment date or redemption date therefor as described below. The bonds will not be subject to payment through redemption or acceleration prior to the scheduled final payment date or redemption date, as applicable. If we exercise the legal defeasance option, the final payment of the bonds may not be accelerated because of an event of default. If we exercise the covenant defeasance option, the final payment of the bonds may not be accelerated because of an event of default relating to a default in the observance or performance of any of our covenants or agreements made in the indenture.

The indenture provides that we may exercise our legal defeasance option or our covenant defeasance option of bonds only if:

•

we irrevocably deposit or cause to be irrevocably deposited in trust with the trustee cash and/or U.S. government obligations in an aggregate amount sufficient to pay principal, interest and premium, if any, on the bonds other sums payable by us under the indenture with respect to the bonds when scheduled to be paid and to discharge the entire indebtedness on the bonds when due,

•

we deliver to the trustee a certificate from a nationally recognized firm of independent registered public accountants expressing its opinion that the payments of principal and interest on the U.S. government obligations when due and without reinvestment plus any deposited cash will provide cash at times and in sufficient amounts to pay in respect of the bonds:

•	principal in accordance with the expected sinking fund schedule therefor,

•	interest when due, and

•	all other sums payable by us under the indenture with respect to the bonds,

•

in the case of the legal defeasance option, 95 days pass after the deposit is made and during the 95-day period no default relating to events of our bankruptcy, insolvency, receivership or liquidation occurs and is continuing at the end of the period,

•	no default has occurred and is continuing on the day of this deposit and after giving effect thereto,

•

in the case of the legal defeasance option, we deliver to the trustee an opinion of external counsel stating that: we have received from, or there has been published by, the IRS a ruling, or since the date of execution of the indenture, there has been a change in the applicable federal income tax law, and in either case confirming that the holders of the bonds will not recognize income, gain or loss for federal income tax purposes as a result of the exercise of the legal defeasance option and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the legal defeasance had not occurred,

•

in the case of the covenant defeasance option, we deliver to the trustee an opinion of external counsel to the effect that the holders of the bonds will not recognize income, gain or loss for federal income tax purposes as a result of the exercise of the covenant defeasance option and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the covenant defeasance had not occurred,

•

we deliver to the trustee a certificate of one of our officers and an opinion of external counsel, each stating that all conditions precedent to the legal defeasance option or the covenant defeasance option, as applicable, have been complied with as required by the indenture,

•

we deliver to the trustee an opinion of external counsel to the effect that (a) in a case under the Bankruptcy Code in which SCE (or any of its affiliates, other than us) is the debtor, the court would hold that the deposited cash or U.S. government obligations would not be in the bankruptcy estate of SCE (or any of its affiliates, other than us, that deposited the cash or U.S. government obligations); and (b) in the event SCE (or any of its affiliates, other than us, that deposited the cash or U.S. government obligations), were to be a debtor in a case under the Bankruptcy Code, the court would not disregard the separate legal existence of SCE (or any of its affiliates, other than us, that deposited the cash or U.S. government obligations) and us so as to order substantive consolidation under the Bankruptcy Code of our assets and liabilities with the assets and liabilities of SCE or such other affiliate, and

•	the rating agency condition has been satisfied with respect to the exercise of any legal defeasance option or covenant defeasance option.

No Recourse to Others

No recourse may be taken directly or indirectly, by the holders with respect to our obligations on the bonds, under the indenture or any supplement thereto or any certificate or other writing delivered in connection therewith, against (1) any owner of a beneficial interest in us (including SCE) or (2) any shareholder, partner, owner, beneficiary, agent, officer, director or employee of the trustee, the managers or any owner of a beneficial interest in us (including SCE) in its individual capacity, or of any successor or assign or any of them in their respective individual or corporate capacities, except as any such person may have expressly agreed in writing. Each holder by accepting a bond specifically confirms the nonrecourse nature of these obligations, and waives and releases all such liability. The waiver and release are part of the consideration for issuance of the bonds.

Notwithstanding any provision of the indenture or the series supplement to the contrary, bondholders shall look only to the collateral with respect to any amounts due to the bondholders under the indenture and the bonds, and, in the event such collateral is insufficient to pay in full the amounts owed on the bonds, shall have no recourse against us in respect of such insufficiency. Each bondholder by accepting a bond specifically confirms the nonrecourse nature of these obligations, and waives and releases all such liability. The waiver and release are part of consideration for issuance of bonds.

THE TRUSTEE

The Bank of New York Mellon Trust Company, National Association, a national banking association, will be the trustee. The Bank of New York Mellon Trust Company, National Association will also act as paying agent and registrar. The Bank of New York Mellon Trust Company, National Association corporate trust businesses have office locations in various domestic and international cities. The Bank of New York Mellon Trust Company, National Association has acted as indenture trustee on numerous electric utility sponsored bond transactions. The indenture and series supplement will be administered from The Bank of New York Mellon Trust Company, National Association Corporate Trust Department located at 2 N. LaSalle Street, Suite 700, Attn: ABS Corporate Trust Administration, Chicago, IL 60602.

The trustee may resign at any time upon not less than 30 days’ prior written notice to us. The holders of a majority in principal amount of the outstanding amount of the bonds under the indenture may remove the trustee by so notifying the trustee and may appoint a successor trustee. We will remove the trustee if the trustee: (i) ceases to be eligible under the Trust Indenture Act; (ii) ceases to satisfy certain credit standards set forth in the indenture and the series supplement; (iii) becomes a debtor in a bankruptcy proceeding or is adjudicated insolvent or a receiver or other public officer takes charge of the trustee or its property; (iv) becomes incapable of acting; or (v) fails to provide to us certain information it reasonably request that is necessary for us to satisfy our reporting obligations under the securities laws. If the trustee resigns or is removed or a vacancy exists in the office of trustee for any reason, we will be obligated promptly to appoint a successor trustee eligible under the, and notice of such appointment is required to be promptly given to each rating agency by the successor trustee. No resignation or removal of the trustee will become effective until acceptance of the appointment by a successor trustee. We are responsible for payment of the expenses associated with any such removal or resignation.

The trustee will at all times satisfy the requirements of the Trust Indenture Act and Rule 3a-7 of the Investment Company Act of 1940 and have a combined capital and surplus of at least $50,000,000 and a long-term debt rating of BBB– (or the equivalent thereof) or better by all of the rating agencies rating the bonds and from which a rating is available. If the trustee consolidates with, merges or converts into, or transfers all or substantially all of its corporate trust business or assets to, another entity, the resulting, surviving or transferee entity will without any further action be the successor trustee.

The trustee shall not be liable for any action it takes or omits to take in good faith that it believes to be authorized or within its rights or powers, provided that its conduct does not constitute willful misconduct, negligence or bad faith. We have agreed to indemnify the trustee and its officers, directors, employees and agents against any and all loss, liability or expense (including reasonable attorney’s fees and expenses) incurred by it in connection with the administration of the trust and the performance of its duties under the indenture, provided that we are not required to pay any expense or indemnify against any loss, liability or expense incurred by the trustee through the trustee’s own willful misconduct, negligence or bad faith. Please read “Security for the Bonds—How Funds in the Collection Account Will Be Allocated” in this prospectus.

In the ordinary course of business, The Bank of New York Mellon, an affiliate of the trustee, is named as a defendant in or made a party to pending and potential legal actions. In connection with its role as trustee of certain residential mortgage-backed securitization, or RMBS transactions, The Bank of New York Mellon has been named as a defendant in a number of legal actions brought by RMBS investors. These lawsuits allege that the trustee had expansive duties under the governing agreements, including the duty to investigate and pursue breach of representation and warranty claims against other parties to the RMBS transactions. While it is inherently difficult to predict the eventual outcomes of pending actions, The Bank of New York Mellon denies liability and intends to defend the litigations vigorously.

We, SCE and our respective affiliates may from time to time enter into normal banking and trustee relationships with The Bank of New York Mellon Trust Company, National Association and its affiliates. The Bank of New York Mellon Trust Company, National Association, and certain of its affiliates act as trustees for

SCE’s first and refunding mortgage bonds and certain pollution control bonds issued on SCE’s behalf. The Bank of New York Mellon Trust Company, N.A., also is the trustee under an indenture under which SCE’s parent, Edison International, may issue debt securities in the future. SCE maintains bank deposits with The Bank of New York Mellon and may borrow money from the bank from time to time.

No relationships currently exist or existed during the past two years between SCE, us and our respective affiliates, on the one hand, and The Bank of New York Mellon Trust Company, National Association and its affiliates, on the other hand, that would be outside the ordinary course of business or on terms other than would be obtained in an arm’s length transaction with an unrelated third party.

SECURITY FOR THE BONDS

General

The bonds issued under the indenture will be non-recourse obligations and are payable solely from and secured solely by a pledge of and lien on the recovery property and the other collateral as provided in the indenture. If and to the extent the recovery property and the other assets of the trust estate are insufficient to pay all amounts owing with respect to the bonds, then the bondholders will generally have no claim in respect of such insufficiency against us or any other person. By the acceptance of the bonds, the bondholders waive any such claim.

Pledge of Collateral

To secure the payment of principal of and interest on the bonds, we will grant to the trustee a security interest in all of our right, title and interest (whether now owned or hereafter acquired or arising) in and to the following property:

•	the recovery property and all related fixed recovery charges,

•	our rights under the true-up mechanism,

•	our rights under a sale agreement pursuant to which we will acquire the recovery property,

•	our rights under the servicing agreement and any subservicing, agency, or collection agreements executed in connection with the servicing agreement,

•	our rights under the administration agreement,

•

the collection account for the bonds and all subaccounts of the collection account, and all amounts of cash instruments, investment property or other assets on deposit therein or credited thereto from time to time and all financial assets and securities entitlements carried therein or credited thereto,

•	all of our other property related to the bonds, other than any amounts released to SCE by the trustee on any payment date relating to its return on capital of its capital contribution,

•	all present and future claims, demands, causes and choses in action in respect of any or all of the foregoing, and

•	all proceeds in respect of any or all of the foregoing.

The security interest does not extend to:

•	amounts released to SCE by the trustee on any payment date relating to its return on capital of its capital contribution,

•	amounts deposited in the capital subaccount or any other subaccount that have been released to us or as we direct following retirement of bonds, and

•	amounts deposited with us on the issuance date for payment of costs of issuance with respect to the bonds (together with any interest earnings thereon).

We refer to the foregoing assets in which we, as assignee of the seller, will grant the trustee a security interest as the Collateral.

Security Interest in the Collateral

The Securitization Law provides that consensual security interests can be granted in recovery property and that a statutory lien will be established on recovery property. With respect to consensual security interests, the

Securitization Law provides that a valid and enforceable security interest in recovery property attaches when (a) the CPUC has issued the financing order authorizing fixed recovery charges included in the recovery property, (b) the pledgee of the recovery property has given value for the recovery property, and (c) the pledgor (i.e., us or our successor) has signed a security agreement covering the recovery property. The security interest in the recovery property is perfected when it has attached and when a financing statement has been filed with the California Secretary of State, with a copy filed with the California commission, in accordance with the Securitization Law.

In addition, a statutory lien on recovery property with respect to the bonds arises under the Securitization Law. This statutory lien arises automatically, without further action by the servicer, us or any other person. Under the financing order, a statutory lien will exist on the recovery property then existing or thereafter arising and will secure all obligations, then existing or subsequently arising, to the holders of the bonds and the trustee for those holders. This statutory lien will be a first priority lien on all recovery property then in existence or that subsequently arises.

Right of Foreclosure

The Securitization Law provides that if an event of default occurs under the bonds, the holders of the bonds or their representatives, as secured parties, may foreclose or otherwise enforce the lien and security interest in the recovery property securing the bonds as if they were secured parties under Article 9 of the UCC. In addition, the California commission has an independent right under the Securitization Law may order the sequestration and payment of fixed recovery charge collections to pledgees and transferees of recovery property.

Description of Indenture Accounts

Collection Account

Pursuant to the indenture, we will establish a segregated trust account in the name of the trustee with an eligible institution, for the bonds called the collection account. The collection account will be under the sole dominion and exclusive control of the trustee. The trustee will hold the collection account for our benefit as well as for the benefit of the bondholders. The collection account for the bonds will consist of three subaccounts: a general subaccount, an excess funds subaccount, and a capital subaccount, which need not be separate bank accounts. For administrative purposes, the subaccounts may be established by the trustee as separate accounts which will be recognized individually as subaccounts and collectively as the collection account. All amounts in the collection account not allocated to any other subaccount will be allocated to the general subaccount. Unless the context indicates otherwise, references in this prospectus to the collection account include the collection account and each of the subaccounts contained therein.

The following institutions are eligible institutions for the establishment of the collection account:

•

the corporate trust department of the trustee, so long as any of the securities of the trustee have either a short-term credit rating from Moody’s of at least “P-1” or a long-term unsecured debt rating from Moody’s of at least “A2” and have a credit rating from S&P in one of its generic rating categories which signifies investment grade; or

•

a depository institution organized under the laws of the United States of America or any state (or any domestic branch of a foreign bank), which (i) has either (A) a long-term issuer rating of “AA-” or higher by S&P and “A2” or higher by Moody’s, or (B) a short-term issuer rating of “A-1” or higher by S&P and “P-1” or higher by Moody’s or any other long-term, short-term or certificate of deposit rating acceptable to the rating agencies and (ii) whose deposits are insured by the FDIC.

Permitted Investments for Funds in the Collection Account

Funds in the collection account and the ESP deposit accounts may be invested only in such investments as meet the criteria described below and which mature on or before the business day preceding the next payment date:

•	direct obligations of, or obligations fully and unconditionally guaranteed as to timely payment by, the United States of America,

•	demand deposits, time deposits, certificates of deposit and bankers’ acceptances of eligible institutions,

•

commercial paper (other than commercial paper issued by SCE or any of its affiliates) having, at the time of investment or contractual commitment to invest, a rating of not less than A-1 from S&P and not less than P-1 by Moody’s,

•	money market funds which have the highest rating from each rating agency from which a rating is available,

•

repurchase obligations with respect to any security that is a direct obligation of, or fully guaranteed by, the United States of America or certain of its agencies or instrumentalities, entered into with eligible institutions,

•

repurchase obligations with respect to any security or whole loan entered into with an eligible institution or a registered broker-dealer, acting as principal and that meets certain ratings criteria, or

•	any other investment permitted by each rating agency.

The trustee will have access to the collection account for the purpose of making deposits in and withdrawals from the collection account in accordance with the indenture. The servicer will select the eligible investments in which funds will be invested, unless otherwise directed by us.

The servicer will remit fixed recovery charge payments to the collection account in the manner described under “The Servicing Agreement—Remittances to Collection Account” in this prospectus.

General Subaccount

The general subaccount will hold all funds held in the collection account that are not held in the other two subaccounts. The servicer will remit all fixed recovery charge payments to the general subaccount. On each payment date, the trustee will draw on amounts in the general subaccount to pay our expenses and to pay interest and make scheduled payments on the bonds, and to make other payments and transfers in accordance with the terms of the indenture. Funds in the general subaccount will be invested in the eligible investments described above.

Excess Funds Subaccount

The trustee, at the written direction of the servicer, will allocate to the excess funds subaccount fixed recovery charge collections available with respect to any payment date in excess of amounts necessary to make the payments specified on such payment date. The excess funds subaccount will also hold all investment earnings on the collection account (other than investment earnings on the capital subaccount) in excess of such amounts.

Capital Subaccount

In connection with the issuance of the bonds, the seller, in its capacity as our sole owner, will contribute capital to us in an amount equal to the required capital level, which will be not less than 0.50% of the principal amount of the bonds issued. This amount will be funded by the seller and not from the proceeds of the sale of the bonds, and will be deposited into the capital subaccount on the issuance date. In the event that amounts on deposit in the general subaccount and the excess funds subaccount are insufficient to make scheduled payments of principal and interest on the bonds and payments of fees and expenses contemplated by the first nine bullets under “—How Funds in the Collection Account will be Allocated” in this prospectus, the trustee will draw on amounts in the capital subaccount to make such payments up to the lesser of the amount of such insufficiency and the amounts on deposit in the capital subaccount. In the event of any such withdrawal, collected fixed recovery charges available on any subsequent payment date that are not necessary to pay scheduled payments of principal and interest on the bonds and payments of fees and expenses will be used to replenish any amounts drawn from the capital subaccount. If the bonds have been retired as of any payment date, the amounts on deposit in the capital subaccount will be released to us, free of the lien of the indenture.

How Funds in the Collection Account will be Allocated

On each payment date, the trustee will with respect to the bonds, pay or allocate, solely at the written direction of the servicer, all amounts on deposit in the collection account (including investment earnings thereon) to pay the following amounts in the following priority:

(1)	amounts owed by us to the trustee, the trustee’s fees and expenses and any outstanding indemnity amounts owed to the trustee in an amount not to exceed in any 12-month period $ ;

(2)	the servicing fee and any unpaid servicing fees from prior payment dates to the servicer as described under “The Servicing Agreement—Servicing Compensation” in this prospectus;

(3)	the administration fee and the fees owed to our independent manager;

(4)

all of our other operating expenses, such as accounting and audit fees, rating agency fees, legal fees and certain reimbursable costs of the administrator under the administration agreement and of the servicer under the servicing agreement;

(5)	interest then due on the bonds, including any past-due interest;

(6)	principal then due and payable on the bonds as a result of an event of default or on the final maturity date for the bonds;

(7)	scheduled principal payments of bonds according to its expected sinking fund schedule, together with any overdue scheduled principal payments, paid pro rata among the bonds if there is a deficiency;

(8)	any remaining unpaid fees, expenses and indemnity amounts owed to the trustee;

(9)	any other unpaid operating expenses and any remaining amounts owed pursuant to the basic documents;

(10)	replenishment of any shortfalls in the capital subaccount;

(11)

provided that no Event of Default has occurred and is continuing, release to SCE an amount a return on capital of its capital contribution calculated at an annual rate per annum equal to the weighted average interest rate on the bonds;

(12)	the remainder, if any, to the excess funds subaccount for distribution on subsequent payment dates; and

(13)

after principal of and premium, if any, and interest on all bonds and all of the other foregoing amounts have been paid in full, the balance (including all amounts then held in the applicable capital subaccount and the applicable excess funds subaccount), if any, shall be paid to us free and clear from the lien of the indenture and the series supplement.

If on any payment date funds on deposit in the general subaccount are insufficient to make the payments contemplated by clauses (1) through (9) above, the trustee will first, draw from amounts on deposit in the excess funds subaccount, and second, draw from amounts on deposit in the capital subaccount, up to the amount of the shortfall, in order to make those payments in full. If the trustee uses amounts on deposit in the capital subaccount to pay those amounts or make those transfers, as the case may be, subsequent adjustments to the fixed recovery charges will take into account, among other things, the need to replenish those amounts. In addition, if on any payment date funds on deposit in the general subaccount are insufficient to make the transfer described in clause (10) above, the trustee will draw from amounts on deposit in the excess funds subaccount to make such transfer. Please read “Risk Factors—Other Risks Associated with an Investment in the Bonds—SCE’s indemnification obligations under the sale and servicing agreements are limited and might not be sufficient to protect your investment in the bonds” in this prospectus.

If, on any payment date, available collections of the fixed recovery charges, together with available amounts in the subaccounts, are not sufficient to pay interest due on all outstanding bonds on that payment date, amounts available will be allocated pro rata based on the amount of interest payable. If, on any payment date, remaining collections of the fixed recovery charges, together with available amounts in the subaccounts, are not sufficient to pay principal due and payable on all outstanding bonds on that payment date, amounts available will be allocated pro rata based on the principal amount then due and payable. If, on any payment date, remaining collections of the fixed recovery charges, together with available amounts in the subaccounts, are not sufficient to pay principal scheduled to be paid on all outstanding bonds, amounts available will be allocated pro rata based on the principal amounts then scheduled to be paid on the payment date.

Intercreditor Agreement

With respect to the bonds, SCE (on behalf of itself and in its capacities as servicer and as servicer of any additional recovery bonds and any additional securitization bonds) will covenant to enter into an intercreditor agreement with us, the trustee of the bonds to which this prospectus relates, the issuer of any additional recovery bonds and any additional securitization bonds and the trustee under each indenture relating any such additional recovery bonds and any additional securitization bonds pursuant to which, in the event of a default by the servicer under any servicing agreement relating to the bonds issued by us or any such additional recovery bonds and any additional securitization bonds, the trustees for such bonds, acting upon the vote of bondholders representing a majority of the outstanding principal amount of the bonds issued by each of us and any issuer of any additional recovery bonds and any additional securitization bonds must agree upon a replacement servicer. Please read “The Sale Agreement—Covenants of the Seller” in this prospectus.

If the trustees are unable to agree on a replacement servicer, no trustee would be able to replace SCE or any successor as servicer, and they will be required to petition a court of competent jurisdiction to appoint a replacement servicer. During the interim period, under the intercreditor agreement, any trustee could upon such a default require all collections by the servicer to be deposited directly into a designated account with a financial institution selected by the trustees, subject to satisfaction of the rating agency condition. The financial institution holding the designated account would then be responsible for allocating the collections in the account between fixed recovery charge collections relating to the bonds offered in this prospectus and the fixed recovery charges or other nonbypassable customer charges relating to additional recovery bonds or additional securitization bonds. Please read “The Servicing Agreement—Remittances to Collection Account” in this prospectus.

WEIGHTED AVERAGE LIFE AND YIELD CONSIDERATIONS FOR THE BONDS

The rate of principal payments, the amount of each interest payment and the actual final payment date of each tranche of the bonds and the weighted average life thereof will depend primarily on the timing of receipt of collected fixed recovery charges by the trustee and the statutory true-up mechanism. The aggregate amount of collected fixed recovery charges and the rate of principal amortization on the bonds will depend, in part, on actual energy usage and energy demands, and the rate of delinquencies and write-offs. The fixed recovery charges are required to be adjusted from time to time based in part on the actual rate of collected fixed recovery charges. However, we can give no assurance that the servicer will be able to forecast accurately actual electricity usage and the rate of delinquencies and write-offs or implement adjustments to the fixed recovery charges that will cause collected fixed recovery charges to be received at any particular rate. Please read “Risk Factors—Servicing Risks—Inaccurate consumption or collection forecasting might reduce scheduled payments on the bonds” and “SCE’s Financing Order—Fixed Recovery Charges—The Financing Order Requires the Servicer to Periodically to “True-Up” the Fixed Recovery Charge” in this prospectus.

The bonds may be retired later than expected. Except in the event of an acceleration of the final payment date of the bonds after an event of default, however, the bonds will not be paid at a rate faster than that contemplated in the expected sinking fund schedule for each tranche of the bonds even if the receipt of collected fixed recovery charges is accelerated. Instead, receipts in excess of the amounts necessary to amortize the bonds in accordance with the applicable expected sinking fund schedules, to pay interest and related fees and expenses and to fund subaccounts of the collection account will be allocated to the excess funds subaccount. Amounts on deposit in the excess funds subaccount will be taken into consideration in calculating the next true-up adjustment. Acceleration of the final maturity date after an event of default in accordance with the terms thereof will result in payment of principal earlier than the related scheduled final payment dates. A payment on a date that is earlier than forecast might result in a shorter weighted average life, and a payment on a date that is later than forecast might result in a longer weighted average life. In addition, if a larger portion of the delayed payments on the bonds is received in later years, the bonds may have a longer weighted average life.

Weighted Average Life Sensitivity

Weighted average life refers to the average amount of time from the date of issuance of a security until each dollar of principal of the security has been repaid to the investor. The rate of principal payments on each tranche of bonds, the aggregate amount of each interest payment on each tranche of bonds and the actual final payment date of each tranche of bonds will depend on the timing of the servicer’s receipt of fixed recovery charges from ESPs. Changes in the expected weighted average lives of the tranches of the bonds in relation to variances in actual energy consumption levels (retail electric sales) from forecast levels are shown below.

Weighted Average Life Sensitivity
		-5% ( Standard Deviations from Mean)		-15% ( Standard Deviations from Mean)
Tranche	Expected Weighted Average Life (Years)	WAL (yrs)	Change (days)*	WAL (yrs)	Change (days)*

*	Number is rounded to whole days

Assumptions

For the purposes of preparing the above chart, the following assumptions, among others, have been made: (i) in relation to the initial forecast, the forecast error stays constant over the life of the bonds and is equal to an overestimate of electricity consumption of 5% (             standard deviations from mean) or 15% (                     standard deviations from mean), (ii) the servicer makes timely and accurate filings to true-up the fixed recovery charges annually, (iii) customer write-off rates are held constant at     % for all FRC consumer classes, (iv) ESPs remit all fixed recovery charges          days after such charges are billed, (v) operating expenses are equal to projections, (vi) there is no acceleration of the final maturity date of the bonds; (vii) a permanent loss of all customers has not occurred; and (viii) the issuance date of the bonds is                     , 2021. There can be no assurance that the weighted average lives of the bonds will be as shown.

THE SALE AGREEMENT

The following summary describes particular material terms and provisions of the sale agreement pursuant to which we will purchase recovery property from the seller. We have filed the form of the sale agreement as an exhibit to the registration statement of which this prospectus forms a part.

Sale and Assignment of the Recovery Property

On the issuance date, pursuant to a sale agreement, the seller will sell and assign recovery property to us, without recourse, except as provided in such sale agreement. The recovery property acquired on that date represents the irrevocable right to receive, through a fixed recovery charge, amounts sufficient to recover recovery costs relating to the bonds and costs of recovering, financing, or refinancing those recovery costs, including operating expenses, as authorized by the financing order. We will apply the net proceeds that we receive from the sale of the bonds to the purchase of the recovery property acquired on that date.

In accordance with the Securitization Law, the transfer by SCE to us of recovery property will be deemed perfected as against third persons when the CPUC has issued the financing order authorizing the fixed recovery charges included in the recovery property and SCE executes and delivers to us a written assignment of that recovery property.

Conditions to the Sale of Recovery Property

Our obligation to purchase and the seller’s obligation to sell recovery property on the issuance date is subject to the satisfaction of each of the following conditions:

•	on or prior to the issuance date, the seller must duly execute and deliver the Sale Agreement to the us;

•	on or prior to the issuance date, the seller must have received the financing order from the California commission authorizing the creation of the recovery property;

•	on or prior to the issuance date, the seller must have filed the issuance advice letter with the California commission and such letter must be effective;

•

as of the issuance date, the seller may not be insolvent and may not be made insolvent by the sale of recovery property to us, and the seller may not be aware of any pending insolvency with respect to itself;

•

as of the issuance date, the representations and warranties of the seller in the sale agreement must be true and correct (except to the extent they relate to an earlier date), the seller may not have breached any of its covenants in the sale agreement, and the servicer may not be in default under the servicing agreement;

•

as of the issuance date, we must have sufficient funds available to pay the purchase price for recovery property to be conveyed and all conditions to the issuance of the bonds intended to provide the funds to purchase that recovery property set forth in the indenture must have been satisfied or waived;

•

on or prior to the issuance date, the seller must have taken all action required to transfer ownership of recovery property to be conveyed to us on the issuance date, free and clear of all liens other than liens created by us pursuant to the basic documents and to perfect such transfer including, without limitation, filing any statements or filings under the Securitization Law or the Uniform Commercial Code; and we or the servicer, on our behalf, must have taken any action required for us to grant the trustee a lien and first priority perfected security interest in the collateral and maintain that security interest as of the issuance date;

•

the seller must receive and deliver to us and the trustee an opinion or opinions of outside tax counsel (as selected by the seller, and in form and substance reasonably satisfactory to us and the underwriters)

to the effect that: (i) we will not be subject to United States federal income tax as an entity separate from our sole owner and that the bonds will be treated as debt of our sole owner for U.S. federal income tax purposes and (ii) for U.S. federal income tax purposes, the issuance of the bonds will not result in gross income to the seller;

•

on and as of the issuance date, our limited liability company agreement, the servicing agreement, the sale agreement, the indenture, the Securitization Law, the financing order and any tariff authorizing the collection of fixed recovery charges must be in full force and effect; and

•	the seller must deliver to us and to the trustee an officers’ certificate confirming the satisfaction of each of these conditions.

Seller Representations and Warranties

In the sale agreement, the seller will represent and warrant to us, as of the issuance date, to the effect, among other things, that:

•

no portion of the recovery property has been sold, transferred, assigned or pledged or otherwise conveyed by the seller to any person other than us and immediately prior to the sale of the recovery property, the seller owns the recovery property free and clear of all liens and rights of any other person, and no offsets, defenses or counterclaims exist or have been asserted with respect to the recovery property;

•

on the issuance date, immediately upon the sale under the sale agreement, the recovery property transferred on the issuance date will be validly transferred and sold to us, we will own the recovery property free and clear of all liens (except for liens created in your favor by the Securitization Law and the basic documents) and all filings and action to be made or taken by the seller (including filings with the Secretary of State of California under the Securitization Law) necessary in any jurisdiction to give us a perfected ownership interest (subject to any lien created by us or by the Securitization Law in your favor under the basic documents or the Securitization Law) in the recovery property will have been made or taken;

•

subject to the clause below regarding assumptions used in calculating the fixed recovery charges as of the issuance date, all written information, as amended or supplemented from time to time, provided by the seller to us with respect to the recovery property (including the expected sinking fund schedule, the financing order and the issuance advice letter relating to the recovery property) is true and correct in all material respects;

•	under the laws of the State of California (including the Securitization Law) and the United States in effect on the issuance date:

•

the financing order and issuance advice letter pursuant to which the rights and interests of the seller in the recovery property have been created, including the right to impose, collect and receive the fixed recovery charges and, the interest in and to the recovery property, has become final and non-appealable and is in full force and effect, and the seller has validly and irrevocably consented to the terms of the financing order;

•

the bonds are entitled to the protection provided in specific sections of the Securitization Law, subject to the limitations specified therein (please read “The Recovery Property and the Securitization Law” in this prospectus);

•	the process by which the financing order was approved and the financing order, issuance advice letter and tariff comply with all applicable laws and regulations;

•

no other approval, authorization, consent, order or other action of, or filing with any governmental authority is required on the part of the seller in connection with the creation of the recovery property, except those that have been obtained or made;

•

the issuance advice letter and the tariff have been filed in accordance with the financing order and an officer of the seller has provided the certification to the California commission required by the issuance advice letter;

•

no other approval, authorization, consent, order or other action of, or filing with any governmental authority is required in connection with the creation of the recovery property, except those that have been obtained or made; and

•

the State of California has pledged that it will neither limit nor alter, except as provided with respect to the true-up mechanism, the fixed recovery charges, the recovery property, the financing order, or any rights under the financing order until the bonds, together with the interest on the bonds and associated financing costs related to the bonds, are fully paid and discharged, the State of California could not constitutionally take any action of a legislative character, including the repeal or amendment of the Securitization Law, which would substantially limit or alter the fixed recovery charges, the recovery property or other rights vested in the bondholders pursuant to the financing order, the financing order or any rights under the financing order, absent adequate provision for the protection of SCE and bondholders, and, under the takings clauses of the California and United States Constitutions, the State of California could not repeal or amend the Securitization Law or take any other action in contravention of its pledge and agreement quoted above without paying just compensation to the bondholders, as determined by a court of competent jurisdiction, if, for a public use the law (a) constituted a permanent appropriation of a substantial property interest of the bondholders in the recovery property or denied all economically productive use of the recovery property; (b) destroyed the recovery property other than in response to emergency conditions; or (c) substantially reduced, altered or impaired the value of the recovery property so as to unduly interfere with the reasonable expectations of the bondholders arising from their investments in the bonds, however, there is no assurance that, even if a court were to award just compensation, it would be sufficient to pay the full amount of principal and interest on the bonds;

•

based on information available to the seller on the issuance date, the assumptions used in calculating the fixed recovery charges as of the issuance date are reasonable and are made in good faith; however, notwithstanding the foregoing, SCE makes no representation or warranty, express or implied, that amounts actually collected arising from those fixed recovery charges will in fact be sufficient to meet the payment obligations on the related bonds or that the assumptions used in calculating such fixed recovery charges will in fact be realized;

•	upon the effectiveness of the financing order, the issuance advice letter and the tariff with respect to the transferred recovery property and the transfer of such recovery property to us:

•

the right and interest of the seller under the financing order in and to the fixed recovery charges established in the financing order, including all rights to obtain true-up adjustments, become recovery property;

•	the recovery property constitutes an existing present property right vested in us;

•

the recovery property includes (i) the right title and interest in and to the fixed recovery charges, including the right to obtain adjustments of such charges as authorized in the financing order, and (ii) the right to be paid the fixed recovery charges, as well as all revenues, collections, claims, payments, moneys, or proceeds of or arising from the fixed recovery charges;

•

the owner of the recovery property is legally entitled to bill fixed recovery charges and collect payments in respect of the fixed recovery charges in the aggregate sufficient to pay the interest on and principal of the related bonds in accordance with the indenture, to pay the fees and expenses of servicing the bonds, to replenish the capital subaccount to the required capital level until the bonds are paid in full; and

•	the recovery property is not subject to any lien other than the lien created by the basic documents or pursuant to the Securitization Law;

•

the seller is a corporation duly organized and in good standing under the laws of the State of California, with the requisite corporate power and authority to own its properties and conduct its business as currently owned or conducted;

•

the seller has the requisite corporate power and authority to obtain the financing order and to own the rights and interests under the financing order relating to the bonds, to sell and assign those rights and interests to us, whereupon (subject to the effectiveness of the related issuance advice letter) such rights and interests will become recovery property;

•

the seller is duly qualified to do business and is in good standing, and has obtained all necessary licenses and approvals, in all jurisdictions in which the ownership or lease of property or the conduct of its business shall require qualifications, licenses or approvals (except where the failure to so qualify or obtain such licenses and approvals would not be reasonably likely to have a material adverse effect on the seller’s business, operations, assets, revenues or properties).

•

the seller has the requisite corporate power and authority to execute and deliver the sale agreement and to carry out its terms, and the execution, delivery and performance of the sale agreement have been duly authorized by the seller by all necessary corporate action;

•

the sale agreement constitutes a legal, valid and binding obligation of the seller, enforceable against it in accordance with its terms, subject to customary exceptions relating to bankruptcy, creditor’s rights and equitable principles;

•

the consummation of the transactions contemplated by the sale agreement and the fulfillment of its terms do not (a) conflict with the seller’s organizational documents or any indenture or other agreement or instrument to which the seller is a party or by which it or any of its property is bound, (b) result in the creation or imposition of any lien upon the seller’s properties pursuant to the terms of any such indenture, agreement or other instrument (other than any liens that may be granted in favor of the trustee for the benefit of the bondholders or any liens created by us pursuant to the Securitization Law and the financing order or the basic documents), (c) violate any existing law or any existing order, rule or regulation applicable to the seller and (d) is consistent with the Securitization Law and the financing order;

•

no proceeding is pending and, to the seller’s knowledge, no proceeding is threatened and, to the seller’s knowledge, no investigation is pending or threatened before any governmental authority having jurisdiction over the seller or its properties involving or relating to the seller or to the issuing entity or, to the seller’s knowledge, any other person:

•	asserting the invalidity of the Securitization Law, the financing order, the issuance advice letter, the sale agreement, the bonds and the basic documents;

•	seeking to prevent the issuance of the bonds or the consummation of any of the transactions contemplated by the sale agreement or any of the other basic documents;

•

seeking a determination that could reasonably be expected to materially and adversely affect the performance by the seller of its obligations under, or the validity or enforceability of, the Securitization Law, the financing order, the bonds, the issuance advice letter, the sale agreement or the other basic documents; or

•	seeking to adversely affect the federal income tax or state income or franchise tax classification of the bonds as debt;

•

except for financing statements under the Uniform Commercial Code and other filings under the Securitization Law, no governmental approvals, authorizations, consents, orders or other actions or filings with any governmental authority are required for the seller to execute, deliver and perform its obligations under the sale agreement except those which have previously been obtained or made or are required to be made by the servicer in the future pursuant to the servicing agreement;

•	the information describing the seller under the caption “The Depositor, Seller, Initial Servicer and Sponsor” in this prospectus is true and correct in all material respects;

•

there is no order by any court providing for the revocation, alteration, limitation or other impairment of the Securitization Law, the financing order, the issuance advice letter, the recovery property or the fixed recovery charges or any rights arising under any of them or that seeks to enjoin the performance of any obligations under the financing order; and

•	after giving effect to the sale of the recovery property under the sale agreement, SCE:

•	is solvent and expects to remain solvent;

•	is adequately capitalized to conduct its business and affairs considering its size and the nature of its business and intended purposes;

•	is not engaged and does not expect to engage in a business for which its remaining property represents an unreasonably small portion of its capital;

•	reasonably believes that it will be able to pay its debts as they become due; and

•	is able to pay its debts as they mature and does not intend to incur, or believes that it will not incur, indebtedness that it will not be able to repay at its maturity.

The seller will not make any representation or warranty, express or implied, that billed fixed recovery charges will be actually collected from customers.

Certain of the representations and warranties that the seller makes in the sale agreement involve conclusions of law. The seller makes those representations and warranties in order to reflect the understanding of the basis on which we are issuing the bonds and to reflect the agreement that if this understanding proves to be incorrect, the seller will be obligated to indemnify us.

The representations and warranties made by the seller will survive the execution and delivery of the sale agreement, and our pledge of the recovery property to the trustee. The seller will not be in breach of any representation or warranty as a result of any change in law occurring after the issuance date including by means of any legislative enactment, constitutional amendment or voter initiative that renders any of the representations or warranties untrue.

Covenants of the Seller

In the sale agreement, the seller makes the following covenants:

•

Subject to its right to assign its rights and obligations to a successor utility under the sale agreement, so long as any of the bonds are outstanding, the seller will (a) keep in full force and effect its existence and remain in good standing under the laws of the jurisdiction of its organization, (b) obtain and preserve its qualifications to do business in those jurisdictions necessary to protect the validity and enforceability of the sale agreement and the other basic documents or to the extent necessary to perform its obligations under the sale agreement and the other basic documents and (c) continue to operate its distribution system to provide service to its customers.

•

Except for the conveyances under the sale agreement or any lien under the Securitization Law for the benefit of us, the bondholders or the trustee, the seller will not sell, pledge, assign or transfer, or grant, create, incur, assume or suffer to exist any lien on, any of the recovery property, or any interest therein, and the seller will defend the right, title and interest of us and of the trustee on behalf of the bondholders, in, to and under the recovery property against all claims of third parties claiming through or under the seller. The seller also covenants that, in its capacity as seller, it will not at any time assert any lien against, or with respect to, any of the recovery property.

•

If the seller receives any payments in respect of the fixed recovery charges or the proceeds thereof other than in its capacity as the servicer, the seller agrees to pay all those payments to the servicer, on behalf of us, and to hold such amounts in trust for us and the trustee prior to such payment.

•

If the seller becomes a party to any future trade receivables purchase and sale arrangement or similar arrangement under which it sells all or any portion of its accounts receivables owing from customers who are obligated to pay the fixed recovery charge, the seller and the other parties to such arrangement shall enter into an intercreditor agreement in connection therewith and the terms of the documentation evidencing such trade receivables purchase and sale arrangement or similar arrangement shall expressly exclude fixed recovery charges from any receivables or other assets pledged or sold under such arrangement.

•

If the seller enters into a sale agreement selling to any other affiliate property consisting of nonbypassable charges payable by customers comparable to those sold by the seller pursuant to the sale agreement, the rating agency condition must be satisfied with respect to the bonds prior to or coincident with such sale and the seller will enter into an intercreditor agreement with us, the trustee for the bonds, the issuer of any such additional recovery bonds or additional securitization bonds and the trustee for such additional recovery bonds or additional securitization bonds described in “Security for the Bonds—Intercreditor Agreement”.

•

The seller will notify us and the trustee promptly after becoming aware of any lien on any of the recovery property, other than the conveyances under the sale agreement, or any lien under the basic documents or under the Securitization Law or the UCC in favor of the trustee for the benefit of the bondholders.

•

The seller agrees to comply with its organizational or governing documents and all laws, treaties, rules, regulations and determinations of any governmental authority applicable to it, except to the extent that failure to so comply would not materially adversely affect our or the trustee’s interests in the recovery property or under the basic documents to which the seller is a party or the seller’s performance of its obligations under the basic documents to which the seller is a party.

•	So long as any of the bonds are outstanding, the seller will:

•	treat the recovery property as our property for all purposes other than for financial reporting, state or federal regulatory or tax purposes;

•	treat the bonds as debt of the issuing entity, other than for financial reporting, state or federal regulatory or tax purposes;

•

disclose in its financial statements that we and not the seller are the owner of the recovery property and that our assets are not available to pay creditors of the seller or its affiliates (other than us);

•	not own or purchase any recovery bonds; and

•	disclose the effects of all transactions between us and the seller in accordance with generally accepted accounting principles.

•

The seller agrees that, upon the sale by the seller of recovery property to us pursuant to the sale agreement, to the fullest extent permitted by law, we will have all of the rights originally held by the seller with respect to the recovery property, including the right to exercise any and all rights and remedies to collect any amounts payable by any customer in respect of the transferred recovery property, notwithstanding any objection or direction to the contrary by the seller, and any payment by any customer to us will discharge that customer’s obligations in respect of that recovery property to the extent of that payment, notwithstanding any objection or direction to the contrary by the seller;

•	So long as any of the bonds are outstanding:

•	In all proceedings relating directly or indirectly to the recovery property, the seller will affirmatively certify and confirm that it has sold all of its rights and interests in and to such property (other than for financial reporting or tax purposes), and will not make any statement or reference in respect of the recovery property that is inconsistent with our ownership interest (other than for financial accounting, state or regulatory or tax purposes).

•

The seller will not take any action in respect of the recovery property except solely in its capacity as servicer pursuant to the servicing agreement or as otherwise contemplated by the basic documents.

•

Neither the seller nor the issuing entity will file any tax return, or make any election inconsistent with the treatment of the issuing entity, for federal income tax purposes and, to the extent consistent with applicable state tax law, state income and franchise tax purposes, as a disregarded entity that is not separate from the seller (or, if relevant, from another sole owner of us, as the issuing entity).

•

The seller will execute and file the filings required by law to fully preserve, maintain, protect and perfect our ownership interest in and the trustee’s lien on the recovery property, including all filings required under the Securitization Law and the UCC relating to the transfer of the ownership of the rights and interests related to the bonds under the financing order by the seller to us and the pledge of the recovery property to the trustee. The seller will institute any action or proceeding necessary to compel performance by the California commission, the State of California or any of their respective agents of any of their obligations or duties under the Securitization Law, the financing order or any issuance advice letter. The seller also will take those legal or administrative actions, including defending against or instituting and pursuing legal actions and appearing or testifying at hearings or similar proceedings, in each case, as may be reasonably necessary (i) to protect us, the bondholders and the trustee from claims, state actions or other actions or proceedings of third parties which, if successfully pursued, would result in a breach of any representation or warranty of the seller in the sale agreement and (ii) to block or overturn any attempts to cause a repeal of, modification of or supplement to the Securitization Law, the financing order, any issuance advice letter or the rights of holders by legislative enactment or constitutional amendment that would be materially adverse to us, the trustee or the bondholder or which would otherwise cause an impairment of our rights or those of the bondholders and the trustee, and the seller will pay the costs of any such actions or proceedings.

•

Even if the sale agreement or the indenture is terminated, the seller will not, prior to the date which is one year and one day after the termination of the indenture and payment in full of the bonds or any other amounts owed under the indenture, petition or otherwise invoke or cause us to invoke the process of any court or government authority for the purpose of commencing or sustaining a case against us under any federal or state bankruptcy, insolvency or similar law, appointing a receiver, liquidator, assignee, trustee, custodian, sequestrator or other similar official or any substantial part of our property, or ordering the winding up or liquidation of our affairs.

•

So long as any of the bonds are outstanding, the seller will, and will cause each of its subsidiaries to, pay all material taxes, assessments and governmental charges imposed upon it or any of its properties or assets or with respect to any of its franchises, business, income or property before any penalty accrues if the failure to pay any such taxes, assessments and governmental charges would, after any applicable grace periods, notices or other similar requirements, result in a lien on the transferred recovery property; provided that no such tax need be paid if the seller or any of its affiliates is contesting the same in good faith by appropriate proceedings promptly instituted and diligently conducted and if the seller or such affiliate has established appropriate reserves as shall be required in conformity with generally accepted accounting principles.

•	The seller will not withdraw the filing of any issuance advice letter with the California commission.

•	The seller will make all reasonable efforts to keep each tariff in full force and effect at all times.

•

Promptly after obtaining knowledge of any breach in any material respect of its representations, warranties or covenants in the sale agreement, the seller will notify us, the trustee, the California commission and the rating agencies of the breach.

•	The seller will use the proceeds of the sale of the recovery property in accordance with the financing order and the Securitization Law.

•

Upon our request, the seller will execute and deliver such further instruments and do such further acts as may be necessary to carry out more effectively the provisions and purposes of the sale agreement.

Indemnification

The seller will indemnify, defend and hold harmless us, the trustee (for itself and for the benefit of the bondholders) and any of our and the trustee’s officers, directors, employees and agents against:

•	any and all amounts of principal and interest on the bonds not paid when due or when scheduled to be paid,

•

any other amounts payable to any person in connection with the bonds or in connection with the recovery property, including but not limited to trustee’s fees and expenses, that are not paid when due or when scheduled to be paid pursuant to the applicable indenture;

•

the amount of any other deposits to the collection account required to have been made in accordance with the terms of the basic documents and retained in the capital subaccount, in the excess funds subaccount or released to us free of the lien of the applicable indenture, which are not made when so required;

•	any taxes payable by bondholders resulting in a breach of a specific tax representation of the seller; and

•	any reasonable costs and expenses incurred by such person that are not recoverable pursuant to the applicable indenture;

in each case to the extent resulting from the Seller’s breach of any of its representations, warranties or covenants contained in the sale agreement, except to the extent of losses either resulting from the willful misconduct, bad faith or gross negligence of such indemnified persons or resulting from a breach of representation or warranty in any of the basic documents of the party seeking indemnification.

The seller’s indemnification obligations survive the resignation or removal of the trustee and the termination of the sale agreement. The seller be liable in accordance with the sale agreement only to the extent of the obligations specifically undertaken by the seller in the sale agreement.

Successors to the Seller

Any person (a) into which the seller may be merged, converted or consolidated and that succeeds to all or substantially all of the electric distribution business of the seller, (b) that results from the division of the seller into two or more persons and succeeds that to all or substantially all of the electric distribution business of the seller, (c) that results from any merger or consolidation to which the seller shall be a party and that succeeds to all or substantially all of the electric distribution business of the seller, (d) that succeeds to the properties and assets of the seller substantially as a whole, or succeeds to all or substantially all of the electric distribution business of the seller, or (e) that otherwise succeeds to all or substantially all of the electric distribution business of the seller, shall be the successor to the seller under the sale agreement without further act on the part of any of the parties to the sale agreement; provided that the following conditions are met:

•

immediately after giving effect to any transaction referred to in this paragraph, no representation, warranty or covenant made in the sale agreement will have been breached, and no servicer default, and no event that, after notice or lapse of time, or both, would become a servicer default will have occurred and be continuing,

•	the successor must execute an agreement of assumption to perform all of the obligations of the seller under the sale agreement,

•	officers’ certificates and opinions of counsel specified in the sale agreement will have been delivered to us and the trustee, and

•	the rating agencies will have received prior written notice of the transaction.

Amendment

The sale agreement may be amended in writing by the seller and us, if a copy of the amendment is provided by us to each rating agency and the rating agency condition is satisfied, with the consent of the trustee. If any such amendment would adversely affect the interest of any bondholder in any material respect, the consent of the holders of a majority of each affected tranche of bonds is also required. In determining whether a majority of holders have consented, bonds owned by us, SCE or any affiliate of us shall be disregarded, except that, in determining whether the trustee shall be protected in relying upon any such consent, the trustee shall only be required to disregard any bonds it actually knows to be so owned.

In addition, the sale agreement may be amended in writing by the seller and us with ten business days’ prior written notice given to the rating agencies, but without the consent of any of the bondholders, (i) to cure any ambiguity, to correct or supplement any provisions in the sale agreement or for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions in the sale agreement or of modifying in any manner the rights of the bondholders; provided, however, that such action shall not, as evidenced by an officer’s certificate delivered to us and the trustee, adversely affect in any material respect the interests of any bondholder or (ii) to conform the provisions of the sale agreement to the description of the sale agreement in this prospectus. Promptly after the execution of any such amendment or consent, we will furnish copies of such amendment or consent to each of the rating agencies.

THE SERVICING AGREEMENT

The following summary describes the material terms and provisions of the servicing agreement pursuant to which the servicer is undertaking to service the recovery property. We have filed the form of the servicing agreement as an exhibit to the registration statement of which this prospectus forms a part.

Servicing Procedures

The servicer will manage, service and administer, bill, collect and post all payments in respect of, the recovery property according to the terms of the servicing agreement. The servicer’s duties will include:

•	calculating consumption, billing the fixed recovery charges, collecting the fixed recovery charges from customers and posting all collections;

•	responding to inquiries of customers, the California commission or any other governmental authority regarding the recovery property or fixed recovery charges;

•	investigating and handling delinquencies (and furnishing reports with respect to such delinquencies to us);

•	processing and depositing collections and making periodic remittances;

•	furnishing periodic and current reports and statements to us, the California commission, the rating agencies and the trustee;

•	making all filings with the California commission and taking all other actions necessary to perfect our ownership interests in and the trustee’s lien on the recovery property;

•	making all filings and taking such other action as may be necessary to perfect the trustee’s lien on and security interest in all collateral;

•	selling, as our agent, as our interests may appear, defaulted or written off accounts;

•	taking all necessary action in connection with true-up adjustments; and

•	performing other duties specified under the financing order.

The servicer will be required to notify us, the trustee and the rating agencies in writing if it becomes aware of any laws or commission regulations promulgated after the execution of the servicing agreement that have a material adverse effect on the servicer’s ability to perform its duties under the servicing agreement. The servicer is also authorized to execute and deliver documents and to make filings and participate in proceedings on our behalf.

In addition, upon our reasonable request or the reasonable request of the trustee or any rating agency, the servicer will provide to us, the trustee or any rating agency public financial information about the servicer and any material information about the recovery property that is reasonably available, as may be reasonably necessary and permitted by law to enable us, the trustee or any rating agency to monitor the servicer’s performance, provided, however, that any such request by the trustee shall not create any obligation for the trustee to monitor the performance of the servicer. In addition, so long as any bonds are outstanding, the servicer will provide within a reasonable time after written request thereof, any information available to the servicer or reasonably obtainable by it that is necessary to calculate the fixed recovery charges applicable to each FRC consumer class. The servicer will also prepare any reports required to be filed by us with the SEC, as further described below, and will cause to be delivered required opinions of counsel to the effect that all filings with the State of California necessary to preserve and protect the interests of the trustee in the recovery property have been made.

Servicing Standards and Covenants

The servicing agreement will require the servicer to (i) manage, service, administer, bill, collect and calculate fixed recovery charges in accordance with the Securitization Law and post collections in respect of the recovery property with reasonable care and in material compliance with applicable requirements of law, including all applicable regulations of the California commission, (ii) follow customary standards, policies and procedures for the industry in California in performing its duties as servicer, (iii) use all reasonable efforts, consistent with its customary servicing procedures, to enforce, and maintain rights in respect of, the recovery property and to bill and collect the fixed recovery charges, (iv) comply with all requirements of law, including all applicable regulations and guidelines of the California commission applicable to and binding on it relating to the recovery property, (v) file all California commission notices described in the Securitization Law and file and maintain the effectiveness of UCC financing statements with respect to the property transferred to us under the sale agreement and (vi) take such other action on our behalf to ensure that the lien of the trustee on the collateral remains perfected and of first priority. The servicer shall follow customary and usual practices and procedures as it deems necessary or advisable in servicing the recovery property, which, in the servicer’s judgment, may include taking legal action at our expense but subject to the priority of payments set forth in the indenture or in the series supplement.

Notwithstanding anything to the contrary in the servicing agreement, the duties of the servicer set forth in the servicing agreement shall be qualified and limited in their entirety by the Securitization Law, the financing order, any California commission regulation and U.S. federal securities laws and the rules and regulations promulgated thereunder as in effect at the time such duties are to be performed.

The servicing agreement will also require the servicer to provide various reports regarding the fixed recovery charges and allocation of the fixed recovery charges among various classes of customers and payments to the bondholders, in each case as are necessary to effect collection, allocation and remittance of payments in respect of fixed recovery charges and other collected funds as required under the basic documents.

The servicer will be responsible for instituting any action or proceeding to compel performance by the State of California or the California commission of their respective obligations under the Securitization Law, the financing order and any true-up adjustment. The servicer will take such legal or administrative actions, including defending against or instituting and pursuing legal actions and appearing or testifying at hearings or similar proceedings, as may be reasonably necessary to attempt to block or overturn any attempts to cause a repeal of, modification of or supplement to the Securitization Law, the financing order or the rights of holders of recovery property by legislative enactment, constitutional amendment or other means that would be adverse to bondholders. Any costs associated with such legal or administrative action will be borne by us as an operating expense; provided, however, that the servicer will be obligated to institute and maintain such action or proceedings only if it is being reimbursed on a current basis for its costs and expenses in taking such actions in accordance with the related indenture or series supplement, and is not required to advance its own funds to satisfy these obligations.

True-Up Adjustment Filings

The servicing agreement requires the servicer to file routine true-up mechanism advice letters to secure annual and, after the scheduled final payment date for the latest maturing bond, to file advice letters for mandatory interim true-up adjustments. The servicing agreement also requires the servicer to file advice letters for routine interim true-up adjustments at any time for any reason if the servicer forecasts that projected fixed recovery charge collections will be insufficient to pay principal of and interest on the bonds and other related financing costs to otherwise satisfy the periodic payment requirement.

The servicing agreement also permits the servicer to file requests for an allocation factor non-routine true-up adjustment at any time coincident with or following a change to SCE’s base rates that includes a change in the GRC allocation factors among FRC consumer classes used in methodology used to determine the fixed recovery charges approved in the financing order.

In addition, the financing order permits the servicer to file a request for an other factor non-routine true-up adjustment at any time to revise the logic of the methodology used to determine the fixed recovery charges approved in the financing order. No other factor non-routine true-up adjustment will become effective unless the rating agency condition is satisfied. For more information on the true-up adjustment process, please read “SCE’s Financing Order—Fixed Recovery Charges—The Financing Order Requires the Servicer to Periodically to “True-Up” the Fixed Recovery Charge” in this prospectus.

Each true-up adjustment will allocate the revenue requirement among the FRC consumer classes in accordance with the methodology used to determine the fixed recovery charges approved in the financing order, including as the methodology as the same may be modified by other factor non-routine true-up adjustment filing described in the prior paragraphs. Prior to each true-up adjustment filing, the servicer will update the data and assumptions used to calculate the fixed recovery charges, including projected electricity consumption during the next two payment periods based upon the most recent approved forecasts. Please read “SCE’s Financing Order—Fixed Recovery Charges—The Financing Order Establishes the Methodology used to Calculate the Fixed Recovery Charges” in this prospectus.

Remittances to Collection Account

The servicer will remit estimated fixed recovery charge collections directly to the trustee on a daily basis. The servicer will remit estimated fixed recovery charges based on estimated collections using the ADO on SCE’s retail bills. Fixed recovery charge collections remitted will represent the charges estimated to be received for any period based upon the daily billed amounts and ADO.

Each day on which those remittances are made is referred to as a daily remittance date. The servicer will remit estimated fixed recovery collections, based on daily billed amounts and the average number of days customer bills remain outstanding, to the trustee within two servicer business days after such payments are estimated to have been received, provided that, upon an event of servicer default, the servicer is required to remit actual fixed recovery collections, without regard to ADO, and the average number of days customer bills remain outstanding. No less often than semi-annually (except in the case of the first reconciliation after the first payment date), the servicer and the trustee will reconcile remittances of estimated actual fixed recovery charge collections with actual fixed recovery charge collections, which shall be based on estimated fixed recovery charges, updated to reflect revised ADO set forth in a reconciliation certificate. To the extent the remittances of estimated fixed recovery charge collections exceed the actual fixed recovery charge collections, as adjusted based on the revised ADO contained in the reconciliation certificate, the servicer will be entitled to withhold the excess amount from any subsequent remittance to the trustee until the balance of such excess is reduced to zero. To the extent the remittances of estimated fixed recovery charge collections are less than the actual fixed recovery charge collections, as adjusted based on the revised ADO contained in the reconciliation certificate, the servicer will remit the amount of the shortfall to the trustee within ten business days. Although the servicer will remit estimated fixed recovery charge collections to the trustee, the servicer will not be obligated to make any payments on the bonds.

The servicing agreement and the financing order require that, in the event a customer does not pay in full all amounts owed under any bill, including fixed recovery charges, any resulting shortfalls in fixed recovery charges will be allocated ratably between the trustee and other bond trustees for each series of additional recovery bonds.

The servicer has agreed and acknowledged that it holds all fixed recovery charge collections received by it and any other proceeds for the recovery bond collateral received by it for the benefit of the trustee and the bondholders and that all such amounts will be remitted by the servicer without any surcharge, fee, offset, charge or other deduction. The servicer has further agreed not to make any claim to reduce its obligation to remit all fixed recovery charge payments collected by it in accordance with this servicing agreement.

Servicing Compensation

The servicer will be entitled to receive an annual servicing fee in an amount equal to:

•	0. % of the original aggregate principal amount of the bonds for so long as the servicer remains SCE or an affiliate; or

•

if SCE or any of its affiliates is not the servicer, an amount agreed upon by the successor servicer and the trustee, but any amount in excess of 0.    % of the original aggregate principal amount of the bonds must be approved by the California commission.

The servicing fee shall be paid semi-annually, with half of the servicing fee being paid on each payment date, except for the amount of the servicing fee to be paid on the first payment date in which the servicing fee then due will be calculated based on the number of days the Servicing Agreement has been in effect. The trustee will pay the servicing fee on each payment date (together with any portion of the servicing fee that remains unpaid from prior payment dates) to the extent of available funds prior to the distribution of any interest on and principal of the bonds.

Servicer Representations and Warranties; Indemnification

In the servicing agreement, the servicer will represent and warrant to us, as of the issuance date of the bonds, among other things, that:

•

the servicer is duly organized, validly existing and is in good standing under the laws of the state of its organization (which is California, when SCE is the servicer), with requisite corporate or other power and authority to own its properties, to conduct its business as such properties are currently owned and such business is presently conducted by it, and to service the recovery property and hold the records related to the recovery property, and to execute, deliver and carry out the terms of the servicing agreement, and had at all relevant times, and has, the requisite power, authority and legal right to service the recovery property and to hold the recovery property records as custodian;

•

the servicer is duly qualified to do business, is in good standing and has obtained all necessary licenses and approvals in all jurisdictions in which the ownership or lease of property or the conduct of its business (including the servicing of the recovery property as required under the servicing agreement a) requires such qualifications, licenses or approvals (except where a failure to qualify would not be reasonably likely to have a material adverse effect on the servicer’s business, operations, assets, revenues or properties or to its servicing of the recovery property);

•

the execution, delivery and performance of the terms of the servicing agreement have been duly authorized by all necessary action on the part of the servicer under its organizational or governing documents and laws;

•

the servicing agreement constitutes a legal, valid and binding obligation of the servicer, enforceable against it in accordance with its terms, subject to applicable insolvency, reorganization, moratorium, fraudulent transfer and other laws relating to or affecting creditors’ rights generally from time to time in effect and to general principles of equity, regardless of whether considered in a proceeding in equity or at law (including concepts of materiality, reasonableness, good faith and fair dealing);

•

the consummation of the transactions contemplated by the servicing agreement do not conflict with, result in any breach of, nor constitute a default under the servicer’s organizational documents or any indenture or other agreement or instrument to which the servicer is a party or by which it or any of its property is bound, result in the creation or imposition of any lien upon the servicer’s properties pursuant to the terms of any such indenture or agreement or other instrument (other than any lien that may be granted in favor of the trustee for the benefit of bondholders under the basic documents or any lien created pursuant to the Securitization Law) or violate any existing law or any existing order, rule or regulation applicable to the servicer of any governmental authority having jurisdiction over the servicer or its properties;

•

each report or certificate delivered in connection with the issuance advice letter or delivered in connection with any filing made to the California commission by us with respect to the fixed recovery charges or true-up adjustments will be true and correct in all material respects, or, if based in part on or containing assumptions, forecasts or other predictions of future events, such assumptions, forecasts or predictions are reasonable based on historical performance (and facts known to the servicer on the date such report or certificate is delivered);

•

no approval, authorization, consent, order or other action of, or filing with any court, federal or state regulatory body, administrative agency or other governmental instrumentality is required in connection with the execution and delivery by the servicer of the servicing agreement, the performance by the servicer of the transactions contemplated by the servicing agreement or the fulfillment by the servicer of the terms of the servicing agreement, except those that have been obtained or made and those that the servicer is required to make in the future pursuant to the servicing agreement; and

•

no proceeding or, to the servicer’s knowledge, investigation is pending and, to the servicer’s knowledge, no proceeding or investigation is threatened before any governmental authority having jurisdiction over the servicer or its properties involving or relating to the servicer or the issuing entity or, to the servicer’s knowledge, any other person, asserting the invalidity of the servicing agreement or the other basic documents, seeking to prevent issuance of the bonds or the consummation of the transactions contemplated by the servicing agreement or other basic documents, seeking a determination that could reasonably be expected to materially and adversely affect the performance by the servicer of its obligations under or the validity or enforceability of, the servicing agreement, the other basic documents or the bonds or seeking to adversely affect the federal income tax or state income or franchise tax classification of bonds as debt.

The Servicer Will Indemnify Us and Other Entities in Limited Circumstances

Under the servicing agreement, the servicer will agree to indemnify us, the trustee, for itself and on behalf of those holders, the independent manager and any of our and the trustee’s respective trustees, officers, directors, employees and agents against any losses that may be imposed upon, incurred by or asserted against any of those persons as a result of:

•

the servicer’s willful misconduct, bad faith or gross negligence in the performance of its duties or observance of its covenants under the applicable servicing agreement or the servicer’s reckless disregard of its obligations and duties under the applicable servicing agreement or

•	the servicer’s breach of any of its representations and warranties that results in a servicer default under the applicable servicing agreement.

The servicer will not be liable, however, for any losses resulting from the willful misconduct, bad faith or negligence or breach of a representation or warranty in any of the basic documents of the party seeking indemnification.

Furthermore, the servicer is not responsible for any action, decision, ruling, action or delay of the California commission, other than any delay resulting from the servicer’s failure to file required applications in a timely and correct manner or other breach of its duties under the servicing agreements. The servicer also is not liable for the calculation of the fixed recovery charges and true-up adjustments, including any inaccuracy in the assumptions made in the calculation, so long as the servicer has acted in good faith and has not acted in a grossly negligent manner.

Evidence as to Compliance

The servicing agreement will provide that the servicer will furnish annually to us, the trustee and the rating agencies, on or before March 31 of each year, beginning March 31, 2022 or, if earlier, on the date on which the annual report relating to the bonds is required to be filed with the SEC, a report on its assessment of compliance with specified servicing criteria as required by Item 1122(a) of Regulation AB, during the preceding 12 months ended December 31 (or preceding period since the issuance date of the bonds in the case of the first statement), together with a certificate by an officer of the servicer certifying the statements set forth therein.

The servicing agreement also provides that a firm of independent certified public accountants, at the servicer’s expense, will furnish annually to us, the trustee and the rating agencies on or before March 31 of each year, beginning March 31, 2022 or, if earlier, on the date on which the annual report relating to the bonds is required to be filed with the SEC, an annual accountant’s report, which will include any required attestation report that attests to and reports on the servicer’s assessment report described in the immediately preceding paragraph, to the effect that the accounting firm has performed agreed upon procedures in connection with the servicer’s compliance with its obligations under the servicing agreement during the preceding 12 months, identifying the results of the procedures and including any exceptions noted.

Copies of the above reports will be filed with the SEC. You may also obtain copies of the above statements and certificates by sending a written request addressed to the trustee.

The servicer will also be required to deliver to us, the trustee and the rating agencies monthly reports setting forth certain information relating to collections of fixed recovery charges received during the preceding calendar month and, shortly before each payment date, a semi-annual report setting forth the amount of principal and interest payable to bondholders on such date, the difference between the principal outstanding on the bonds and the amounts specified in the related expected sinking fund schedule after giving effect to any such payments, and the amounts on deposit in the capital subaccount and excess funds subaccount after giving effect to all transfers and payments to be made on such payment date. The servicer is required to file copies of the semi-annual payment date reports with the SEC.

In addition, the servicer is required to send copies of each filing or notice evidencing a true-up adjustment to us, the trustee and the rating agencies. The servicer is also required to prepare and deliver certain disclosures to its customers and to ESPs, and to provide to the rating agencies any non-confidential and non-proprietary information about the ESPs as is reasonably requested by the rating agencies.

Matters Regarding the Servicer

The servicing agreement will provide that SCE may not resign from its obligations and duties as servicer thereunder, except if (a) SCE determines that the performance of its duties under the servicing agreement is no longer permissible under applicable law or (b) satisfaction of the following: (i) the rating agency condition shall have been satisfied and (ii) the California commission shall have approved such resignation. No resignation by SCE as servicer will become effective until a successor servicer has assumed SCE’s servicing obligations and duties under the servicing agreement.

The servicing agreement further provides that neither the servicer nor any of its directors, officers, employees, and agents will be liable to us or to the trustee, our managers, you or any other person or entity, except as provided under the servicing agreement, for taking any action or for refraining from taking any action under the servicing agreement or for errors in judgment. However, neither the servicer nor any person or entity will be protected against any liability that would otherwise be imposed by reason of willful misconduct, bad faith or gross negligence in the performance of its duties. The servicer and any of director, officer, employee or agent of the servicer may rely in good faith on the advice of counsel or on any document of any kind, prima facie property executed and submitted by any person respecting any matters under the servicing agreement. In addition, the servicing agreement will provide that the servicer is under no obligation to appear in, prosecute, or defend any legal action, except as provided in the servicing agreement at our expense.

Any person (a) into which the servicer may be merged or consolidated and that succeeds to all or substantially all of the electric distribution business of the servicer, (b) that results from the division of the servicer into two or more entities and succeeds to all or substantially all of the electric distribution business of the servicer, (c) that may result from any merger or consolidation to which the servicer shall be a party and succeeds to all or substantially all of the electric distribution business of the servicer, or (d) that may otherwise succeed to all or substantially all of the electric distribution business of the servicer, shall be the successor to the servicer under this Agreement, provided the following conditions are met;

•	the successor to the servicer must execute an agreement of assumption to perform every obligation of the servicer under the servicing agreement;

•	immediately after giving effect to the transaction, no servicer default and no event that, after notice or lapse of time, or both, would become a servicer default shall have occurred and be continuing

•

the servicer has delivered to us, the trustee and the rating agencies an officer’s certificate and an opinion of counsel stating that the transfer complies with the servicing agreement and all conditions to the transfer under the servicing agreement have been complied with; and

•	the servicer has given prior written notice to the rating agencies.

So long as the conditions of any such assumptions are met, then the prior servicer will automatically be released from its obligations under the servicing agreement.

The servicing agreement permits the servicer to appoint any person to perform any or all of its obligations. However, unless the appointed person is an affiliate of SCE, appointment must satisfy the rating agency condition. In all cases, the servicer must remain obligated and liable under the servicing agreement.

Servicer Defaults

Servicer defaults under the servicing agreement will include (each, a servicer default):

•

any failure by the servicer to remit any amount, including payments arising from the fixed recovery charges into the collection account as required under the servicing agreement, which failure continues unremedied for five business days after written notice from us or the trustee is received by the servicer or after discovery of the failure by an officer of the servicer;

•

any failure by the servicer to duly perform its obligations to make fixed recovery charge adjustment filings in the time and manner set forth in the servicing agreement, which failure continues unremedied for a period of five days;

•

any failure by the servicer or, if the servicer is SCE or an affiliate of SCE, by SCE to observe or perform in any material respect any covenants or agreements in the servicing agreement or the other basic documents to which it is a party, which failure materially and adversely affects the rights of bondholders and which continues unremedied for 60 days after written notice of this failure has been given to the servicer or, if the servicer is SCE or an affiliate of SCE, by us or by the trustee or after such failure is discovered by an officer of the servicer;

•

any representation or warranty made by the servicer in the servicing agreement or any basic document proves to have been incorrect in a material respect when made, which has a material adverse effect on the bondholders and which material adverse effect continues unremedied for a period of 60 days after the giving of written notice to the servicer by us or the trustee after such failure is discovered by an officer of the servicer; and

•	events of bankruptcy, insolvency, receivership or liquidation of the servicer.

Rights Upon a Servicer Default

As long as a default under a servicing agreement remains unremedied, either the trustee for the bonds or the holders of a majority of the outstanding principal amount of the bonds may terminate all the rights and obligations of the servicer under that servicing agreement. However, the servicer’s obligation to continue performing its functions as servicer may not be terminated until a successor servicer is appointed. After the termination, the issuer, with the prior written consent of the trustee, will appoint a successor servicer who will succeed to all the responsibilities, duties and liabilities of the servicer under that servicing agreement. Any successor servicer must also be approved by the California commission.

We, with the prior written consent of the trustee, may appoint, or petition the California commission or a court of competent jurisdiction for the appointment of, a successor servicer, subject to satisfaction of the rating agency condition and all California commission regulations.

In addition, if the servicer defaults in any obligation to remit required amounts to the trustee, the financing order allows holders of bonds and the trustees and representatives of those holders, us or our assignees, and pledgees and transferees of the recovery property for the related series of bonds to petition the California commission to order the sequestration and payment to the trustee of revenues arising from the related recovery property. If, however, the servicer is in bankruptcy, the holders of the bonds and their trustees and representatives, us, our assignees and the pledgees and transferees of the recovery property, and the California commission may be prohibited from obtaining or enforcing such an order. Furthermore, we, the trustee, the holders of the bonds, and the California commission may be prohibited from replacing the servicer if it is in bankruptcy. Please read “Risk Factors—Risks Associated with Potential Bankruptcy Proceedings of the Seller or the Servicer” and “How a Bankruptcy May Affect Your Investment” in this prospectus.

Waiver of Past Defaults

Holders of a series of bonds evidencing not less than a majority in principal amount of the then outstanding bonds, on behalf of all holders, may waive in writing any default by the servicer in the performance of its obligations under the applicable servicing agreement and its consequences, except a default in making any required remittances to the trustee for deposit into the collection account for that series under the applicable servicing agreement.

Successor Servicer

Under the servicing agreement, if for any reason a third party assumes the role of the servicer under the servicing agreements, the servicer must cooperate with us and with the trustee and the successor servicer in terminating the servicer’s rights and responsibilities under the servicing agreements, including the transfer to the successor servicer of all cash amounts then held by the servicer for remittance or subsequently acquired.

Furthermore, even if we appoint a successor servicer, a successor servicer may encounter difficulties in collecting the fixed recovery charges and determining appropriate true-up adjustments to the fixed recover charges. Any successor servicer may have less experience than SCE and less capable systems than those that SCE uses. The appointment of any successor servicer must also be approved by the CPUC. Please read “Risk Factors—Servicing Risks—Your investment in the bonds depends on SCE or its successor or assignee, acting as servicer of the recovery property” and “Risk Factors—Servicing Risks—It might be difficult for successor servicers to collect the fixed recovery charges from SCE’s customers” in this prospectus.

Amendment

The servicing agreement may be amended by the servicer and us with prior written notice given to the rating agencies and the prior written consent of the trustee, which consent of the trustee will not be unreasonably withheld, delayed or conditioned, but without the consent of any of the holders of bonds, to cure any ambiguity, to correct or supplement any provisions in the servicing agreement, to add recovery property subject to the servicing agreement or for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions in the servicing agreement or of modifying in any manner the rights of the holders of bonds, provided, however, that such action shall not adversely affect in any material respect the interests of any holder of bonds. For purposes of an amendment described in this paragraph, any amendment that increases the servicing fee payable to a successor servicer shall not be treated as adversely affecting the interests of any bondholder so long as the Servicing Fee is within the range approved in the financing order.

The servicing agreement may also be amended by the servicer and us with prior written notice given to the rating agencies, the trustee and holders of bonds evidencing not less than a majority of the outstanding amount of the bonds, for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the servicing agreement or of modifying in any manner the rights of the holders of bonds; provided, however, that no such amendment shall (a) increase or reduce in any manner the amount of, or accelerate or delay the timing of collections of fixed recovery charges or (b) reduce the percentage of the outstanding amount of the bonds, the holders of which are required to consent to any such amendment, without the consent of the holders of all the outstanding bonds.

HOW A BANKRUPTCY MAY AFFECT YOUR INVESTMENT

Challenge to True Sale Treatment

SCE will represent and warrant that the transfer of the recovery property in accordance with the sale agreement constitutes a true and valid sale and assignment of that recovery property by SCE to us. It will be a condition of closing for the sale of the recovery property pursuant to the sale agreement that SCE will take the appropriate actions under the Securitization Law to perfect this sale. The Securitization Law provides that a transfer of recovery property by an electrical corporation to an affiliate or a financing entity (as defined in the Securitization Law) which the parties have in the governing documentation expressly stated to be a sale or other absolute transfer, in a transaction approved in a financing order, shall be treated as an absolute transfer of all the transferor’s right, title and interest, as in a “true sale”, and not as a pledge or other financing, of the relevant recovery property, other than for federal and state income and franchise tax purposes. We and SCE will treat such a transaction as a sale under applicable law. However, we expect that bonds will be reflected as debt on SCE’s consolidated financial statements. In addition, we anticipate that the bonds will be treated as debt of SCE for federal income tax purposes. Please read “Material U.S. Federal Income Tax Consequences” in this prospectus. In the event of a bankruptcy of a party to a sale agreement, if a party in interest in the bankruptcy were to take the position that the transfer of the recovery property to us pursuant to that sale agreement was a financing transaction and not a true sale under applicable creditors’ rights principles, there can be no assurance that a court would not adopt this position. Even if a court did not ultimately recharacterize the transaction as a financing transaction, the mere commencement of a bankruptcy of SCE and the attendant possible uncertainty surrounding the treatment of the transaction could result in delays in payments on the bonds.

In that regard, we note that the bankruptcy court in In re LTV Steel Company, Inc., et al., 274 B.R. 278 (Bankr. N. D. Oh. 2001) issued an interim order that observed that a debtor, LTV Steel Company, which had previously entered into securitization arrangements with respect both to its inventory and its accounts receivable may have “at least some equitable interest in the inventory and receivables, and that this interest is property of the Debtor’s estate sufficient to support the entry of” an interim order permitting the debtor to use proceeds of the property sold in the securitization. 274 B.R. at 285. The court based its decision in large part on its view of the equities of the case.

LTV and the securitization investors subsequently settled their dispute over the terms of the interim order and the bankruptcy court entered a final order in which the parties admitted and the court found that the pre-petition transactions constituted “true sales.” The court did not otherwise overrule its earlier ruling. The LTV memorandum opinion serves as an example of the pervasive equity powers of bankruptcy courts and the importance that such courts may ascribe to the goal of reorganization, particularly where the assets sold are integral to the ongoing operation of the debtor’s business.

Even if creditors did not challenge the sale of recovery property as a true sale, a bankruptcy filing by SCE could trigger a bankruptcy filing by us with similar negative consequences for bondholders. In a recent bankruptcy case, In re General Growth Properties, Inc., 406 B.R. 171, (Bankr. S.D.N.Y. 2009), General Growth Properties, Inc. filed for bankruptcy together with many of its direct and indirect subsidiaries, including many subsidiaries that were organized as special purpose vehicles. The bankruptcy court upheld the validity of the filings of these special purpose subsidiaries and allowed the subsidiaries, over the objections of their creditors, to use the lenders’ cash collateral to make loans to the parent for general corporate purposes. The creditors received adequate protection in the form of current interest payments and replacement liens to mitigate any diminution in value resulting from the use of the cash collateral, but the opinion serves as a reminder that bankruptcy courts may subordinate legal rights of creditors to the interests of helping debtors reorganize.

We and SCE have attempted to mitigate the impact of a possible recharacterization of the sale of recovery property from SCE to us as a financing transaction under applicable creditors’ rights principles. The sale agreement will provide that if the transfer of the applicable recovery property is thereafter recharacterized by a court as a financing transaction and not a true sale, SCE will be deemed to have granted to us on behalf of ourselves and the trustee a first priority security interest in all of SCE’s right, title and interest in and to the recovery property and all proceeds thereof. In addition, the sale agreement will require the filing of a financing statement naming SCE as the debtor and us as the secured party and identifying the recovery property and the proceeds thereof as collateral in accordance with the Securitization Law. As a result of this filing, we would be a secured creditor of SCE and entitled to recover against the collateral or its value. This does not, however, eliminate the risk of payment delays or reductions and other adverse effects caused by an SCE bankruptcy.

The Securitization Law provides that the creation, granting, perfection and enforcement of liens and security interests in recovery property are governed by Securitization Law and not by the California UCC. Under the Securitization Law, a valid and enforceable lien and security interest in recovery property arises when all of the following have taken place: the California commission has issued a financing order authorizing the fixed recovery charges included in the recovery property; value has been given by the pledgees of the recovery property and the pledgor has signed a security agreement covering the recovery property. Upon perfection through the filing of a financing statement with the Secretary of State of California pursuant to rules established by the Secretary of State of California in accordance with the California UCC, the security interest shall be a continuously perfected lien and security interest in the recovery property, with priority in the order of filing and taking precedence over any subsequent judicial or other lien creditor. None of this, however, eliminates the risk of payment delays and other adverse effects caused by an SCE bankruptcy.

If for any reason, a financing statement is not filed under the Securitization Law or we fail to otherwise perfect our interest in the recovery property sold pursuant to the sale agreement, and the transfer is thereafter deemed not to constitute a true sale, we would be an unsecured creditor of SCE. Notwithstanding any failure on our part to perfect our interest in the recovery property, under the Securitization Law and the financing order, a statutory lien on the recovery property and the proceeds thereof arises by operation of law automatically without any action on the part of SCE, us or any other person. This statutory lien secures all obligations, then existing or thereafter arising, to the holders and the trustee of the holders of the recovery bonds issued pursuant to the financing order. Under the Securitization Law, this statutory lien is valid, perfected and enforceable against the owner of the recovery property and all third parties upon the effectiveness of the financing order without any further public notice (although protective filings (including the filing by us of financing statements as described above) is permitted under the Securitization Law). If SCE were to become a debtor in a bankruptcy case and a bankruptcy court determined that we were an unsecured creditor, there can be no assurance that the court would be made aware of the statutory lien described above or, if the court was aware of the statutory lien arising under the Securitization Law and the financing order, that the court would determine that trustee and the holders of the recovery bonds have a first priority statutory lien or are secured creditors of SCE.

Consolidation of the Issuing Entity and SCE

If SCE were to become a debtor in a bankruptcy case, a party in interest might attempt to substantively consolidate the assets and liabilities of SCE and us. We and SCE have taken steps to attempt to minimize this risk. Please read “SCE Recovery Funding LLC, The Issuing Entity” in this prospectus. However, no assurance can be given that if SCE were to become a debtor in a bankruptcy case, a court would not order that our assets and liabilities be substantively consolidated with the assets and liabilities of SCE. Substantive consolidation would result in payment of the claims of the beneficial owners of the bonds to be subject to substantial delay and to adjustment in timing and amount under a plan of reorganization in the bankruptcy case.

Status of Recovery Property as Current Property

SCE will represent in the sale agreement, and the Securitization Law provides, that the recovery property sold pursuant to such sale agreement constitutes a current property right on the date that the recovery property is first transferred or pledged in connection with the issuance of bonds. Nevertheless, no assurance can be given that, in the event of a bankruptcy of SCE, a court would not rule that the applicable recovery property comes into existence only as retail electric customers use electricity.

If a court were to accept the argument that the applicable recovery property comes into existence only as retail electric customers use electricity, no assurance can be given that a security interest in favor of the bondholders would attach to the fixed recovery charges in respect of electricity consumed after the commencement of the bankruptcy case or that the recovery property has been sold to us. If it were determined that the recovery property had not been sold to us, and the security interest in favor of the bondholders did not attach to the applicable fixed recovery charges in respect of electricity consumed after the commencement of the bankruptcy case, then we would have an unsecured claim against SCE. In connection with any such court determination, there would be delays and/or reductions in payments on the bonds. Whether or not a court determined that recovery property had been sold to us pursuant to a sale agreement, no assurances can be given that a court would not rule that any fixed recovery charges relating to electricity consumed after the commencement of the bankruptcy could not be transferred to us or the trustee.

In addition, in the event of a bankruptcy of SCE, a party in interest in the bankruptcy could assert that we should pay, or that we should be charged for, a portion of SCE’s costs associated with the transmission or distribution of the electricity, consumption of which gave rise to the fixed recovery charge receipts used to make payments on the bonds.

Regardless of whether SCE is the debtor in a bankruptcy case, if a court were to accept the argument that recovery property sold pursuant to the sale agreement comes into existence only as customers use electricity, a tax or government lien or other nonconsensual lien on property of SCE arising before that recovery property came into existence could have priority over our interest in that recovery property. Adjustments to the fixed recovery charges may be available to mitigate this exposure, although there may be delays in implementing these adjustments.

Estimation of Claims; Challenges to Indemnity Claims

If SCE were to become a debtor in a bankruptcy case, to the extent we do not have secured claims as discussed above, claims, including indemnity claims, by us or the trustee against SCE as seller under the sale agreement and the other documents executed in connection therewith would be unsecured claims and would be subject to being discharged in the bankruptcy case. In addition, a party in interest in the bankruptcy may request that the bankruptcy court estimate any contingent claims that we or the trustee have against SCE. That party may then take the position that these claims should be estimated at zero or at a low amount because the contingency giving rise to these claims is unlikely to occur. If a court were to hold that the indemnity provisions were unenforceable, we would be left with a claim for actual damages against SCE based on breach of contract principles. The actual amount of these damages would be subject to estimation and/or calculation by the court.

No assurances can be given as to the result of any of the above-described actions or claims. Furthermore, no assurance can be given as to what percentage of their claims, if any, unsecured creditors would receive in any bankruptcy proceeding involving SCE.

Enforcement of Rights by the Trustee

Upon an event of default under the indenture, the Securitization Law permits the trustee to enforce the security interest in the recovery property sold pursuant to the sale agreement in accordance with the terms of the indenture. In this capacity, the trustee is permitted to request the California commission or a court of competent jurisdiction to order the sequestration and payment to holders of bonds of all revenues arising from the applicable fixed recovery charges. There can be no assurance, however, that the California commission or a district court judge would issue this order after a seller bankruptcy in light of the automatic stay provisions of Section 362 of the United States Bankruptcy Code. In that event, the trustee may under the indenture seek an order from the bankruptcy court lifting the automatic stay with respect to this action by the California commission or a district court judge and an order requiring an accounting and segregation of the revenues arising from the recovery property sold pursuant to the sale agreement. There can be no assurance that a court would grant either order.

Bankruptcy of the Servicer

The servicer is entitled to commingle the fixed recovery charges that it receives with its own funds until each date on which the servicer is required to remit funds to the trustee as specified in the servicing agreement. The Securitization Law provides that the relative priority of a lien created under the Securitization Law is not defeated or adversely affected by the commingling of fixed recovery charges arising with respect to the recovery property with funds of the electric utility. In the event of a bankruptcy of the servicer, a party in interest in the bankruptcy might assert, and a court might rule, that the fixed recovery charges commingled by the servicer with its own funds and held by the servicer, prior to and as of the date of bankruptcy were property of the servicer as of that date, and are therefore property of the servicer’s bankruptcy estate, rather than our property. If the court so rules, then the court would likely rule that the trustee has only a general unsecured claim against the servicer for the amount of commingled fixed recovery charges held as of that date and could not recover the commingled fixed recovery charges held as of the date of the bankruptcy.

However, if the court were to rule on the ownership of the commingled fixed recovery charges, the automatic stay arising upon the bankruptcy of the servicer could delay the trustee from receiving the commingled fixed recovery charges held by the servicer as of the date of the bankruptcy until the court grants relief from the stay. A court ruling on any request for relief from the stay could be delayed pending the court’s resolution of whether the commingled fixed recovery charges are our property or are property of the servicer, including resolution of any tracing of proceeds issues.

The servicing agreement will provide that the trustee, as our assignee, together with the other persons specified therein, may vote to appoint a successor servicer that satisfies the rating agency condition. The servicing agreement will also provide that the trustee, together with the other persons specified therein, may petition the California commission or a court of competent jurisdiction to appoint a successor servicer that meets this criterion. However, the automatic stay in effect during a servicer bankruptcy might delay or prevent a successor servicer’s replacement of the servicer. Even if a successor servicer may be appointed and may replace the servicer, a successor servicer may be difficult to obtain and may not be capable of performing all of the duties that SCE as servicer was capable of performing. Furthermore, should the servicer enter into bankruptcy, it may be permitted to stop acting as servicer.

USE OF PROCEEDS

The net proceeds of this offering are estimated to be approximately $            , after deducting underwriting discounts and commissions and upfront transaction costs. Proceeds will be used to pay expenses of issuance and to purchase the recovery property from SCE and to pay financing costs relating to the bonds. In accordance with the financing order, SCE will use the proceeds it receives from the sale of the recovery property to reimburse itself for previously incurred recovery costs, including the retirement of related debt.

PLAN OF DISTRIBUTION

Subject to the terms and conditions in the underwriting agreement among us, SCE and the underwriters, for whom                is acting as representative, we have agreed to sell to the underwriters, and the underwriters have severally agreed to purchase, the principal amount of the bonds listed opposite each underwriter’s name below:

Underwriter

Under the underwriting agreement, the underwriters will take and pay for all of the bonds we offer, if any is taken. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

The Underwriters’ Sales Price for the Bonds

The bonds sold by the underwriters to the public will be initially offered at the prices to the public set forth on the cover of this prospectus. The underwriters propose initially to offer the bonds to dealers at such prices, less a selling concession not to exceed the percentage listed below for each tranche. The underwriters may allow, and dealers may re-allow, a discount not to exceed the percentage listed below for each tranche.

Selling Concession		Reallowance Discount
	%		%

After the initial public offering, the public offering prices, selling concessions and reallowance discounts may change.

No Assurance as to Resale Price or Resale Liquidity for the Bonds

The bonds are a new issue of securities with no established trading market. They will not be listed on any securities exchange. The underwriters have advised us that they intend to make a market in the bonds, but they are not obligated to do so and may discontinue market making at any time without notice. We cannot assure you that a liquid trading market will develop for the bonds.

Various Types of Underwriter Transactions that May Affect the Price of the Bonds

The underwriters may engage in overallotment transactions, stabilizing transactions, syndicate covering transactions and penalty bids with respect to the bonds in accordance with Regulation M under the Exchange Act. Overallotment transactions involve syndicate sales in excess of the offering size, which create a syndicate short position. Stabilizing transactions are bids to purchase the bonds, which are permitted, so long as the stabilizing bids do not exceed a specific maximum price. Syndicate covering transactions involve purchases of the bonds in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the bonds originally sold by the syndicate member are purchased in a syndicate covering transaction. These overallotment transactions, stabilizing transactions, syndicate covering transactions and penalty bids may cause the prices of the bonds to be higher than they would otherwise be. Neither we, SCE, the trustee, our managers nor any of the underwriters represent that the underwriters will engage in any of these transactions or that these transactions, if commenced, will not be discontinued without notice at any time.

Certain of the underwriters and their affiliates have in the past provided, and may in the future from time to time provide, investment banking and general financing and banking services to SCE and its affiliates for which they have in the past received, and in the future may receive, customary fees. In addition, each underwriter may from time to time take positions in the bonds.

We estimate that our share of the total expenses of the offering will be $                 .

We and SCE have agreed to indemnify the underwriters against some liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the bonds, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters, including the validity of the bonds and other conditions contained in the underwriting agreement, such as receipt of ratings confirmations, officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject offers in whole or in part.

The issuing entity expects to deliver the bonds against payment for the bonds on or about the date specified in the last paragraph of the cover page of this prospectus, which will be the                  business day following the date of pricing of the bonds. Since trades in the secondary market generally settle in two business days, purchasers who wish to trade bonds on the date of pricing or the succeeding                  business days will be required, by virtue of the fact that the bonds initially will settle in T +                  , to specify alternative settlement arrangements to prevent a failed settlement.

AFFILIATIONS AND CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The issuing entity is a wholly-owned subsidiary of SCE. SCE is a wholly-owned operating subsidiary of Edison International. Each of the sponsor, the initial servicer and the depositor may maintain other banking relationships in the ordinary course with The Bank of New York Mellon Trust Company, N.A.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

General

The following is a general discussion of the material federal income tax consequences of the purchase, ownership and disposition of the bonds. Except as specifically provided below with respect to Non-U.S. Holders (as defined below), this discussion does not address the tax consequences to persons other than initial purchasers who are U.S. Holders (as defined below) that hold their bonds as capital assets within the meaning of Section 1221 of the Internal Revenue Code, and it does not address all of the tax consequences relevant to investors that are subject to special treatment under the U.S. federal income tax laws (such as financial institutions, life insurance companies, retirement plans, regulated investment companies, persons who hold bonds as part of a “straddle,” a “hedge” or a “conversion transaction,” persons that have a “functional currency” other than the U.S. dollar, investors in pass-through entities and tax-exempt organizations). This summary also does not address the consequences to holders of the bonds under state, local or foreign tax laws. However, by acquiring a bond, a bondholder agrees to treat the bond as a debt of SCE to the extent consistent with applicable state, local and other tax law unless otherwise required by appropriate taxing authorities.

This summary is based on current provisions of the Internal Revenue Code, the Treasury Regulations promulgated and proposed thereunder, judicial decisions and published administrative rulings and pronouncements of the IRS and interpretations thereof. All of these authorities and interpretations are subject to change, and any change may apply retroactively and affect the accuracy of the opinions, statements and conclusions set forth in this discussion.

U.S. Holder and Non-U.S. Holder Defined

A U.S. Holder means a beneficial owner of a bond that, for U.S. federal income tax purposes, is (i) a citizen or individual resident of the U.S., (ii) a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust if (A) a court in the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (B) it has a valid election in place to be treated as a U.S. person. A Non-U.S. Holder means a beneficial owner of a bond that is not a U.S. Holder but does not include (i) an entity or arrangement treated as a partnership for U.S. federal income tax purposes, (ii) a former citizen of the U.S. or (iii) a former resident of the U.S.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes is a holder of a bond, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partners are encouraged to consult their tax advisors about the particular U.S. federal income tax consequences applicable to them. Similarly, former citizens and former residents of the U.S. are encouraged to consult their tax advisors about the particular U.S. federal income tax consequences that may be applicable to them.

ALL PROSPECTIVE INVESTORS ARE ENCOURAGED TO CONSULT THEIR TAX ADVISERS REGARDING THE FEDERAL INCOME TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF BONDS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, AS WELL AS THE EFFECT OF ANY FOREIGN, STATE, LOCAL OR OTHER LAWS.

Taxation of the Issuing Entity and Characterization of the Bonds

Based on Revenue Procedure 2005-62, 2005-2 CB 507, it is the opinion of Norton Rose Fulbright US LLP, as tax counsel, that for U.S. federal income tax purposes, (1) we will not be treated as a taxable entity separate and apart from SCE and (2) the bonds will be treated as debt of SCE. By acquiring a bond, a beneficial owner agrees to treat the bond as debt of SCE for U.S. federal income tax purposes. This opinion is based on certain representations made by us and SCE, on the application of current law to the facts as established by the indenture and other relevant documents and assumes compliance with the indenture and such other documents as in effect on the date of issuance of the bonds.

Tax Consequences to U.S. Holders

Interest

Interest income on the bonds, payable at a fixed rate, will be includible in income by a U.S. Holder when it is received, in the case of a U.S. Holder using the cash receipts and disbursements method of tax accounting, or as it accrues, in the case of a U.S. Holder using the accrual method of tax accounting.

Original Issue Discount

One or more classes of bonds may be issued with original issue discount (OID). Notwithstanding a U.S. Holder’s usual method of tax accounting, any OID on a class of bond will be includible in the U.S. Holder’s income when it accrues in accordance with the constant yield method, which takes into account the compounding of interest, in advance of receipt of the cash attributable to such income. In general, a class of bond will be treated as issued with OID if the “stated redemption price at maturity” of that class of bond (ordinarily, the initial principal amount of that class of bonds) exceeds the “issue price” of that class of bond (ordinarily, the price at which a substantial amount of that class of bond is sold to the public) by more than a statutorily defined “de minimis” amount.

Sale or Retirement of Bonds

On a sale, exchange or retirement of a bond, a U.S. Holder will have taxable gain or loss equal to the difference between the amount received by the U.S. Holder and the U.S. Holder’s tax basis in the bond. A U.S. Holder’s tax basis in a bond is the U.S. Holder’s cost, subject to adjustments such as increases in basis for any OID previously included in income and reductions in basis for principal payments received previously. Gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if the bond was held for more than one year at the time of disposition. If a U.S. Holder sells the bond between interest payment dates, a portion of the amount received will reflect interest that has accrued on the bond but that has not yet been paid by the sale date. To the extent that amount has not already been included in the U.S. Holder’s income, it will be treated as ordinary interest income and not as capital gain.

3.8% Tax on “Net Investment Income”

Certain non-corporate U.S. holders will be subject to an additional 3.8% tax on all or a portion of their “net investment income,” which may include the interest payments and any gain realized with respect to the bonds, to the extent of their net investment income that, when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), or $125,000 for a married individual filing a separate return. The 3.8% tax is determined in a manner different from the regular income tax.

Tax Cuts and Jobs Act

Notwithstanding the foregoing, under the recently enacted Tax Cuts and Jobs Act, U.S. Holders that use the accrual method of accounting and file certain “financial statements,” must include interest and original issue discount in income no later than when that income is reported as revenue in such financial statements.

Tax Consequences to Non-U.S. Holders

Withholding Tax on Interest

Payments of interest income on the bonds received by a Non-U.S. Holder that does not hold its bonds in connection with the conduct of a trade or business in the U.S. will generally not be subject to U.S. federal withholding tax, provided that the Non-U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of Edison International entitled to vote, is not a controlled foreign corporation that is related to Edison International through stock ownership, is not an individual who ceased being a U.S. citizen or long-term resident for tax avoidance purposes, and the withholding agent receives:

•	from a Non-U.S. Holder appropriate documentation to treat the payment as made to a foreign beneficial owner under Treasury Regulations issued under Section 1441 of the Internal Revenue Code;

•

a withholding certificate from a person claiming to be a foreign partnership and the foreign partnership has received appropriate documentation to treat the payment as made to a foreign beneficial owner in accordance with these Treasury Regulations;

•

a withholding certificate from a person representing to be a “intermediary” that has assumed primary withholding responsibility under these Treasury Regulations and the intermediary has received appropriate documentation from a foreign beneficial owner in accordance with its agreement with the IRS; or

•

a statement, under penalties of perjury from an authorized representative of a financial institution, stating that the financial institution has received from the beneficial owner a withholding certificate described in these Treasury Regulations or that it has received a similar statement from another financial institution acting on behalf of the foreign beneficial owner and a copy of such withholding certificate.

In general, it will not be necessary for a Non-U.S. Holder to obtain or furnish a U.S. taxpayer identification number to SCE or its paying agent in order to claim the foregoing exemption from U.S. withholding tax on payments of interest. Interest paid to a Non-U.S. Holder will be subject to a U.S. withholding tax of 30% upon the actual payment of interest income, except as described above and except where an applicable income tax treaty provides for the reduction or elimination of the withholding tax and the Non-U.S. Holder provides a withholding certificate properly establishing such reduction or elimination. A Non-U.S. Holder generally will be taxable in the same manner as a U.S. corporation or resident with respect to interest income if the income is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the U.S. (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the U.S.). Effectively connected income received by a Non-U.S. Holder that is a corporation may in some circumstances be subject to an additional “branch profits tax” at a 30% rate, or if applicable, a lower rate provided by an income tax treaty. To avoid having the 30% withholding tax imposed on effectively connected interest income, the Non-U.S. Holder must provide a withholding certificate on which the Non-U.S. Holder certifies, among other facts, that payments on the bonds are effectively connected with the conduct of a trade or business in the U.S.

Capital Gains Tax Issues

A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on gain realized on the sale or exchange of bonds, unless:

•	the Non-U.S. Holder is an individual who is present in the U.S. for 183 days or more during the taxable year and this gain is from U.S. sources; or

•

the gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the U.S. (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the U.S.).

FATCA

Under the Foreign Account Tax Compliance Act (FATCA), a 30% withholding tax is generally imposed on certain payments, including payments of U.S.-source interest made to “foreign financial institutions” and certain other foreign financial entities if those foreign entities fail to comply with the requirements of FATCA. The withholding agent will be required to withhold amounts under FATCA on payments made to Non-U.S. Holders that are subject to the FATCA requirements but fail to provide the withholding agent with proof that they have complied with such requirements.

Backup Withholding

Backup withholding of U.S. federal income tax may apply to payments made in respect of the bonds to registered owners who are not “exempt recipients” and who fail to provide certain identifying information (such as the registered owner’s taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the bonds to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. A U.S. Holder can obtain a complete exemption from the backup withholding tax by providing a properly completed Form W-9 (Request for Taxpayer Identification Number and Certification). Compliance with the identification procedures described above under “—Tax Consequences to Non-U.S. Holders—Withholding Tax on Interest” in this prospectus would establish an exemption from backup withholding for those Non-U.S. Holders who are not exempt recipients.

In addition, backup withholding of U.S. federal income tax may apply upon the sale of a bond to (or through) a broker, unless either (1) the broker determines that the seller is an exempt recipient or (2) the seller provides, in the required manner, certain identifying information and, in the case of a Non-U.S. Holder, certifies that the seller is a Non-U.S. Holder (and certain other conditions are met). The sale may also be reported by the broker to the IRS, unless either (a) the broker determines that the seller is an exempt recipient or (b) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the seller’s non-U.S. status would be made normally on an IRS Form W-8BEN signed under penalty of perjury, although in certain cases it may be possible to submit other documentary evidence. A sale of a bond to (or through) a non-U.S. office of a broker generally will not be subject to information reporting or backup withholding unless the broker is a U.S. person or has certain connections to the U.S.

Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against such beneficial owner’s U.S. federal income tax provided the required information is timely furnished to the IRS.

STATE AND OTHER TAX CONSEQUENCES

In addition to the federal income tax consequences described in “Material U.S. Federal Income Tax Consequences” in this prospectus, potential investors should consider the state and local tax consequences of the acquisition, ownership, and disposition of the energy recovery bonds offered by this prospectus. State tax law may differ substantially from the corresponding federal tax law, and the discussion above does not purport to describe any aspect of the tax laws of any state or other jurisdiction. Therefore, prospective investors should consult their tax advisors about the various tax consequences of investments in the bonds offered by this prospectus.

ERISA CONSIDERATIONS

General

The Employee Retirement Income Security Act of 1974, known as ERISA, and Section 4975 of the Internal Revenue Code impose certain requirements on plans subject to ERISA or Section 4975 of the Internal Revenue Code. ERISA and the Internal Revenue Code also impose certain requirements on fiduciaries of a plan in connection with the investment of the assets of the plan. For purposes of this discussion, plans include employee benefit plans and other plans and arrangements that provide retirement income, including individual retirement accounts and annuities and Keogh plans, as well as some collective investment funds and insurance company general or separate accounts in which the assets of those plans, accounts or arrangements are invested. A fiduciary of an investing plan is any person who in connection with the assets of the plan:

•	has discretionary authority or control over the management or disposition of assets, or

•	provides investment advice for a fee.

Some plans, such as governmental plans, and certain church plans, and the fiduciaries of those plans, are not subject to ERISA requirements. Accordingly, assets of these plans may be invested in the bonds without regard to the ERISA considerations described below, subject to the provisions of other applicable federal and state law (applicable similar law). Certain of such plans may be subject to the prohibited transaction rules in Section 503 of the Internal Revenue Code.

ERISA imposes certain general fiduciary requirements on fiduciaries, including:

•	investment prudence and diversification, and

•	the investment of the assets of the plan in accordance with the documents governing the plan.

Section 406 of ERISA and Section 4975 of the Internal Revenue Code also prohibit a broad range of transactions involving the assets of a plan and persons who have certain specified relationships to the plan, referred to as “parties in interest,” as defined under ERISA or “disinterested persons” as defined under Section 4975 of the Internal Revenue Code unless a statutory or administrative exemption is available. The types of transactions that are prohibited include but are not limited to:

•	sales, exchanges or leases of property;

•	loans or other extensions of credit; and

•	the furnishing of goods or services.

Certain persons that participate in a prohibited transaction may be subject to an excise tax under Section 4975 of the Internal Revenue Code or a penalty imposed under Section 501(i) of ERISA, unless a statutory or administrative exemption is available. In addition, the persons involved in the prohibited transaction may have to cancel the transaction and pay an amount to the plan for any losses realized by the plan or profits realized by these persons. In addition, individual retirement accounts involved in the prohibited transaction may be impacted which would result in adverse tax consequences to the owner of the account.

Regulation of Assets Included in a Plan

A fiduciary’s investment of the assets of a plan in the bonds may cause our assets to be deemed assets of the plan. United States Department of Labor regulations at 29 C.F.R. Section 2510.3-101, as modified by Section 3(42) of ERISA (collectively, the plan asset regulations), provides that the assets of an entity will be deemed to be assets of a plan that purchases an interest in the entity if the interest that is purchased by the plan is an equity interest, equity participation by benefit plan investors is “significant” within the meaning of the plan asset regulations and none of the other exceptions contained in the plan asset regulations applies. An equity interest is defined in the plan asset regulations as an interest in an entity other than an instrument which is treated as indebtedness under applicable local law and which has no substantial equity features. Although there is no authority directly on point, it is anticipated that the bonds will be treated as indebtedness under local law without any substantial equity features.

If the bonds were deemed to be equity interests in us and none of the exceptions contained in the plan asset regulations were applicable, then our assets would be considered to be assets of any plans that purchase the bonds. The extent to which the bonds are owned by benefit plan investors will not be monitored. If our assets were deemed to constitute “plan assets” pursuant to the plan asset regulations, transactions we might enter into, or may have entered into in the ordinary course of business, might constitute non-exempt prohibited transactions under ERISA and or Section 4975 of the Internal Revenue Code.

In addition, the acquisition or holding of the bonds by or on behalf of a plan could give rise to a prohibited transaction if we or the trustee, SCE, any other servicer, Edison International, any underwriter or certain of their affiliates has, or acquires, a relationship to an investing plan. Each purchaser of the bonds will be deemed to have represented and warranted that its purchase and holding of the bonds will not result in a non-exempt prohibited transaction under ERISA or the Internal Revenue Code or applicable similar law.

Before purchasing any bonds by or on behalf of a plan, you should consider whether the purchase and holding of bonds might result in a prohibited transaction under ERISA or Section 4975 of the Internal Revenue Code or applicable similar law and, if so, whether any prohibited transaction exemption might apply to the purchase and holding of the bonds.

Prohibited Transaction Exemptions

If you are a fiduciary of a plan, before purchasing any bonds, you should consider the availability of one of the Department of Labor’s prohibited transaction class exemptions, referred to as PTCEs, or one of the statutory exemptions provided by ERISA or Section 4975 of the Internal Revenue Code, which include:

•	PTCE 75-1, which exempts certain transactions between a plan and certain broker-dealers, reporting dealers and banks;

•	PTCE 84-14, which exempts certain transactions effected on behalf of a plan by a “qualified professional asset manager;”

•	PTCE 90-1, which exempts certain transactions between insurance company separate accounts and parties in interest;

•	PTCE 91-38, which exempts certain transactions between bank collective investment funds and parties in interest;

•	PTCE 95-60, which exempts certain transactions between insurance company general accounts and parties in interest;

•	PTCE 96-23, which exempts certain transactions effected on behalf of a plan by an “in-house asset manager;” and

•

the statutory service provider exemption provided by Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Internal Revenue Code, which exempts certain transactions between plans and parties in interest that are not fiduciaries with respect to the transaction.

We cannot provide any assurance that any of these class exemptions or statutory exemptions will apply with respect to any particular investment in the bonds by, or on behalf of, a plan or, even if it were deemed to apply, that any exemption would apply to all transactions that may occur in connection with the investment. Even if one of these class exemptions or statutory exemptions were deemed to apply, bonds may not be purchased with assets of any plan if we or the trustee, SCE, any other servicer, Edison International, any underwriter or any of their affiliates:

•	has investment discretion over the assets of the plan used to purchase the bonds;

•

has authority or responsibility to give, or regularly gives, investment advice regarding the assets of the plan used to purchase the bonds, for a fee and under an agreement or understanding that the advice will serve as a primary basis for investment decisions for the assets of the plan, and will be based on the particular investment needs of the plan; or

•	unless PTCE 90-1 or 91-38 applied to the purchase and holding of the bonds, is an employer maintaining or contributing to the plan.

Consultation with Counsel

The sale of the bonds to a plan will not constitute a representation by us or the trustee, SCE, any other servicer, Edison International, any underwriter or any of their affiliates that such an investment meets all relevant legal requirements relating to investments by such plans generally or by any particular plan, or that such an investment is appropriate for such plans generally or for a particular plan.

If you are a fiduciary which proposes to purchase the bonds on behalf of or with assets of a plan, you should consider your general fiduciary obligations under ERISA, the Internal Revenue Code or applicable similar law and you should consult with your legal counsel as to the potential applicability of ERISA, the Internal Revenue Code or similar law to any investment and the availability of any prohibited transaction exemption in connection with any investment.

This summary is based on current provisions of ERISA, the Internal Revenue Code, the regulations and other related guidance. All of these authorities and interpretations are subject to change, and any change may apply retroactively and affect the accuracy of the opinions, statements and conclusions set forth in this discussion.

LEGAL PROCEEDINGS

There are no legal or governmental proceedings pending against us, the sponsor, seller, trustee, or servicer, or of which any property of the foregoing is subject, that is material to the holders of the bonds.

RATINGS FOR THE BONDS

We expect that the bonds will receive credit ratings from at least two NRSROs. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning NRSRO. Each rating should be evaluated independently of any other rating. No person is obligated to maintain the rating on any bonds and, accordingly, we can give no assurance that the ratings assigned to any tranche of the bonds upon initial issuance will not be lowered or withdrawn by a NRSRO at any time thereafter. If a rating of any tranche of bonds is lowered or withdrawn, the liquidity of this tranche of the bonds may be adversely affected. In general, ratings address credit risk and do not represent any assessment of any particular rate of principal payments on the bonds other than the payment in full of each tranche of the bonds by the final maturity date or tranche final maturity date, as well as the timely payment of interest.

Under Rule 17g-5 of the Exchange Act, NRSROs providing the sponsor with the requisite certification will have access to all information posted on a website by the sponsor for the purpose of determining the initial rating and monitoring the rating after the closing date in respect of the bonds. As a result, an NRSRO other than the NRSRO hired by the sponsor (hired NRSRO) may issue unsolicited ratings on the bonds, which may be lower, and could be significantly lower, than the ratings assigned by the hired NRSROs. The unsolicited ratings may be issued prior to, or after, the closing date in respect of the bonds. Issuance of any unsolicited rating will not affect the issuance of the bonds. Issuance of an unsolicited rating lower than the ratings assigned by the hired NRSRO on the bonds might adversely affect the value of the bonds and, for regulated entities, could affect the status of the bonds as a legal investment or the capital treatment of the bonds. Investors in the bonds should consult with their legal counsel regarding the effect of the issuance of a rating by a non-hired NRSRO that is lower than the rating of a hired NRSRO.

A portion of the fees paid by SCE to a NRSRO which is hired to assign a rating on the bonds is contingent upon the issuance of the bonds. In addition to the fees paid by SCE to a NRSRO at closing, SCE will pay a fee to the NRSRO for ongoing surveillance for so long as the bonds are outstanding. However, no NRSRO is under any obligation to continue to monitor or provide a rating on the bonds.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement we and SCE have filed with the SEC relating to the bonds. This prospectus describes the material terms of some of the documents we have filed as exhibits to the registration statement. However, this prospectus does not contain all of the information contained in the registration statement and the exhibits.

Information filed with the SEC can be inspected at the SEC’s Internet site located at http://www.sec.gov, or on a website associated with SCE, currently located at www.edisoninvestor.com. Information contained on SCE’s website or that can be accessed through the website is not incorporated into and does not constitute a part of this registration statement. You may also obtain a copy of our filings with the SEC at no cost, by writing to or telephoning us at the following address:

SCE Recovery Funding LLC

2244 Walnut Grove Avenue

P.O. Box 5407

Rosemead, California 91770

(626) 302-7255

Our SEC Securities Act file number is 333-                     and 333-                    .

We or SCE as depositor will also file with the SEC all of the periodic reports we or the depositor are required to file under the Securities Exchange Act and the rules, regulations or orders of the SEC thereunder; however, neither we nor SCE as depositor intend to file any such reports relating to the bonds following completion of the reporting period required by Rule 15d-1 or Regulation 15D under the Exchange Act, unless required by law. Unless specifically stated in the report, the reports and any information included in the report will neither be examined nor reported on by an independent public accountant. A more detailed description of the information to be included in these periodic reports, please read “Description of the Bonds—Website Disclosure” in this prospectus.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus information we or the depositor file with the SEC. This means we can disclose important information to you by referring you to the documents containing the information. The information we incorporate by reference is considered to be part of this prospectus, unless we update or supersede that information with information that we or the depositor file subsequently that is incorporated by reference into this prospectus.

To the extent that we are required by law to file such reports and information with the SEC under the Exchange Act, we will file annual and current reports and other information with the SEC. We are incorporating by reference any future filings we or the sponsor, but solely in its capacity as our sponsor, make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering, excluding any information that is furnished to, and not filed with, the SEC. These reports will be filed under our own name as issuing entity. Under the Indenture, we may voluntarily suspend or terminate the filing obligations as issuing entity (under the SEC rules) with the SEC, to the extent permitted by applicable law.

We are incorporating into this prospectus any future distribution report on Form 10-D, current report on Form 8-K or any amendment to any such report which we or SCE, solely in its capacity as our depositor, make with the SEC until the offering of the bonds is completed. These reports will be filed under our own name as issuing entity. In addition, these reports will be posted on a website associated with SCE, currently located at www.edisoninvestor.com. These reports will be filed under our own name as issuing entity. Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any separately filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute part of this prospectus.

INVESTMENT COMPANY ACT OF 1940 AND VOLCKER RULE MATTERS

The issuing entity will be relying on an exclusion from the definition of “investment company” under the Investment Company Act of 1940, as amended, or the 1940 Act, contained in Rule 3a-7 promulgated under the 1940 Act, although there may be additional exclusions or exemptions available to the issuing entity. As a result of such exclusion, the issuing entity will not be subject to regulation as an “investment company” under the 1940 Act.

In addition, the issuing entity is being structured so as not to constitute a “covered fund” for purposes of the Volcker Rule, or the Volcker Rule, under the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act. As part of the Dodd-Frank Act, federal law prohibits a “banking entity”—which is broadly defined to include banks, bank holding companies and affiliates thereof—from engaging in proprietary trading or holding ownership interests in certain private funds. The definition of “covered fund” in the regulations adopted to implement the Volcker Rule includes (generally) any entity that would be an investment company under the 1940 Act but for the exclusion provided under Sections 3(c)(1) or 3(c)(7) thereunder. Because the issuing entity will rely on Rule 3a-7 under the 1940 Act, it will not be considered a “covered fund” within the meaning of the Volcker Rule regulations.

RISK RETENTION

This offering of bonds is a public utility securitization exempt from the risk retention requirements imposed by Section 15G of the Exchange Act due to the exemption provided in Rule 19(b)(8) of Regulation RR.

For information regarding the requirements of the European Union Securitization Regulation as to risk retention and other matters, please read “Risk Factors—Other Risks Associated with an Investment in the Bonds—Regulatory provisions affecting certain investors could adversely affect the liquidity of the bonds” in this prospectus.

LEGAL MATTERS

Certain legal matters relating to the bonds, including certain federal income tax matters, will be passed on by Norton Rose Fulbright US LLP, counsel to SCE and us. Certain other legal matters relating to the bonds will be passed on by Richards, Layton & Finger, P.A., special Delaware counsel to us, by Munger, Tolles & Olson LLP, Los Angeles, California, regulatory counsel to SCE, and by Hunton Andrews Kurth LLP, counsel to the underwriters.

OFFERING RESTRICTIONS IN CERTAIN JURISDICTIONS

NOTICE TO RESIDENTS OF THE EUROPEAN ECONOMIC AREA

THE BONDS ARE NOT INTENDED TO BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO, AND SHOULD NOT BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO, ANY RETAIL INVESTOR IN THE EUROPEAN ECONOMIC AREA (EEA) OR IN THE UNITED KINGDOM (UK). FOR THESE PURPOSES, THE EXPRESSION RETAIL INVESTOR MEANS A PERSON WHO IS ONE (OR MORE) OF THE FOLLOWING: (1) A RETAIL CLIENT AS DEFINED IN POINT (11) OF ARTICLE 4(1) OF DIRECTIVE 2014/65/EU (AS AMENDED, MIFID II); (2) A CUSTOMER WITHIN THE MEANING OF DIRECTIVE (EU) 2016/97 (AS AMENDED), WHERE THAT CUSTOMER WOULD NOT QUALIFY AS A PROFESSIONAL CLIENT AS DEFINED IN POINT (10) OF ARTICLE 4(1) OF MIFID II; OR (3) NOT A QUALIFIED INVESTOR (QUALIFIED INVESTOR) WITHIN THE MEANING OF REGULATION 2017/1129 (AS AMENDED, THE PROSPECTUS REGULATION). CONSEQUENTLY NO KEY INFORMATION DOCUMENT REQUIRED BY REGULATION (EU) NO 1286/2014 (AS AMENDED, THE PRIIPS REGULATION) FOR OFFERING OR SELLING THE BONDS OR OTHERWISE MAKING THEM AVAILABLE TO RETAIL INVESTORS IN THE EEA HAS BEEN PREPARED; AND THEREFORE OFFERING OR SELLING THE BONDS OR OTHERWISE MAKING THEM AVAILABLE TO ANY RETAIL INVESTOR IN THE EEA OR THE UK MAY BE UNLAWFUL UNDER THE PRIIPS REGULATION.

THIS PROSPECTUS IS NOT A PROSPECTUS FOR PURPOSES OF THE PROSPECTUS DIRECTIVE. THIS PROSPECTUS HAS BEEN PREPARED ON THE BASIS THAT ANY OFFER OF BONDS IN ANY MEMBER STATE OF THE EEA (EACH, A RELEVANT STATE) WILL BE MADE ONLY PURSUANT TO AN EXEMPTION UNDER THE PROSPECTUS REGULATION FROM THE REQUIREMENT TO PUBLISH A PROSPECTUS FOR OFFERS OF BONDS. ACCORDINGLY ANY PERSON MAKING OR INTENDING TO MAKE AN OFFER IN THAT RELEVANT STATE OF BONDS WHICH ARE THE SUBJECT OF THE OFFERING CONTEMPLATED IN THIS PROSPECTUS MAY ONLY DO SO IN CIRCUMSTANCES IN WHICH NO OBLIGATION ARISES FOR THE ISSUER OR ANY OF THE UNDERWRITERS TO PUBLISH A PROSPECTUS PURSUANT TO ARTICLE 3 OF THE PROSPECTUS REGULATION, IN RELATION TO SUCH OFFER. NEITHER THE ISSUER NOR ANY UNDERWRITER HAVE AUTHORISED, NOR DO THEY AUTHORISE, THE MAKING OF ANY OFFER OF BONDS IN CIRCUMSTANCES IN WHICH AN OBLIGATION ARISES FOR THE ISSUER OR ANY OF THE UNDERWRITERS TO PUBLISH A PROSPECTUS FOR SUCH OFFER.

ACCORDINGLY, ANY PERSON MAKING OR INTENDING TO MAKE AN OFFER IN THAT RELEVANT MEMBER STATE OF BONDS WHICH ARE THE SUBJECT OF THE OFFERING CONTEMPLATED IN THIS PROSPECTUS MAY DO SO ONLY WITH RESPECT TO QUALIFIED INVESTORS. NEITHER WE NOR ANY UNDERWRITER HAS AUTHORIZED, NOR DO WE OR THEY AUTHORIZE, THE MAKING OF ANY OFFER OF BONDS OTHER THAN TO QUALIFIED INVESTORS.

ANY DISTRIBUTOR SUBJECT TO MIFID II THAT IS OFFERING, SELLING OR RECOMMENDING THE BONDS IS RESPONSIBLE FOR UNDERTAKING ITS OWN TARGET MARKET ASSESSMENT IN RESPECT OF THE BONDS AND DETERMINING ITS OWN DISTRIBUTION CHANNELS FOR THE

PURPOSES OF THE MIFID II PRODUCT GOVERNANCE RULES UNDER COMMISSION DELEGATED DIRECTIVE (EU) 2017/593 (AS AMENDED, THE DELEGATED DIRECTIVE). NEITHER WE NOR ANY UNDERWRITER MAKES ANY REPRESENTATIONS OR WARRANTIES AS TO A DISTRIBUTOR’S COMPLIANCE WITH THE DELEGATED DIRECTIVE.

EACH UNDERWRITER HAS REPRESENTED AND AGREED THAT IT HAS NOT OFFERED, SOLD OR OTHERWISE MADE AVAILABLE, AND WILL NOT OFFER, SELL OR OTHERWISE MAKE AVAILABLE, ANY BONDS WHICH ARE THE SUBJECT OF THE OFFERING CONTEMPLATED BY THIS PROSPECTUS TO ANY RETAIL INVESTOR (AS DEFINED ABOVE) IN THE EEA OR THE UK. FOR THIS PURPOSE, THE EXPRESSION OFFER INCLUDES THE COMMUNICATION IN ANY FORM AND BY ANY MEANS OF SUFFICIENT INFORMATION ON THE TERMS OF THE OFFER AND THE BONDS SO AS TO ENABLE AN INVESTOR TO DECIDE TO PURCHASE OR SUBSCRIBE FOR THE BONDS.

NOTICE TO RESIDENTS OF UNITED KINGDOM

IN THE UNITED KINGDOM, THIS PROSPECTUS IS BEING COMMUNICATED ONLY TO, AND IS DIRECTED ONLY AT, (1) PERSONS WHICH HAVE PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS AND WHICH FALL WITHIN ARTICLE 19(5) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005 (AS AMENDED, THE ORDER); (2) PERSONS WHICH FALL WITHIN ARTICLE 49(2)(A) TO (D) OF THE ORDER; OR (3) PERSONS TO WHICH IT MAY OTHERWISE LAWFULLY BE COMMUNICATED OR DIRECTED (EACH SUCH PERSON, A RELEVANT PERSON). ANY INVESTMENT OR INVESTMENT ACTIVITY TO WHICH THIS PROSPECTUS RELATES, INCLUDING THE BONDS, IS AVAILABLE ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS. THIS PROSPECTUS MUST NOT BE ACTED ON OR RELIED ON BY ANY PERSON WHICH IS NOT A RELEVANT PERSON.

EACH OF THE UNDERWRITERS HAS REPRESENTED AND AGREED THAT (I) IT HAS ONLY COMMUNICATED OR CAUSED TO BE COMMUNICATED AND WILL ONLY COMMUNICATE OR CAUSE TO BE COMMUNICATED AN INVITATION OR INDUCEMENT TO ENGAGE IN INVESTMENT ACTIVITY (WITHIN THE MEANING OF SECTION 21 OF THE FINANCIAL SERVICES AND MARKETS ACT 2000, AS AMENDED (THE FSMA)) RECEIVED BY IT IN CONNECTION WITH THE ISSUE OR SALE OF THE BONDS IN CIRCUMSTANCES IN WHICH SECTION 21(1) OF THE FSMA DOES NOT APPLY TO THE ISSUING ENTITY; AND (II) IT HAS COMPLIED AND WILL COMPLY WITH ALL APPLICABLE PROVISIONS OF THE FSMA WITH RESPECT TO ANYTHING DONE BY IT IN RELATION TO THE BONDS IN, FROM OR OTHERWISE INVOLVING THE UNITED KINGDOM.

NOTICE TO RESIDENTS OF CANADA

THE BONDS MAY BE SOLD IN CANADA ONLY TO PURCHASERS PURCHASING, OR DEEMED TO BE PURCHASING, AS PRINCIPAL THAT ARE ACCREDITED INVESTORS, AS DEFINED IN NATIONAL INSTRUMENT 45-106 PROSPECTUS EXEMPTIONS OR SUBSECTION 73.3(1) OF THE SECURITIES ACT (ONTARIO), AND ARE PERMITTED CLIENTS, AS DEFINED IN NATIONAL INSTRUMENT 31-103 REGISTRATION REQUIREMENTS, EXEMPTIONS AND ONGOING REGISTRANT OBLIGATIONS. ANY RESALE OF THE BONDS MUST BE MADE IN ACCORDANCE WITH AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE PROSPECTUS REQUIREMENTS OF APPLICABLE SECURITIES LAWS.

SECURITIES LEGISLATION IN CERTAIN PROVINCES OR TERRITORIES OF CANADA MAY PROVIDE A PURCHASER WITH REMEDIES FOR RESCISSION OR DAMAGES IF THIS PROSPECTUS

(INCLUDING ANY AMENDMENT THERETO) CONTAINS A MISREPRESENTATION, PROVIDED THAT THE REMEDIES FOR RESCISSION OR DAMAGES ARE EXERCISED BY THE PURCHASER WITHIN THE TIME LIMIT PRESCRIBED BY THE SECURITIES LEGISLATION OF THE PURCHASER’S PROVINCE OR TERRITORY. THE PURCHASER SHOULD REFER TO ANY APPLICABLE PROVISIONS OF THE SECURITIES LEGISLATION OF THE PURCHASER’S PROVINCE OR TERRITORY FOR PARTICULARS OF THESE RIGHTS OR CONSULT WITH A LEGAL ADVISOR.

PURSUANT TO SECTION 3A.3 OF NATIONAL INSTRUMENT 33-105 UNDERWRITING CONFLICTS (NI 33-105), THE UNDERWRITERS ARE NOT REQUIRED TO COMPLY WITH THE DISCLOSURE REQUIREMENTS OF NI 33-105 REGARDING UNDERWRITER CONFLICTS OF INTEREST IN CONNECTION WITH THIS OFFERING.

GLOSSARY OF DEFINED TERMS

Set forth below is a list of the defined terms used in this prospectus:

Actual fixed recovery charge collections means, if no servicer default has occurred and is continuing, the calculation of the collections of the estimated fixed recovery charge collections, with regard to ADO, provided that, if a servicer default has occurred and is continuing, a calculation of the collections of the fixed recovery charges by the Servicer, without regard to ADO.

Additional recovery bonds means additional “recovery bonds” (as defined in the Securitization Law) issued by an issuing entity wholly owned by SCE other than the issuing entity, to recover additional recovery costs that are eligible to be financed under the Securitization Law and have been determined to be reasonable by the California commission.

Administration agreement means the administration agreement to be entered into between the issuing entity and SCE, as the same may be amended and supplemented from time to time.

Administrator means SCE, as administrator under the administration agreement, or any successor Administrator to the extent permitted under the administration agreement.

Advice letter means any filing made to the CPUC by the servicer on behalf of the issuing entity with respect to the fixed recovery charges or any true-up adjustment in the form of an advice letter.

ADO means the weighted average number of days SCE’s monthly bills to customers remain outstanding during the calendar year immediately preceding the calculation thereof, or for such other period specified in an advice letter or reconciliation certificate, pursuant to the servicing agreement.

Affiliate means, with respect to any specified person, any other person controlling or controlled by or under common control with such specified person. For the purposes of this definition, control when used with respect to any specified Person means the power to direct the management and policies of such person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms controlling and controlled have meanings correlative to the foregoing.

Allocation factor non-routine true-up adjustment has the meaning specified under “SCE’s Financing Order— Fixed Recovery Charges—The Financing Order Requires the Servicer to Periodically to “True-Up” the Fixed Recovery Charge” in this prospectus.

Authorized Amount has the meaning specified under “SCE’s Financing Order—SCE’s Financing Order” in this prospectus.

Bankruptcy Code means Title 11 of the United States Code, as amended.

Basic Documents means the indenture, the administration agreement, the sale agreement, our certificate of formation, the limited liability company agreement, the servicing agreement, the Series Supplement, any underwriting agreement and all other documents and certificates delivered in connection therewith.

Bondholder or holder means any holder of the bonds offered pursuant to this prospectus.

Bonds means, unless the context requires otherwise, the bonds offered pursuant to this prospectus.

Business day means any day other than a Saturday, a Sunday or a day on which banking institutions in Los Angeles, California, Chicago, Illinois or New York, New York are, or DTC or the corporate trust office of the trustee is, authorized or obligated by law, regulation or executive order to remain closed.

California commission or CPUC means the California Public Utilities Commission.

Capital contribution means the amount of cash contributed to the issuing entity by SCE as specified in the limited liability company agreement.

Capital subaccount means the capital subaccount, a subaccount of the collection account created by the indenture and held by the trustee under the indenture.

CARE means the California Alternative Rate for Energy program under the Public Utilities Code.

CAISO means California independent system operator.

CCAs means Community Choice Aggregators which are cities, counties and certain other public agencies with the authority to generate and/or purchase electricity for their local residents and businesses.

Certificate of formation means our certificate of formation filed with the Secretary of State of the State of Delaware on September 10, 2020.

Clearstream means Clearstream Banking, Luxembourg, S.A.

Collateral means all of our assets pledged to the trustee for the benefit of the holders of the bonds specified in the series supplement, which includes the recovery property, all rights of the issuing entity under the sale agreement, the servicing agreement and the other documents entered into in connection with the bonds, all rights to the collection account and the subaccounts of the collection account, and all other property of the issuing entity relating to the bonds, including all proceeds.

Collection account means the segregated trust account relating to the bonds designated the collection account and held by the trustee under the indenture.

Commission regulations means the regulations, including proposed or temporary regulations, promulgated under the public utilities code.

COVID-19 means the novel coronavirus which has caused the ongoing global pandemic.

Customer means “consumer” within the meaning of the Securitization Law, and means any existing or future individual, governmental body, trust, business entity, or nonprofit organization located in the service territory of SCE as of the date of the financing order that consumes electricity that has been transmitted or distributed by means of electric transmission or distribution facilities, whether those electric transmission or distribution facilities are owned by the consumer, SCE, or any other party.

DL customer has the meaning specified under “Risk Factors—Risks Associated with Potential Judicial, Legislative or Regulatory Actions—A municipal entity or tribal utility might assert the right to acquire portions of SCE’s electric facilities and/or serve the load of customers within their jurisdictional areas and avoid or reduce the affected customers’ payment of the fixed recovery charges.”

Depositor means Southern California Edison Company.

DTC means the Depository Trust Company, New York, New York, and its nominee holder, Cede & Co.

Edison International means Edison International.

Eligible institution means (a) the corporate trust department of the trustee, so long as any of the securities of the trustee have either a short-term credit rating from Moody’s of at least “P-1” or a long-term unsecured debt rating from Moody’s of at least “A2” and have a credit rating from S&P in one of its generic rating categories which signifies investment grade; or (b) a depository institution organized under the laws of the United States of America or any state (or any domestic branch of a foreign bank), which (i) has either (A) a long-term issuer rating of “AA-” or higher by S&P and “A2” or higher by Moody’s, or (B) a short-term issuer rating of “A-1” or higher by S&P and “P-1” or higher by Moody’s, or any other long-term, short-term or certificate of deposit rating acceptable to the rating agencies and (ii) whose deposits are insured by the FDIC.

Eligible investments mean instruments or investment property which evidence:

(a)    direct obligations of, or obligations fully and unconditionally guaranteed as to timely payment by, the United States of America;

(b)    demand or time deposits of, unsecured certificates of deposit of, money market deposit accounts of , or bankers’ acceptances issued by, any depository institution (including the trustee, acting in its commercial capacity) incorporated or organized under the laws of the United States of America or any state thereof and subject to supervision and examination by federal or state banking authorities, so long as the commercial paper or other short term debt obligations of such depository institution are, at the time of deposit, rated not less than A-1 and P-1 or their equivalents by each of S&P and Moody’s, or such lower rating as will not result in the downgrading or withdrawal of the ratings of the bonds;

(c)    commercial paper (including commercial paper of the trustee, acting in its commercial capacity, and other than commercial paper of SCE or any of its affiliates), which at the time of purchase is rated not less than A-1 and P-1 or their equivalents by each of S&P and Moody’s, or such lower rating as will not result in the downgrading or withdrawal of the ratings of the bonds;

(d)    investments in money market funds having a rating in the highest investment category granted thereby (including funds for which the trustee or any of its affiliates is investment manager or advisor) from Moody’s and S&P;

(e)    repurchase obligations with respect to any security that is a direct obligation of, or fully guaranteed by, the United States of America or certain of its agencies or instrumentalities, entered into with eligible institutions;

(f)    repurchase obligations with respect to any security or whole loan entered into with an eligible institution or with a registered broker dealer, acting as principal and that meets the ratings criteria set forth below:

(g)    a broker/dealer (acting as principal) registered as a broker or dealer under Section 15 of the Exchange Act (any broker/dealer being referred to in this definition as a “broker/dealer”), the unsecured short-term debt obligations of which are rated at least “P-1” by Moody’s and “A-1+” by S&P at the time of entering into this repurchase obligation, or

(h)    an unrated broker/dealer, acting as principal, that is a wholly-owned subsidiary of a non-bank or bank holding company the unsecured short-term debt obligations of which are rated at least “P-1” by Moody’s and “A-1+” by S&P at the time of purchase so long as the obligations of such unrated broker/dealer are unconditionally guaranteed by such non-bank or bank holding company; and

(i)    any other investment permitted by each of the rating agencies;

in each case maturing not later than the business day immediately preceding the next payment date or special payment date, if applicable (for the avoidance of doubt, investments in money market funds or similar instruments which are redeemable on demand shall be deemed to satisfy the foregoing requirement). Notwithstanding the foregoing: (1) no securities or investments which mature in 30 days or more shall be eligible investments unless the issuer thereof has either a short-term unsecured debt rating of at least P-1 from Moody’s or a long-term unsecured debt rating of at least A2 from Moody’s and also has a long-term unsecured debt rating of at least A+ from S&P; (2) no securities or investments described in clauses (a) through (c) above which have maturities of more than 30 days but less than or equal to 3 months shall be eligible investments” unless the issuer thereof has a long-term unsecured debt rating of at least A1 from Moody’s and a short-term unsecured debt rating of at least P-1 from Moody’s; (3) no securities or investments described in clauses (a) through (c) above which have maturities of more than 3 months shall be an eligible investment unless the issuer thereof has a long-term unsecured debt rating of at least Aa3 from Moody’s and a short-term unsecured debt rating of at least P1 from Moody’s.

ERISA means the Employee Retirement Income Security Act of 1974, as amended.

ESP means an alternative electric provider who has entered into an ESP service agreement with SCE.

ESP service agreement means an agreement between an ESP and SCE for the provision of “direct access” service to customers in accordance with CPUC Decision 97-10-087 and subsequent decisions.

Estimated fixed recovery charge collections means the payments in respect of fixed recovery charges which are deemed to have been received by the servicer, directly or indirectly (including through a ESP), from or on behalf of customers, calculated in accordance with the servicing agreement.

Euroclear means the Euroclear System.

Excess funds subaccount means that subaccount of the collection account into which funds collected by the servicer in excess of amounts necessary to make the payments specified on a given payment date.

Exchange Act means the Securities Exchange Act of 1934, as amended.

Exempted customers means customers who participate in the CARE program and/or the FERA program.

Expected sinking fund schedule means, with respect to any tranche of the bonds, the expected sinking fund schedule related thereto set forth in the series supplement.

FERA means the Family Electric Rate Assistance program under the Public Utilities Code.

Final maturity date means, with respect to each tranche of bonds, the final maturity date therefor as specified in the series supplement.

Financing order means, unless the context indicates otherwise, the irrevocable financing order issued by the CPUC as Decision                    , on                    .

Fixed recovery charges means the fixed recovery charges authorized by the financing order.

Fixed recovery charge collections means fixed Recovery charges revenues received by the servicer to be remitted to the collection account.

FRC consumer class means each class of customers identified as a separate rate class in GRC or related proceeding of the servicer.

General subaccount means the general subaccount, a subaccount of the collection account created by the indenture and held by the trustee under the indenture.

GRC means a general rate case of the Servicer brought before the CPUC.

GRC allocation factors has the meaning specified under “SCE’s Financing Order—The Financing Order Establishes the Methodology used to Calculate the Fixed Recovery Charges” in this prospectus.

Holder or Bondholder means a registered holder of the bonds.

Indenture means the indenture to be entered into between the issuing entity and the trustee, providing for the issuance of bonds, as the same may be amended and supplemented from time to time.

Independent manager means each person appointed as an “independent manager” of the issuing entity pursuant to the limited liability company agreement.

Independent manager fee means the fee payable to the independent manager(s) pursuant to the limited liability company agreement.

Internal Revenue Code means the Internal Revenue Code of 1986, as amended.

Issuing entity means SCE Recovery Funding LLC.

kW means kilowatt.

kWh means kilowatt-hour.

Limited liability company agreement means the Limited Liability Company Agreement of SCE Recovery Funding LLC, dated as of the                         .

LPC means any late payment charge that is or is permitted to be charged to customers by SCE.

Moody’s means Moody’s Investors Service, Inc. or any successor in interest.

Municipal DL has the meaning specified under “Risk Factors—Risks Associated with Potential Judicial, Legislative or Regulatory Decisions—A municipal entity or tribal utility might assert the right to acquire portions of SCE’s electric facilities and/or serve the load of customers within their jurisdictional areas and avoid or reduce the affected customers’ payment of the fixed recovery charges” in this prospectus.

MW means megawatt.

MWh means megawatt-hour.

Nonbypassable means that the right to collect these fixed recovery charges from all existing and future electricity customers within SCE service territory as it existed on as it existed on the date of the financing order (                ), subject only to exceptions specified in the Securitization Law and the financing order.

Non-U.S. Holder means a holder of bonds that is neither a U.S. Holder nor subject to rules applicable to former citizens and residents of the United States.

NRSRO means a nationally recognized statistical rating organization.

Other factor non-routine true-up adjustment has the meaning specified under “SCE’s Financing Order— Fixed Recovery Charges—The Financing Order Requires the Servicer to Periodically to “True-Up” the Fixed Recovery Charge” in this prospectus.

Outstanding means, as of the date of determination, all recovery bonds theretofore authenticated and delivered under the Indenture except:

(a)    bonds theretofore canceled by the bond registrar or delivered to the bond registrar for cancellation;

(b)    bonds or portions thereof the payment for which money in the necessary amount has been theretofore deposited with the trustee or any paying agent in trust for the holders of such bonds; and

(c)    bonds in exchange for or in lieu of other bonds which have been issued pursuant to this Indenture unless proof satisfactory to the trustee is presented that any such bonds are held by a protected purchaser (as defined in Section 8-303 of the UCC);

provided that in determining whether the holders of the requisite outstanding amount of the bonds or any tranche thereof have given any request, demand, authorization, direction, notice, consent or waiver hereunder or under any basic document, bonds owned by the issuing entity, any other obligor upon the bonds, the member, the seller, the servicer or any affiliate of any of the foregoing persons shall be disregarded and deemed not to be outstanding, except that, in determining whether the trustee shall be protected in relying upon any such request, demand, authorization, direction, notice, consent or waiver, only bonds that the trustee actually knows to be so owned shall be so disregarded. bonds so owned that have been pledged in good faith may be regarded as outstanding if the pledgee establishes to the satisfaction of the trustee the pledgee’s right so to act with respect to such bonds and that the pledgee is not the issuing entity, any other obligor upon the bonds, the member, the seller, the servicer or any affiliate of any of the foregoing persons.

Outstanding amount means the aggregate principal amount of all bonds or, if the context requires, all bonds of a tranche, outstanding at the date of determination.

Operating expenses means all unreimbursed fees, costs and expenses of the issuing entity, including all amounts owed by the issuing entity to the trustee, any manager of the issuing entity, the servicing fee, the administration fee, legal and accounting fees, rating agency fees, costs and expenses of the issuing entity and SCE, the return on equity due SCE for its capital contribution.

Payment date means the date or dates on which interest and principal are to be payable on the bonds.

Periodic payment requirement has the meaning specified under “SCE’s Financing Order—True-Up Mechanism” in this prospectus.

Public Utilities Code means the California Public Utilities Code, as amended from time to time.

PTCE means a prohibited transaction class exemption of the United States Department of Labor.

Rating agencies means Moody’s and S&P.

Rating agency condition means, with respect to any action, not less than ten (10) business days’ prior written notification to each rating agency of such action, and written confirmation from each of S&P and Moody’s to the servicer, the trustee and us that such action will not result in a suspension, reduction or withdrawal of the then current rating by such rating agency of any tranche of bonds issued by us and that prior to the taking of the proposed action no other rating agency shall have provided written notice to us that such action has resulted or would result in the suspension, reduction or withdrawal of the then current rating of any such tranche of bonds; provided, that if within such ten (10) business day period, any rating agency (other than S&P) has neither replied to such notification nor responded in a manner that indicates that such rating agency is reviewing and considering the notification, then (i) we shall be required to confirm that such rating agency has received the rating agency condition request, and if it has, promptly request the related rating agency condition confirmation and (ii) if the rating agency neither replies to such notification nor responds in a manner that indicates it is reviewing and considering the notification within five (5) business days following such second (2nd) request, the applicable rating agency condition requirement shall not be deemed to apply to such rating agency. For the purposes of this definition, any confirmation, request, acknowledgment or approval that is required to be in writing may be in the form of electronic mail or a press release (which may contain a general waiver of a rating agency’s right to review or consent).

Reconciliation certificate means the certificate of the servicer delivered to the trustee pursuant to the servicing agreement reconciling amounts fixed recovery charge collections delivered to the trustee for deposit to the collection account with actual fixed recovery charge collections.

Record date means the date or dates with respect to each payment date on which it is determined the person in whose name each bond is registered will be paid on the respective payment date.

Recovery costs means all “recovery costs” as defined in the Securitization Law.

Recovery property means all “recovery property” as defined in the Securitization Law created pursuant to the financing order and sold or otherwise conveyed to the issuing entity under the sale agreement, including the right to impose, collect and receive the fixed recovery charges authorized in the financing order.

Regulation AB means the rules of the SEC promulgated under Subpart 229.1100—Asset-Backed Securities (Regulation AB), 17 C.F.R. §§229.1100-229.1125, as such may be amended from time to time.

Regulation RR means Rule 19(b)(8) of the risk retention regulations in 17 C.F.R. Part 246 promulgated under the Exchange Act.

Required capital level means the amount required to be funded in the capital subaccount, which will equal 0.50% of the principal amount of bonds issued by us.

Routine true-up adjustments has the meaning specified under “SCE’s Financing Order—Fixed Recovery Charges—The Financing Order Requires the Servicer to Periodically to “True-Up” the Fixed Recovery Charge” in this prospectus.

S&P means Standard & Poor’s Ratings Group, Inc. or any successor in interest.

Sale agreement means the sale agreement to be entered into between the issuing entity and SCE, pursuant to which SCE sells and SCE Recovery Funding LLC buys the recovery property.

SCE means Southern California Edison Company.

Securitization Law means Article 5.8 of Chapter 4 of the California Public Utilities Code, as amended.

Seller means Southern California Edison Company.

Series supplement means the supplement to the indenture which establishes the specific terms of the bonds.

Servicer means SCE, acting as the servicer, and any successor or assignee servicer, which will service the recovery property under a servicing agreement with the issuing entity.

Servicer default has the meaning specified under “The Servicing Agreement—Servicer Defaults” in this prospectus.

Servicing agreement means the servicing agreement to be entered into between the issuing entity and SCE, as the same may be amended and supplemented from time to time, pursuant to which SCE undertakes to service the recovery property.

Special payment date has the meaning specified under “Description of the Bonds—Payment on the Bonds” in this prospectus.

Sponsor means Southern California Edison Company.

State pledge has the meaning specified under “Prospectus Summary of Terms—State Pledge” in this prospectus.

Treasury Regulations means proposed or issued regulations promulgated from time to time under the Internal Revenue Code.

True-up means a mechanism required by the Securitization Law and the financing order whereby the servicer will apply to the California commission for adjustments to the applicable fixed recovery charges based on actual collected fixed recovery charges and updated assumptions by the servicer as to future collections of fixed recovery charges.

Trust Indenture Act means the Trust Indenture Act of 1939, as amended.

Trustee means The Bank of New York Mellon Trust Company, N.A., as trustee under the indenture, and its successors and assigns in such capacity.

UCC means, unless the context otherwise requires, the Uniform Commercial Code, as in effect in the relevant jurisdiction, as amended from time to time.

U.S. Holder means a holder of a bond that is (a) a citizen or resident of the United States, (b) a partnership or corporation (or other entity treated like a corporation for federal income tax purposes) organized in or under the laws of the United States, any state thereof or the District of Columbia, (c) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, (d) a trust with respect to which both (i) a court in the United States is able to exercise primary authority over its administration and (ii) one or more United States persons have the authority to control all of its substantial decisions or (e) a trust that has elected to be treated as a United States person under applicable Treasury Regulations.

$         Senior Secured Recovery Bonds, Series 2021

Southern California Edison Company

Sponsor, Depositor and Initial Servicer

SCE Recovery Funding LLC

Issuing Entity

Joint Bookrunners

Co-Managers

PART II

Information Not Required in Prospectus

Item 12.	Other Expenses of Issuance and Distribution

The following table sets forth the various expenses expected to be incurred by the registrants in connection with the issuance and distribution of the securities being registered by this prospectus, other than underwriting discounts and commissions. All amounts are estimated except the Securities and Exchange Commission registration fee.

Securities and Exchange Commission registration fee		$37,094
Printing expenses			*
Trustee fees and expenses			*
Legal fees and expenses			*
Accounting fees and expenses			*
Rating Agencies’ fees and expenses			*
Structuring agent fees and expenses			*
Miscellaneous fees and expenses			*
Total	$		*

*	To be filed by amendment.

Item 13.	Indemnification of Directors and Officers

SCE RECOVERY FUNDING LLC

Section 18-108 of the Delaware Limited Liability Company Act provides that subject to such standards and restrictions, if any, as are set forth in the limited liability company agreement of a limited liability company, a limited liability company may, and shall have the power to, indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever. Under the limited liability company agreement of SCE Recovery Funding LLC, we will indemnify our managers to the fullest extent permitted by law against any liability incurred with respect to their services as managers under our limited liability company agreement, except for liabilities arising from their own fraud, gross negligence or willful misconduct or, in the case of an independent manager, their bad faith or willful misconduct.

SOUTHERN CALIFORNIA EDISON COMPANY

Section 317 of the California Corporations Code provides that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any proceeding or action by reason of the fact that he or she is or was a director, officer, employee or other agent of such corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise. Section 317 also grants authority to a corporation to include in its articles of incorporation indemnification provisions in excess of that permitted in Section 317, subject to certain limitations specified in Section 317.

Article Eighth of the Restated Articles of Incorporation of Southern California Edison Company (SCE) authorizes SCE to provide indemnification of directors, officers, employees, and other agents through bylaw provisions, agreements with agents, votes of shareholders or disinterested directors, or otherwise, in excess of the indemnification otherwise permitted by Section 317 of the California Corporations Code, subject only to the applicable limits set forth in Section 204 of the California Corporations Code.

Article VI of the Amended Bylaws of SCE contains provisions implementing the authority granted in Article Eighth of the Restated Articles of Incorporation. The Amended Bylaws provide for the indemnification of any director or officer of SCE, or any director or officer of SCE acting at the request of SCE as a director, officer, employee or agent of another corporation or other enterprise, for any threatened, pending or completed action, suit or proceeding to the fullest extent permissible under California law and the Restated Articles of Incorporation of SCE, subject to the terms of any agreement between SCE and such a person; provided that, no such person will be indemnified: (i) except to the extent that the aggregate of losses to be indemnified exceeds the amount of such losses for which the director or officer is paid pursuant to any directors’ or officers’ liability insurance policy maintained by SCE; (ii) on account of any suit in which judgment is rendered for an accounting of profits made from the purchase or sale of securities of SCE pursuant to Section 16(b) of the Securities Exchange Act of 1934 and amendments thereto or similar provisions of any federal, state or local statutory law; (iii) if a court of competent jurisdiction finally determines that the indemnification is unlawful; (iv) for acts or omissions involving intentional misconduct or knowing and culpable violation of law; (v) for acts or omissions that the director or officer believes to be contrary to the best interests of SCE or its shareholders, or that involve the absence of good faith; (vi) for any transaction from which the director or officer derived an improper personal benefit; (vii) for acts or omissions that show a reckless disregard for the director’s or officer’s duty to SCE or its shareholders in circumstances in which the director or officer was aware, or should have been aware, in the ordinary course of performing his or her duties, of a risk of serious injury to SCE; (viii) for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director’s or officer’s duties to SCE or its shareholders; (ix) for costs, charges, expenses, liabilities and losses arising under Section 310 or 316 of the California Corporations Code; or (x) as to circumstances in which indemnity is expressly prohibited by Section 317 of the California Corporations Code. The exclusions set forth in clauses (iv) through (ix) above will apply only to indemnification with regard to any action brought by or in the right of SCE for breach of duty to SCE or its shareholders. The Amended Bylaws of SCE also provide that SCE will indemnify any director or officer in connection with (a) a proceeding (or part thereof) initiated by him or her only if such proceeding (or part thereof) was authorized by the Board of Directors of SCE or (b) a proceeding (or part thereof) other than a proceeding by or in the name of SCE to procure a judgment in its favor, only if any settlement of such a proceeding is approved in writing by SCE. Indemnification will cover all costs, charges, expenses, liabilities and losses, including attorneys’ fees, judgments, fines, ERISA excise taxes, or penalties and amounts paid or to be paid in settlement, reasonably incurred or suffered by the director or officer.

SCE has directors’ and officers’ liability insurance policies in force insuring directors and officers of SCE and its subsidiaries. SCE has also entered into written agreements with each of its directors incorporating the indemnification provisions of its Amended Bylaws. The above is a general summary of certain provisions of SCE’s Articles of Incorporation and Amended Bylaws and the California Corporations Code and is subject in all respects to the specific and detailed provisions of SCE’s Articles of Incorporation and Amended Bylaws and the California Corporations Code.

Item 14.	Exhibits

List of Exhibits

EXHIBIT NO.	DESCRIPTION OF EXHIBIT

1.1	Form of Underwriting Agreement*

3.1	Certificate of Formation of SCE Recovery Funding LLC

3.2	Limited Liability Company Agreement of SCE Recovery Funding LLC

4.1	Form of Indenture between SCE Recovery Funding LLC and the Trustee (including forms of the bonds)*

5.1	Opinion of Norton Rose Fulbright US LLP with respect to legality*

8.1	Opinion of Norton Rose Fulbright US LLP with respect to federal tax matters*

10.1	Form of Recovery Property Servicing Agreement between SCE Recovery Funding LLC and Southern California Edison Company, as Servicer*

10.2	Form of Recovery Property Purchase and Sale Agreement between SCE Recovery Funding LLC and Southern California Edison Company, as Seller*

10.3	Form of Administration Agreement between SCE Recovery Funding LLC and Southern California Edison Company, as Administrator*

21.1	List of Subsidiaries

23.1	Consent of Norton Rose Fulbright US LLP (included as part of its opinions filed as Exhibit 5.1 and 8.1)*

24.1	Power of Attorney of SCE Recovery Funding LLC (included on the signature pages to this Registration Statement)

24.2	Power of Attorney of Southern California Edison Company

25.1	Form of T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of The Bank of New York Mellon Trust Company, N.A.

99.1	Financing Order*

99.2	Form of Opinion of Norton Rose Fulbright US LLP with respect to U.S. constitutional matters*

99.3	Form of Opinion of Norton Rose Fulbright US LLP with respect to California constitutional matters*

*	To be filed by amendment

Item 15.	Undertakings

(a)	The undersigned registrant hereby undertakes that:

(i)

For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii)

For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b)	As to indemnification:

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, each registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by a registrant of expenses incurred or paid by a director, officer or controlling person of such registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, each registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(c)	As to qualification of trust indentures:

The undersigned registrants hereby undertake to file an application for the purpose of determining the eligibility of the Trustee to act under Subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Act.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form SF-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rosemead, State of California, on the 26th day of October, 2020.

SOUTHERN CALIFORNIA EDISON COMPANY

By:	/s/ Kevin M. Payne
Name: Kevin M. Payne
Title: President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Kevin M. Payne Kevin M. Payne	President and Chief Executive Officer (principal executive officer)	October 26, 2020

/s/ William M. Petmecky III William M. Petmecky III	Senior Vice President and Chief Financial Officer (principal financial officer)	October 26, 2020

/s/ Aaron D. Moss Aaron D. Moss	Vice President and Controller (principal accounting officer)	October 26, 2020

Southern California Edison Company Majority of Board of Directors:

Jeanne Beliveau-Dunn*	Director

Michael C. Camuñez*	Director

Vanessa C.L. Chang*	Director

James T. Morris*	Director

Timothy T. O’Toole*	Director

Kevin M. Payne*	Director

Pedro J. Pizarro*	Director

Carey A. Smith*	Director

Linda G. Stuntz*	Director

William P. Sullivan*	Director

Peter J. Taylor*	Director

Keith Trent*	Director

* By /s/ Natalia Woodward
(Natalia Woodward, Attorney-in-Fact)		October 26, 2020

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form SF-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rosemead, State of California, on the 26th day of October, 2020.

SCE RECOVERY FUNDING LLC

By:	/s/ William M. Petmecky, III
Name: William M. Petmecky, III
President and Manager

Each of the persons whose signatures appear below constitute and appoint William M. Petmecky, III, Natalia Woodward, and Michael A. Henry, and each of them, his/her true and lawful attorneys-in-fact and agents with full and several power of substitution, for him/her and his/her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) and supplements to this Registration Statement, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitutes, may lawfully do or cause to be done.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ William M. Petmecky, III William M. Petmecky, III	President and Manager (principal executive officer)	October 26, 2020

/s/ Natalia Woodward Natalia Woodward	Vice President, Treasurer and Manager (principal financial and accounting officer)	October 26, 2020

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